UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES SUMMARY OF FINANCIAL STATEMENTS

SUMMARY			Pages

Independent Auditors' Report			1
Performance Review			3
Financial Statements
Balance Sheets			13
Income Statements			17
Statements of Changes in Stockholders' Equity - Bank			18
Statements of Changes in Stockholders' Equity - Consolidated			19
Statements of Cash Flows			20
Statements of Value Added			21
Notes to the Financial Statements
Note	1	. General Information	22
Note	2	. Presentation of Financial Statements	22
Note	3	. Significant Accounting Practices	23
Note	4	. Cash and Cash Equivalents	29
Note	5	. Interbank Investments	30
Note	6	. Securities and Derivatives Financial Instruments	31
Note	7	. Interbank Accounts	50
Note	8	. Loan Portfolio and Allowance for Loan Losses	50
Note	9	. Foreign Exchange Portfolio	54
Note	10	. Trading Account	54
Note	11	. Tax Credits	55
Note	12	. Other Receivables - Other	56
Note	13	. Non-Current Assets Held for Sale	57
Note	14	. Dependence Information and Foreign Subsidiary	57
Note	15	. Investments in Affiliates and Subsidiaries	58
Note	16	. Fixed Assets	63
Note	17	. Intangibles	63
Note	18	. Money Market Funding and Borrowings and Onlendings	64
Note	19	. Tax and Social Security	67
Note	20	. Subordinated Debts	68
Note	21	. Debt Instruments Eligible to Compose Capital	68
Note	22	. Other Payables - Other	69
Note	23	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	69
Note	24	. Stockholders’ Equity	72
Note	25	. Operational Ratios	73
Note	26	. Related Parties	74
Note	27	. Income from Services Rendered and Banking Fees	80
Note	28	. Personnel Expenses	80
Note	29	. Other Administrative Expenses	80
Note	30	. Tax Expenses	81
Note	31	. Other Operating Income	81
Note	32	. Other Operating Expenses	81
Note	33	. Non-Operating Result	81
Note	34	. Income Tax and Social Contribution	82
Note	35	. Employee Benefit Plans - Post-Employment Benefits	82
Note	36	. Risk Management Structure	92
Note	37	. Corporate Restructuring	98
Note	38	. Other Information	99
Executive’s Report of Financial Statements			100
Executive’s Report of Independent Auditors' Report			101

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. ("Bank") as at March 31, 2016, and the related statements of income, changes in equity and cash flows for the three-month period then ended, as well as the interim consolidated balance sheet of Banco Santander (Brasil) S.A. and its subsidiaries ("Consolidated") as at March 31, 2016, and the related consolidated statements of income, changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements referred to above have not been prepared, in all material respects, the financial position of Banco Santander (Brasil) S.A., and Banco Santander (Brasil) S.A. and its subsidiaries as at March 31, 2016, their financial performance and cash flows for the three-month period then ended, as well as their consolidated financial performance and cash flows for the three-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br

Banco Santander (Brasil) S.A.

Other Matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the three-month period ended March 31, 2016, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the interim financial statements taken as a whole.

Review of the prior-year information

The interim financial statements mentioned in the first paragraph include, for comparative purposes, financial information related to the statements of income, changes in equity, cash flows and the statements of value added for the three-month period ended at March 31, 2015, obtained from the financial statements of that quarter, and the balance sheets as at December 31, 2015, obtained from the financial statements as at December 31, 2015. The review of these interim financial statements for the three-month period ended at March 31, 2015, and the audit opinion of the financial statements for the year ended at December 31, 2015 were conducted under the responsibility of the other independent auditors, who issued an unqualified review and audit opinion reports dated April 27, 2015 and January 26, 2016, respectively.

São Paulo, April 26, 2016

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Accountant CRC 1SP127241/O-0

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES PERFORMANCE REVIEW

Dear Stockholders:

We present herein the Performance Review to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended March 31, 2016, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comission (CVM), that does not conflict with the rules of Bacen.

The consolidated financial statements in accordance with the International Accounting Standards Board (IASB) for the period ended March 31, 2016, will be released within the statutory period, at the website www.santander.com.br/ri.

1) Macroeconomic Environment

In the first quarter of 2016, when compared with the last three months of 2015, there was an appreciation of the real against the dollar, that the real is currently fluctuating near BRL3.60/USD. Despite this movement, the economy is still in sharp contraction and should not show significant improvement until the end of the year, imposing a challenging economic context for banking activity in Brazil. The labor market, as a result, continues in process of deterioration and precarization, which can be verified by the rapid rise of the unemployment rate. The aforementioned economic shrinkage has not been smoothed by fiscal and monetary policies in the beginning of the year. Public accounts have been suffering the effects of lower tax revenues due to economic recession, so the adjustment measures adopted so far shall not be reversed in the short term. Meanwhile, the Central Bank is likely to have little room to stimulate the economy with monetary policy – the interest rate is flat at 14.25% – since the inflation measured by the 12-month IPCA (Brazilian Consumer Price Index) is still high.

In this environment, the loan portfolio grew 5.3% in February 2016 compared to the same month last year, representing a significant slowdown compared to the growth rate of 6.7% observed in December 2015. This trend can be observed in both earmarked credit, whose growth fell to 8.2% a year, and non-earmarked credit, which increased only 2.6% between February 2015 and February 2016. The portfolio of public banks is also growing at a slower pace compared to the past, but still growing substantially more than the one of private banks (9.3% in twelve months, whereas private banks expanded by only 0.5%). Conservatism in the concession bid by banks, caution in the credit taken by consumers and high interest rates are factors that should keep this credit downtrend over the upcoming months.

2) Performance

2.1) Net Income

2.1.1) Corporate Net Income

CONSOLIDATED INCOME STATEMENTS (R$Millions)	3M16	3M15	annual changes %	4Q15	quarter changes %
Financial Income	21,096.1	19,238.0	9.66	20,172.2	4.58
Financial Expenses	(12,577.6)	(18,608.1)	32.41	(16,804.5)	-25.15
Gross Profit From Financial Operations	8,518.5	629.9	1,252.36	3,367.7	152.95
Other Operating (Expenses) Income	(3,708.6)	(3,501.0)	-5.93	(2,052.5)	80.69

Operating Income	4,809.9	(2,871.1)	267.53	1,315.2	265.72

Non-Operating Income	25.4	78.3	-67.56	(322.4)	-107.88

Income Before Taxes on Income and Profit Sharing	4,835.3	(2,792.8)	273.13	10,278.2	-52.96

Income Tax and Social Contribution	(3,302.1)	3,799.8	186.90	681.9	-584.25
Profit Sharing	(318.4)	(263.7)	-20.74	(467.2)	-31.85
Minority Interest	(2.1)	(59.5)	96.47	(4,742.3)	-99.96
				,	,
NET INCOME	1,212.7	683.8	77.35	1,167.2	3.90

The net income of Banco Santander presented in the first quarter an increase of 77.4% compared to the same period of 2015. Excluding amortization expense of goodwill(1) of R$447.4 million in the first quarter of 2016 and R$949.1 in the same period of 2015, the consolidated net income is R$1,660.1 million in 2016 and R$1,632.9 million in 2015.

The total of general expenses, including personnel expenses, others administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization reduced 11.6% in March 2016, compared with the same period of 2015, while personnel and profit sharing expenses increased 14.5% and other administrative expenses increased 1.6% YoY both.

(1) Goodwill Amortization - On July 2015 the Bank revised the amortization curve rate of the acquisition goodwill of Banco Real to suit originally established curve for the term, extension and proportion. The goodwill amortization will be concluded in 2017 (originally was 2016).

Revenues and Expenses of financial income where impacted by the depreciation of the exchange rate(2) and the economy slowdown, compared to the first quarter of 2015. The consolidate result with loans and leasing operations, which includes interest income, exchange rate changes, recovery of loans previously written off and others, reduced 48.7% YoY. Additionally, the lines of Income Tax and Social Contribution where also affected by the exchange rate(2).

(2) Hedge of the foreign investments - The Bank operate a branch in the Cayman Islands and Santander EFC which used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us, which are extended to our customers for working capital and trade-related financings.

To protect the exposures exchange rate variations, the Bank uses derivative. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation for the real in foreign investments is nontaxable to PIS/COFINS/IR/CSLL, while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the after-tax results.

The different tax treatment of such exchange differences results in volatility in earnings (loss) and operating the Tax Expense accounts (PIS/COFINS) and income taxes (IR/CSLL). Exchange rate variations recorded from foreign investments the first quarter of 2016 resulted in a loss of R$3,786 million. On the other hand, contracts for derivatives contracted to cover these positions generated a loss in Gains and Losses on Financial Assets of R$7,220 million. The tax effect of these derivatives impacted the Tax Expenses line generating a tax gain of R$3,434 million, composed by R$336 million of PIS/COFINS and R$3,098 million IR/CSLL.

The operating result for the quarter ended March 31, 2016, is affected by this amount which, if desconsidered, would be R$1,712 million in march 2016 and R$1,337 in march 2015.

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$Millions)	Mar/16	Mar/15	annual changes %	Dec/15	quarter changes %
Current and Long-Term Assets	655,329.3	596,215.8	9.91	663,804.5	-1.28
Permanent Assets	13,420.3	16,074.8	-16.51	13,645.3	-1.65
TOTAL ASSETS	668,749.6	612,290.6	9.22	677,449.8	-1.28

Current and Long-Term Liabilities	608,359.9	553,030.2	10.00	620,289.1	-1.92
Deferred Income	409.1	408.1	0.25	385.5	6.12
Minority Interest	1,927.7	1,449.4	33.00	1,956.1	-1.45

Stockholders' Equity	58,052.9	57,402.9	1.13	54,819.1	5.90

TOTAL LIABILITIES	668,749.6	612,290.6	9.22	677,449.8	-1.28

The total assets presented an increase of 9.2% YoY, and they are mainly represented by: R$248,270.8 million of loan portfolio, R$151,377.1 million of securities and derivative financial instruments, R$51,481.2 million of interbank investments and R$57,100.8 million of interbank accounts. In March 2015 amounts: R$258,236.0 million, R$131,493.4 million, R$48,732.2 million, R$34,291.4 million.

FUNDING BY CUSTOMERS (R$Millions)	Mar/16	Mar/15	annual changes %	Dec/15	quarter changes %
Demand Deposits	14,491	15,255	-5.01	15,698	-7.69
Saving Deposits	34,964	37,569	-6.93	35,985	-2.84
Time Deposits	85,048	84,008	1.24	86,528	-1.71
Debentures/LCI/LCA¹	86,486	79,731	8.47	90,226	-4.15
Treasury Bills (Letras Financeiras)[2]	62,152	44,159	40.75	59,499	4.46

Total Funding	283,141	260,722	8.60	287,936	-1.67
1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. Includes Certificates of Structured Operations.

The total of funding resources increased 1.7%, compared with December, 2015. The highlight was the growth of 4.5% on Treasury Bills

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$Million)	Mar/16	Mar/15	annual changes %	Dec/15	quarter changes %
Individuals [1]	85,593	79,819	7.23	84,805	0.93
Consumer Finance (Vehicles and Other Assets)	32,708	36,178	-9.59	33,931	-3.60
Small and Medium-sized Entities	33,837	35,831	-5.57	31,572	7.17
Large-sized Entity	96,133	106,316	-9.58	110,680	-13.14
Total Loan portfolio (gross)	248,271	258,144	-3.82	260,988	-4.87

Allowance for Loan Losses	(16,396)	(14,078)	16.46	(16,832)	-2.59

Total Loan portfolio (net)	231,875	244,066	-4.99	244,156	-5.03
1. Including the loans to individual in the consumer finance segment, the individual portfolio reached R$114,956 on March 31, 2016 and R$117,139 on March 31, 2015.

On March 31, 2016, the loan portfolio (gorss) presented a reduce of 3.8% compared to March 2015 and 4.9% compared to December 2015, Individuals segment showed a growth in both periods, being 7.2% YoY and 0.9% compared to December, 2015.

Delinquency

The delinquency ratio non-performing loans more than 90 days reached 3.3% of the loan portfolio, showing an increase of 0.3 p.p. in twelve months and 0.2 p.p. in three months.

Allowance for loan losses represents 6.6% of the loan portfolio in March 2016, 6.5 in December 2015 and 5.5% in March 2015.

The allowance for loan losses, net of revenues with recovery of loans previously written off in the period ended March 31, 2016 is R$2,013.0 million and R$2,403.0 million in 2015, YoY. The expense reduced 16.2%, this growth occurred mainly due to the impact of the reinforcement of provisions for economic groups in the large company segment occurred in 2015.

2.4) Stockholders’ Equity

In March 2016, Banco Santander consolidated stockholders’ equity presented an increase of 1.1% YoY and 5.9% compared to December, 2015.

The variance of stockholders' equity compared to December, 2015 is due, mainly, of the adjustment of equity evaluation in the amount of R$2,043 million, mainly, securities and derivative instruments offset by net profit of R$1,212.7 million.

In 2016, 6,578,600 Units were acquired, 5,316,647 Units paid as Bonus and Long-Term Incentive Plan – Local. The balance accumulated of treasury shares on March 31, 2016, amounting to 27,218,759 Units (12/31/2015 – 25,956,806 Units) equivalent to R$133 million (12/31/2015 – R$375 million). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.28 and R$18.51. In 2016 was not acquired ADRs and the balance accumulated of ADRs acquired and held in treasury amounting 13,137,665 ADRs, in the current amount of R$289 million (12/31/2015 - R$317 million). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.37, US$6.17 and US$10.21. The market value of these shares on March 31, 2016 was R$16.95 per Unit and US$4.65 per ADR. In the period ended on March 31, 2016, due to the Optimization Plan PR, were also recorded interest in the amount of R$107.

In the first quarter 2016 where payd Intercalary Dividends, as shown bellow:

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)				Mar/16	Dec/15
Interest on capital				0.0	1,400.0
Interim Dividends				0.0	3,050.0
Intercalary Dividends				0.0	1,750.0
Total				0.0	6,200.0

2.5) Basel Index

Financial institutions are required by BACEN to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As established by CMN Resolution 4,193/2013 requirement for PR is 11% until December 31, 2015, from January 2016 the requirement is to 9.875% plus 0.625% of conservation of capital, totaling 10.5% until December 2016, for the Tier I is 6% and the Main Capital is 4.5%.

I

As a continuation the adoption of the rules established by CMN Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution 4,280/2013, starting up a new period of comparison.

Index is calculated on a consolidated basis, as shown below:

BASEL INDEX %				Mar/16	Dec/15
Basel Index - consolidated				16,4	15.7

'(1) As a continuation the adoption of the rules established by Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by Resolution 4,280/2013, starting up a new period of comparison.

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended March 31, 2016 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	88,048.9	5,586.7	78.5	2,085.9
Aymoré Crédito, Financiamento e Investimento S.A.	30,000.0	1,321.2	(79.9)	25,077.9
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3,516.2	3,180.5	11.6	1,603.5
Banco Bonsucesso S.A.	5,779.4	601.9	(7.6)	5,179.9
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	1,775.7	1,456.7	73.1	0.0
Santander Corretora de Câmbio e Valores Mobiliários S.A	1,200.4	495.1	9.2	0.5
(1) Includes Leasing portfolio and other credits.

3) Other Significant Events

3.1) Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On 24 July 2015, Aymoré CFI and Banco Santander, in furtherance of the partnership entered into between Banque PSA Finance (“Banque PSA”) and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA brands (Peugeot, Citroën and DS) in Europe, on this date Banco Santander entered into binding agreements for the formation of a financial cooperation in Brazil with Banque PSA to locally offer a range of financial and insurance products to consumers and distributors of the PSA brands. The main vehicle of the financial cooperation shall be Banco PSA Finance Brasil S.A., which shall be held in the proportion of fifty per cent (50%) by Aymoré CFI, and fifty per cent (50%) by Banque PSA. The acquisition shall be carried out for the proportional book value on the closing date. The transaction also contemplates the acquisition, by subsidiaries of Banco Santander, of hundred per cent (100%) of PSA Finance Arrendamento Mercantil S.A. which purchase price shall be equivalent to seventy four per cent (74%) of its book value on the closing date, and, of fifty per cent (50%) of PSA Corretora de Seguros e Serviços Ltda., which purchase price shall be equivalent to the proportional book value on the closing date. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory and anti-trust approvals.

b) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On October 3, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31,128, through the issuance of 20 million new common shares.

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

c) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Banco Bonsucesso Consignado).

On February 10, 2015, with the approval of the Central Bank, the transaction was concluded and Santander Brasil, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, holding 60% of the share capital of the entity. Banco Bonsucesso owns the remaining portion of its share capital (40%).

Banco Bonsucesso Consignado became the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. Banco Santander will continue to originate payroll loan transactions independently through its own channels.

d) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil DTVM S.A.

The transaction is carried out within the context of a global alliance between Banco Santander, S.A. and a group headed by Warburg Pincus LLC related to the qualified custody activity in Spain, Brazil and Mexico.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brasil DTVM S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A., was concluded at the amount of R$859 million, according to was informed to the market on June 19, 2014.

The transaction generated a gain of R$751 milions before taxes recorded in the Non-Operating Income item.

e) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

On July 31, 2014, the acquisition of Getnet, announced on April 4, 2014, was concluded.

In the EGM´s of August 31, 2014, the shareholders of the companies approved the merger of the Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. under the terms of the Merger Protocol of Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Protocol) dated as of August 29, 2014.

According to the Protocol, Getnet Adquirencia e Serviços para Meios de Pagamento S.A. received the book value of all assets, rights and obligations of Getnet totaling R$42,895, which was extinguished and succeeded by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in all their rights and obligations (merger). Considering that all the shares issued by Getnet were held by Getnet Adquirencia e Serviços para Meios de Pagamento S.A., no increase of the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A. following the approval of the merger was made, and the net assets of Getnet was registered in Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in return of the investment account.

The implementation of the merger represents an important step in the simplification, integration and consolidation of capture and processing activities of Santander Group acquiring business in Brazil. The new structure will provide a higher flexibility to manage business with a new and more complete commercial approach and an increase on operational leverage with gains of scale.

The Merger was made based on the Balance sheet of July 31, 2014, especially prepared for purposes of the merger and any variations occurred between August 1, 2014 to August 31, 2014 were appropriated by Getnet Adquirencia e Serviços para Meios de Pagamento S.A.

Summarized Balance Sheet at July 31, 2014

Current Assets and Long-Term Assets	272,491	Liabilities	396,205
Cash	21,720	Derivative Financial Instruments	4,574
Other Receivables	247,388	Borrowings	169,702
Other Assets	3,383	Other Payables	221,929
Permanent Assets	166,609	Stockholders' Equity	42,895
Investments	6,129
Fixed Assets	99,674
Intangibles	60,806
Total	439,100	Total	439,100

f) Acquisition by iZettle do Brasil Meios de Pagamento S.A. (iZettle do Brasil)

On July 18, 2014, Banco Santander acquired 50% of the total corporate capital of iZettle Brasil, through a capital contribution to the company in the amount of R$17 million. On July 31, 2014, Banco Santander contributed the entirety of its stake in iZettle Brasil to the capital of SGS Getnet.

The iZettle Brasil operates in the payment market, with the development and distribution of products and payment solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle Sweden in order to create a joint and coordinated effort in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

g) New Shareholders' Agreement of TecBan

In July 17, 2014, the country’s leading retail banks, including Banco Santander through one of its subsidiaries, had executed a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years ahead its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan. Thus increasing efficiency and providing more capillarity of services to the customer base. It is also expect a reduction in the costs and expenses related to the maintenance of ATMs.

h) Others Corporate Movements

We also performed the following corporate actions:

• On April 30th, 2015, it was formalized the merger and consequent extinction of the company Go Pay by Getnet.

• On April 30, 2015 it was formalized the merger and the consequent extinction of the companies KM Locanet Ltda. and Ideia Produções e Design Ltda. by Webmotors S.A.

• On March 23, 2015, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$120 million.

• On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energy Participações S.A. to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127 million.

• On December 10, 2014 the acquisition by Webmotors S.A., of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME was concluded.

4) Strategy

Santander Brasil is a universal bank focusing on retail services. The Bank is certain that the only way to grow in a recurring and sustainable manner is to provide excellent services that increase the level of satisfaction and attract more customers, who become more engaged. To accomplish this, the priority is to be a simple, personal and fair bank. The strategy is based on a long-term outlook, focusing on the efficient execution of the following priorities:

• Increase customer preference and engagement with targeted products and services that are simple, modern and efficient, which, through a multi-channel platform, seek to maximize the satisfaction of customers.

• Improve recurrence and sustainability by growing business with more diversified revenue, seeking a balance between credit, funding and services. At the same time, maintaining efficient cost management and rigorous control over risks.

• Be disciplined with capital and liquidity to conserve strength, adapt to regulatory changes and take advantage of opportunities for growth.

• Increase productivity through an intense agenda of productive transformation that allows the Bank to offer a complete portfolio of services.

The strategy prioritizes selective growth, close and long-lasting relations with the shareholders, and alignment with the country’s social and economic development agenda. The Bank is currently undergoing a commercial transformation agenda focused on customer satisfaction, which includes modernizing, simplifying and improving the supply of products, services and processes.

In the first quarter of 2016, the highlight is the following advances:

• Expanded the segment "Santander Negócios & Empresas" to companies with annual incomes up to R$200 million (previously R$80 million), making available more assertive tools and an adequate offer to the different customer profiles;

• Acquired 100% of "ContaSuper", a digital platform of pays and transfers, that meets the demands and creates new forms of use for all customer profiles;

• Inaugurated a new office model, which transforms the customer experience through interaction with digital channels, presents intuitive flow management and differentiated spaces with equipment to simplify processes;

• In line with the multichannel strategy, launched a digital channel customer care for Van Gogh and “Empresas 1” segments, with specialized care, by phone and e-mail, in extended hours;

• Santander is the bank with the lowest rate of client claims among our main competitors in the Brazilian Central Bank Ranking, as results of the improvements we are implementing in its services.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings assigned by the main rating agencies.

6) Corporate Governance

The Board of Directors approved, in a meeting held on January 26, 2016, the election of Messrs. Marino Alexandre Calheiros Aguiar and Mario Roberto Opice Leão to compose the Company's Board of Directors, to the position of Officer without specific designation for a complementary term of office, which shall be valid until the officers elected in the first Board of Directors’ Meeting after the 2017 Ordinary Shareholders’ Meeting take office.

The Board of Directors approved in a meeting held on January 26, 2016: (i) the Company’s financial statements for fiscal year ended December 31, 2015; (ii) the tax credit technical study, according to Rule No. 3,171/02 of Central Bank of Brazil (BACEN); and (iii) the publishing of the Standardized Financial Statements referred to fiscal year ended December 31, 2015.

The Board of Directors approved in a meeting held on February 26, 2016: (i) the Company´s Financial Statements by standard under International Accounting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRS), referred to the fiscal year ended on December 31, 2015; and (ii) the Ombudsman Office Report regarding the second semester of 2015 and the corrective measures taken due to the complaints received, in order to comply with Resolution No. 4,433, of July 23, 2015, of the National Monetary Council.

The Board of Directors approved in a meeting held on March 18, 2016, the hiring by Santander of the company PricewaterhouseCoopers Auditores Independentes, enrolled with Corporate Taxpayer Registry (CNPJ) under No. 61.562.112/0001-20, and under Local Accounting Council Registry (CRC) No. 2SP000160/O-5 and registered with the Securities Commission (CVM) under declaratory act No. 5.038 of September 8th, 1998, with headquarters at Av. Francisco Matarazzo, No. 1400, 9th, 10th and 13th to 17th floor, Torre Torino, Água Branca, São Paulo/SP, to act as independent audit company of Santander and of the companies part of Santander Conglomerate in Brazil, for 2016, 2017 and 2018 fiscal years, in replacement of Deloitte Touche Tohmatsu Auditores Independentes.

The Board of Directors approved in a meeting held on March 22, 2016: (i) the election of the Company’s Audit Committee members, for a one (1) year term, which shall be postponed until the investiture of the members that shall be elected on the First Board of Directors’ meeting to be held after the Ordinary General Meeting of 2017, as follows: René Luiz Grande, reappointed as Coordinator; Luiz Carlos Nannini, as technical qualified member; and Elidie Palma Bifano, as member; and (ii) ratified (a) the current composition of the Nomination, Governance and Compliance Committee, as follows: Jesús Maria Zabalza Lotina, as Coordinator; Celso Clemente Giacometti and Marília Artimonte Rocca; and (b) the current composition of the Sustainability and Society Committee, as follows: Jesús Maria Zabalza Lotina, as Coordinator; José Luciano Duarte Penido, Gilberto Mifano and Viviane Senna Lalli.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the standards of prudent management and customer focus, while respecting local legal and regulatory environment. Its main responsibilities are:

• To integrate and adapt the Bank's risk culture to the local environment, as well as risk management strategy, level of risk tolerance and the risk appetite, approved by Executive Comittee and Board of Directors;

• To evaluate and approve credit and market proposals and credit limits of clients and portfolios;

• To authorize the use of local management tools and risk models and being informed about the result of its internal validation;

• Keep informed, assess and monitor the observations and recommendations that may be made by the supervisory authorities in the fulfillment of their duties.

The organizational structure of the Executive Vice President of Credit and Market Risk, which is independent from commercial areas, is composed of a nucleon responsible for the management of credit risk, market risk and operational risk.

A specific department has the mission to consolidate the portfolios and respective risks, supporting senior management with an integrated information. In addition, it is also responsible for attending the regulators, internal and external auditors, as well as the Santander Group headquarter in Spain.
The Bank has a core called Risk Architecture, which includes a set of transverse functions of all risk factors necessary for the construction of an advanced management model. Included in this structure the areas of methodology (development, parameterization models that reach all areas of risk), Governance, Policy and Risk Culture, Capital, Stress Test and Risk MI, responsible for the generation, exploitation and dissemination of information beyond the project information systems.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches. The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management aims to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander Brasil operates in accordance with the global policies aligned with the objectives in Brazil in accordance with the risk appetite of the Bank. For this purpose, it has developed its own model of Risk Management, as follows:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4,327 of Bacen.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

The local corporative area, Non-Financial Risks, is responsible for implementing the Operational Risks and Internal Controls management of Santander Bank (Brazil) S.A. It is subordinated to Executive Vice-President of Risks and count with people, structure, standards, methodologies and tools for ensuring adequacy of the management and control model.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and Sarbanes Oxley requirements and resolutions of the National Monetary Council. This model also follows the guidelines established by the Santander Spain based on COSO-Committee of Sponsoring Organizations of the Treadway Commission-Internal Control – Integrated Framework 2013.

The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk.

The 2015 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded on April 25, 2016 and found no evidence of any of significant deficiencies or material weaknesses.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

The Audit Committee and the Board of Directors were informed on Internal Audit’s works to be done during the year 2016, according to its annual plan.

The Audit Committee favorably reviewed the annual work plan of the Internal Audit and recommended approvalapproved of the activity report for the year 2016.

In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others, its inherent risks, audit’s last rating, level of compliance with recommendations and size.
In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the three months of 2016, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2016, taking into account their design and operating effectiveness.

8) People

When we talk about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a decisive factor in making the Bank in the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because knows only with engaged professional, motivated, well trained and with full professional development, the Bank will manage to get more and better customers, satisfied , proud to do business with us and the Santander brand.

The daily performance of the Santander Brasil with customers, employees, shareholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and the way you act.

The Bank has a talented and dedicated team of about 50,000 employees only in Brazil. The Bank seeks professionals who identify with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet costumers needs and preferences) and Fair (promoting business and relationships that are good for customers, shareholders and employees). In addition to identifying with the culture, our professionals act in their day to day aligned to it.

9) Sustainable Development

Sustainability is a strategic part of business, in Santander. It is a commitment that seeks results for business and society in a simple, personal and fair way and which is concretized through a strategy based in three pillars: Social and Financial Inclusion, Education and Social and Environmental Business and Management. Among the first quarter highlights are: I) the Santander Microcredit, currently the largest productive and oriented microcredit operation among private banks in Brazil, offering credit and financial advice to low-income microentrepreneurs and since 2002, it disbursed approximately R$ 3.3 billion for more than 350,000 customers; II) the second edition of Empreendedorismo Sustentável Awards, that which forms part of the Amazônia 2020 Program of Santander Universities, with the main aim to support North of Brazil federal universities, promoting universities internationalization, encouraging the development of scientific research, the sustainable entrepreneurship and the technology transfer; III) Since 2013, Santander Financiamentos finances photovoltaic systems (direct conversion of solar energy into electric energy), it has established 79 partnerships with suppliers of renewable energy solution and, in 2015, generated a business turnover of R$ 9.9 million. In the first quarter of 2016, the partnerships number increased to 108 and the business turnover was R$ 4.0 million; IV) In the “Agro Sustentável” program, Santander currently increased 803 customers and 177 employers and outsourced firms were trained in relation to CAR (Environmental Rural Register) and 211 customers agreed to participate in the agreement with Coopercitrus (Cooperative); V) the Annual Report 2015 publication, which brings together economic, social, environmental and governance information about Santander Brasil, and follows the Global Reporting Initiative (GRI) - G4 version, in "comprehensive" model of report.

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards, which provides the necessity of approval of any services by the Audit Committee of the Bank.

In compliance with CVM Instruction 381/2003, we hereby inform that in the period ended in March 2016, there have not been any contract for non-audit services from PricewaterhouseCoopers, which cumulatively represent more than 5% of the related overall audit fee consideration.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, including the review of work performed, including any services other than external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor: (i) the auditor should not audit their own work; (ii) the auditor should not perform management functions; and (iii) the auditor should not promote the interests of his client. Acceptance and professional services not related to external audit for the period ended December 31, 2015 did not affect the independence and objectivity in the conduct of external audit examinations of the Banco Santander and other Group entities, since the principles above were observed.

The Board of Directors The Executive

(Approved at the Meeting of the Board of April 26, 2016).
***

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES BALANCE SHEETS

			Bank		Consolidated
	Note	03/31/2016	12/31/2015	03/31/2016	12/31/2015

Current Assets		412,472,171	412,689,314	423,947,726	426,064,803
Cash	4	5,269,985	5,231,627	5,463,167	6,863,856
Interbank Investments	5	68,668,219	74,010,064	51,295,739	55,443,206
Money Market Investments		31,754,010	31,837,273	31,838,359	31,990,143
Interbank Deposits		19,519,381	20,342,010	2,062,552	1,622,282
Foreign Currency Investments		17,394,828	21,830,781	17,394,828	21,830,781
Securities and Derivative Financial
Instruments	6	66,785,300	50,644,888	70,373,978	55,477,103
Own Portfolio		14,195,339	15,371,552	12,162,520	12,960,963
Subject to Repurchase Commitments		43,124,717	26,353,218	43,129,930	26,355,623
Derivative Financial Instruments		4,888,923	6,939,495	7,336,303	11,931,802
Linked to Central Bank of Brazil		584,319	537,278	584,319	537,278
Privatization Certificates		822	819	822	819
Linked to Guarantees		3,991,180	1,442,526	7,160,084	3,690,618
Interbank Accounts	7	56,617,854	54,869,025	56,933,017	55,135,620
Payments and Receipts Pending Settlement		1,355,622	1,778	1,355,622	1,778
Restricted Deposits:		55,241,423	54,831,669	55,556,586	55,098,264
Central Bank Deposits		55,239,909	54,829,213	55,555,072	55,095,808
National Housing System		1,514	2,456	1,514	2,456
Correspondents		20,809	35,578	20,809	35,578
Lending Operations	8	73,345,592	83,380,887	92,334,853	102,557,195
Public Sector		4,515	56,406	4,960	56,406
Private Sector		77,016,661	86,512,527	96,489,272	106,176,703
Lending Operations Assignment		2,850	204	2,850	204
(Allowance for Loan Losses)	8.f	(3,678,434)	(3,188,250)	(4,162,229)	(3,676,118)
Leasing Operations	8	9	1	1,509,015	1,585,580
Public Sector		-	-	15	131
Private Sector		15	6	1,532,623	1,610,498
(Allowance for Lease Losses)	8.f	(6)	(5)	(23,623)	(25,049)
Other Receivables		140,640,925	143,631,937	144,214,918	147,398,541
Credits for Guarantees Honored		722	844	722	844
Foreign Exchange Portfolio	9	96,189,949	94,642,636	96,189,949	94,642,636
Income Receivable		683,501	745,898	579,690	601,763
Trading Account	10	2,369,897	1,587,363	2,820,181	1,697,899
Tax Credits	11	8,515,236	8,063,063	9,152,740	8,786,456
Others	12	33,161,413	38,919,702	35,789,073	42,030,853
(Allowance for Other Receivables Losses)	8.f	(279,793)	(327,569)	(317,437)	(361,910)
Other Assets		1,144,287	920,885	1,823,039	1,603,702
Non-Current Assets Held for Sale	13	-	-	487,386	487,386
Other Assets		726,620	721,710	728,635	723,830
(Allowance for Valuation)		(74,691)	(73,736)	(74,691)	(73,748)
Prepaid Expenses		492,358	272,911	681,709	466,234

Long-Term Assets		298,151,774	286,568,316	231,381,549	237,739,651
Interbank Investments	5	15,025,169	13,497,719	185,500	366,922
Interbank Deposits		15,025,169	13,497,719	185,500	366,922
Securities and Derivative Financial
Instruments	6	156,191,785	146,319,775	81,003,166	87,414,879
Own Portfolio		37,226,907	26,292,498	17,909,349	23,350,447
Subject to Repurchase Commitments		96,376,972	91,063,021	39,367,719	32,605,138
Derivative Financial Instruments		9,664,605	13,237,376	9,719,456	14,078,407
Linked to Central Bank of Brazil		6,128,111	5,679,037	6,128,111	5,679,037
Privatization Certificates		2,327	2,387	2,327	2,387
Linked to Guarantees		6,792,863	10,045,456	7,876,204	11,699,463
Interbank Accounts	7	167,818	167,818	167,818	167,818
Restricted Deposits:		167,818	167,818	167,818	167,818
National Housing System		167,818	167,818	167,818	167,818
Lending Operations	8	88,068,610	85,225,495	104,293,998	101,762,256
Public Sector		103,907	62,014	103,907	62,014
Private Sector		98,592,560	96,773,748	115,442,315	113,895,402
Lending Operations Related to Assignment		177,945	196,634	177,945	196,634
(Allowance for Loan Losses)	8.f	(10,805,802)	(11,806,901)	(11,430,169)	(12,391,794)
Leasing Operations	8	3	14	1,377,453	1,374,449
Private Sector		9	20	1,412,822	1,412,834
(Allowance for Lease Losses)	8.f	(6)	(6)	(35,369)	(38,385)
Other Receivables		37,822,611	40,692,028	43,244,810	45,753,072
Receivables for Guarantees Honored		41,353	26,851	41,353	26,851
Foreign Exchange Portfolio	9	2,114,598	1,764,903	2,114,598	1,764,903
Income Receivable		246,416	216,852	246,885	216,852
Tax Credits	11	18,938,687	23,067,813	20,932,121	25,201,969
Others	12	16,843,242	15,886,443	20,337,235	18,881,467
(Allowance for Other Receivables Losses)	8.f	(361,685)	(270,834)	(427,382)	(338,970)
Other Assets		875,778	665,467	1,108,804	900,255
Temporary Assets		101,801	101,801	101,809	101,809
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		775,742	565,431	1,008,768	800,219

Permanent Assets		27,806,421	29,030,820	13,420,327	13,645,283
Investments		16,322,581	17,170,957	164,356	67,560
Investments in Affiliates and Subsidiaries:	15	16,304,098	17,152,711	148,690	51,747
Domestic		13,123,614	13,843,934	148,690	51,747
Foreign		3,180,484	3,308,777	-	-
Other Investments		51,683	51,446	57,542	57,295
(Allowance for Losses)		(33,200)	(33,200)	(41,876)	(41,482)
Fixed Assets	16	6,378,300	6,466,313	6,914,785	6,986,250
Real Estate		2,549,732	2,541,302	2,656,861	2,648,353
Others		10,693,001	10,566,480	11,911,798	11,723,760
(Accumulated Depreciation)		(6,864,433)	(6,641,469)	(7,653,874)	(7,385,863)
Intangibles	17	5,105,540	5,393,550	6,341,186	6,591,473
Goodwill		26,120,037	26,120,037	27,490,243	27,490,243
Intangible Assets		7,496,880	7,321,258	7,960,016	7,750,690
(Accumulated Amortization)		(28,511,377)	(28,047,745)	(29,109,073)	(28,649,460)
Total Assets		738,430,366	728,288,450	668,749,602	677,449,737

Current Liabilities		502,492,786	474,842,549	427,773,974	418,097,819
Deposits	18.a	153,674,333	152,344,715	92,460,603	95,684,682
Demand Deposits		14,524,141	15,775,566	14,491,110	15,698,171
Savings Deposits		34,963,784	35,984,837	34,963,784	35,984,837
Interbank Deposits		63,134,077	59,608,550	2,121,171	3,132,439
Time Deposits		41,052,331	40,975,762	40,884,538	40,869,235
Money Market Funding	18.b	127,850,343	99,365,655	105,012,797	86,627,754
Own Portfolio		111,939,764	85,673,417	94,102,213	72,935,516
Third Parties		10,672,366	10,827,806	5,672,371	10,827,806
Linked to Trading Portfolio Operations		5,238,213	2,864,432	5,238,213	2,864,432
Funds from Acceptance and Issuance of
Securities	18.c	49,497,676	44,201,390	52,361,740	46,814,955
Exchange Acceptances		-	-	505,000	504,578
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		42,322,115	34,941,349	44,681,179	37,050,336
Securities Issued Abroad		6,290,780	8,478,381	6,290,780	8,478,381
Funding by Structured Operations Certificates		884,781	781,660	884,781	781,660
Interbank Accounts	7	1,275,944	14,405	1,275,944	14,405
Receipts and Payments Pending Settlement		1,200,960	-	1,200,960	-
Correspondents		74,984	14,405	74,984	14,405
Interbranch Accounts		2,396,840	3,817,511	2,396,884	3,817,555
Third-Party Funds in Transit		2,396,512	3,817,117	2,396,512	3,817,117
Internal Transfers of Assets		328	394	372	438
Borrowings	18.e	30,131,730	33,378,891	28,742,671	33,453,687
Local Borrowings - Other Institutions		2,096	4,333	72,239	78,917
Foreign Borrowings		30,129,634	33,374,558	28,670,432	33,374,770
Domestic Onlendings - Official Institutions	18.e	5,189,526	5,137,083	5,189,526	5,137,083
National Treasury		216	105	216	105
National Economic and Social Development
Bank (BNDES)		2,292,486	2,351,174	2,292,486	2,351,174
Federal Savings and Loan Bank (CEF)		104,811	4,373	104,811	4,373
National Equipment Financing Authority (FINAME)		2,616,398	2,564,993	2,616,398	2,564,993
Other Institutions		175,615	216,438	175,615	216,438
Derivative Financial Instruments	6	5,660,424	6,759,506	7,976,125	11,604,277
Derivative Financial Instruments		5,660,424	6,759,506	7,976,125	11,604,277
Other Payables		126,815,970	129,823,393	132,357,684	134,943,421
Collected Taxes and Other		1,629,142	137,250	1,648,867	156,399
Foreign Exchange Portfolio	9	85,655,648	84,694,924	85,655,648	84,694,924
Social and Statutory		196,024	2,974,963	241,998	3,038,619
Tax and Social Security	19	2,589,496	2,120,847	3,048,350	2,724,378
Trading Account	10	1,116,660	2,340,787	1,758,797	2,544,961
Subordinated Debt	20	7,947,343	7,685,328	7,947,343	7,685,328
Debt Instruments Eligible to Compose Capital	21	120,336	218,009	120,336	218,009
Others	22	27,561,321	29,651,285	31,936,345	33,880,803

Long-Term Liabilities		177,491,793	198,260,440	180,585,966	202,191,249
Deposits	18.a	46,913,297	48,758,538	44,486,781	46,201,330
Interbank Deposits		2,058,431	2,301,113	323,326	542,833
Time Deposits		44,854,866	46,457,425	44,163,455	45,658,497
Money Market Funding	18.b	43,689,657	48,333,077	43,689,657	48,332,677
Own Portfolio		27,253,238	31,282,876	27,253,238	31,282,476
Linked to Trading Portfolio Operations		16,436,419	17,050,201	16,436,419	17,050,201
Funds from Acceptance and Issuance of
Securities	18.c	42,915,417	51,224,195	44,501,096	53,033,159
Exchange Acceptances		-	-	462,765	479,684
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		42,748,811	46,226,988	43,871,725	47,556,268
Securities Issued Abroad		152,050	4,993,915	152,050	4,993,915
Funding by Structured Operations Certificates		14,556	3,292	14,556	3,292
Borrowings	18.e	3,384,289	3,308,742	3,384,289	3,308,742
Foreign Borrowings		3,384,289	3,308,742	3,384,289	3,308,742
Domestic Onlendings - Official Institutions	18.e	10,892,690	11,125,808	10,892,690	11,125,808
National Treasury		209	313	209	313
National Economic and Social Development
Bank (BNDES)		5,607,832	5,534,930	5,607,832	5,534,930
Federal Savings and Loan Bank (CEF)		722	103,906	722	103,906
National Equipment Financing Authority (FINAME)		5,276,039	5,479,554	5,276,039	5,479,554
Other Institutions		7,888	7,105	7,888	7,105
Derivative Financial Instruments	6	6,062,818	10,271,926	6,320,445	11,278,682
Derivative Financial Instruments		6,062,818	10,271,926	6,320,445	11,278,682
Other Payables		23,633,625	25,238,154	27,311,008	28,910,851
Foreign Exchange Portfolio	9	2,896,261	4,635,141	2,896,261	4,635,141
Tax and Social Security	19	5,688,338	4,868,560	8,656,821	7,819,728
Negotiation and Intermediation of Securities	10	59,868	57,560	59,868	57,560
Subordinated Debts	20	431,194	411,976	431,194	411,976
Debt Instruments Eligible to Compose Capital	21	8,880,968	9,744,136	8,880,968	9,744,136
Others	22	5,676,996	5,520,781	6,385,896	6,242,310

Deferred Income		389,724	364,172	409,058	385,466
Deferred Income		389,724	364,172	409,058	385,466

Non Controlling Interest		-	-	1,927,682	1,956,130

Stockholders' Equity	24	58,056,063	54,821,289	58,052,922	54,819,073
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		414,865	433,473	417,321	436,389
Profit Reserves		2,752,744	2,752,744	2,752,744	2,775,120
Adjustment to Fair Value		(2,916,838)	(4,940,975)	(2,924,509)	(4,968,483)
Retained Earnings		1,227,722	-	1,229,796	-
(-) Treasury Shares		(422,430)	(423,953)	(422,430)	(423,953)

Total Stockholders' Equity		58,056,063	54,821,289	59,980,604	56,775,203

Total Liabilities		738,430,366	728,288,450	668,749,602	677,449,737
The accompanying notes Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES INCOME STATEMENTS

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Note	03/31/2016	03/31/2015	03/31/2016	03/31/2015

Financial Income		22,063,154	19,315,783	21,096,073	19,238,014
Lending Operations		6,003,175	14,019,388	8,057,802	15,795,898
Leasing Operations		-	-	111,939	123,682
Securities Transactions	6.a	8,776,790	8,988,703	5,807,989	7,024,162
Derivatives Transactions		1,721,381	(3,085,798)	1,531,966	(3,104,908)
Foreign Exchange Operations		3,958,205	(1,336,885)	3,973,338	(1,336,885)
Operations of Sale or Transfer of Financial Assets		25	10,811	1,105	10,903
Compulsory Deposits		1,603,578	719,564	1,611,934	725,162

Financial Expenses		(14,358,699)	(19,580,248)	(12,577,596)	(18,608,140)
Funding Operations Market	18.d	(15,342,803)	(12,392,830)	(13,126,809)	(11,070,072)
Borrowings and Onlendings Operations		3,259,195	(4,618,411)	3,165,956	(4,678,273)
Leasing Operations		(23)	(22)	-	-
Allowance for Loan Losses	8.f	(2,275,068)	(2,568,985)	(2,616,743)	(2,859,795)

Gross Profit From Financial Operations		7,704,455	(264,465)	8,518,477	629,874

Other Operating (Expenses) Income		(3,233,124)	(2,836,946)	(3,708,628)	(3,500,954)
Income from Services Rendered	27	2,067,815	1,818,961	2,337,877	2,144,589
Income from Banking Fees	27	614,860	545,579	752,597	683,199
Personnel Expenses	28	(1,642,321)	(1,446,261)	(1,813,462)	(1,597,349)
Other Administrative Expenses	29	(2,369,030)	(2,901,873)	(2,725,857)	(3,191,178)
Tax Expenses	30	(990,498)	(276,155)	(1,152,630)	(416,050)
Investments in Affiliates and Subsidiaries	15	131,703	552,441	299	629
Other Operating Income	31	865,368	1,138,881	1,114,029	1,008,900
Other Operating Expenses	32	(1,911,021)	(2,268,519)	(2,221,481)	(2,133,694)

Operating Income		4,471,331	(3,101,411)	4,809,849	(2,871,080)

Non-Operating Income	33	25,871	52,080	25,392	78,268

Income Before Taxes on Income and Profit Sharing		4,497,202	(3,049,331)	4,835,241	(2,792,812)

Income Tax and Social Contribution	34	(2,971,151)	3,971,691	(3,302,067)	3,799,824
Provision for Income Tax		(416,790)	(8,031)	(563,413)	(205,999)
Provision for Social Contribution Tax		(444,462)	7,567	(550,641)	(105,079)
Deferred Tax Credits		(2,109,899)	3,972,155	(2,188,013)	4,110,902

Profit Sharing		(298,329)	(242,909)	(318,360)	(263,738)

Non Controlling Interest		-	-	(2,074)	(59,514)

Net Income		1,227,722	679,451	1,212,740	683,760

Number of Shares (Thousands)	24.a	7,520,123	7,546,294
Net Income per Thousand Shares (R$)		163.26	90.04
The accompanying notes Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - BANK
In thousands of Brazilian Real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Note	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total

Balances as of December 31, 2014		57,000,000	548.164	1.489.139	615,066	117,875	(118,161)	(1,881,352)	-	(445,501)	57,325,230
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(11,357)	(11,357)
Result of Treasury Shares	24.d	-	(4,415)	-	-	-	-	-	-	-	(4,415)
Reservations for Share - Based Payment		-	173,457	-	-	-	-	-	-	-	173,457
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	(583,555)	(23,269)	-	-	-	(606,824)
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(12)	(12)
Net Income		-	-	-	-	-	-	-	679,451	-	679,451
Allocations:
Dividends	24.b	-	-	-	-	-	-	-	(150,000)	-	(150,000)
Balances as of March 31, 2015		57,000,000	717,206	1,489,139	615,066	(465,680)	(141,430)	(1,881,352)	529,451	(456,870)	57,405,530

Balances as of December 31, 2015		57,000,000	433,473	1,838,374	914,370	(3,657,416)	(141,913)	(1,141,646)	-	(423,953)	54,821,289
Employee Benefit Plan		-	-	-	-	-	-	995	-	-	995
Treasury Shares	24.d	-	-	-	-	-	-	-	-	1.535	1,535
Result of Treasury Shares	24.d	-	(6,298)	-	-	-	-	-	-	-	(6,298)
Reservations for Share - Based Payment		-	(12,310)	-	-	-	-	-	-	-	(12,310)
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	1,889,404	133,738	-	-	-	2,023,142
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(12)	(12)
Net Income		-	-	-	-	-	-	-	1,227,722	-	1,227,722
Balances as of March 31, 2016		57,000,000	414,865	1,838,374	914,370	(1,768,012)	(8,175)	(1,140,651)	(1,227,722)	(422,430)	58,056,063
The accompanying notes Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - CONSOLIDATED
In thousands of Brazilian Real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Note	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity

Balances as of December 31, 2014		57.000.000	548,641	1,489,139	608,434	119,485	(118,161)	(1,881,352)	-	(445,501)	57,320,685	1,141,420	58,462,105
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(11,357)	(11,357)	-	(11,357)
Result of Treasury Shares	24.d	-	(4,415)	-	-	-	-	-	-	-	(4,415)	-	(4,415)
Reservations for Share - Based Payment		-	174,929	-	-	-	-	-	-	-	174,929	-	174,929
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(583,555)	(23,269)	-	-	-	(606,824)	-	(606,824)
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(12)	(12)	-	(12)
Net Income		-	-	-	-	-	-	-	683,760	-	683,760	-	683,760
Allocations:
Dividends	24.b	-	-	-	-	-	-	-	(150,000)	-	(150,000)	-	(150,000)
Reserve for Dividend Equalization	24.c	-	-	-	6,632	(28,279)	-	-	17,761	-	(3,886)	-	(3,886)
Non Controlling Interest Results		-	-	-	-	-	-	-	-	-	-	59,514	59,514
Others		-	-	-	-	-	-	-	-	-	-	248,477	248,477
Balances as of March 31, 2015		57,000,000	719,155	1,489,139	615,066	(492,349)	(141,430)	(1,881,352)	551,521	(456,870)	57,402,880	1,449,411	58,852,291

Balances as of December 31, 2015		57,000,000	436,389	1,838,374	936,746	(3,684,924)	(141,913)	(1,141,646)	-	(423,953)	54,819,073	1,956,130	56,775,203
Employee Benefit Plan		-	-	-	-	-	-	995	-	-	995	-	995
Treasury Shares	24.d	-	-	-	-	-	-	-	-	1,535	1,535	-	1,535
Result of Treasury Shares	24.d	-	(6,298)	-	-	-	-	-	-	-	(6,298)	-	(6,298)
Reservations for Share - Based Payment		-	(12,770)	-	-	-	-	-	-	-	(12,770)	-	(12,770)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	1,889,404	133,738	-	-	-	2,023,142	-	2,023,142
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(12)	(12)	-	(12)
Net Income		-	-	-	-	-	-	-	1,212,740	-	1,212,740	-	1,212,740
Allocations:
Reserve for Dividend Equalization	24.c	-	-	-	(22,376)	19,837	-	-	17,056	-	14,517	-	14,517
Non Controlling Interest Results		-	-	-	-	-	-	-	-	-	-	(2,074	(2,074)
Others		-	-	-	-	-	-	-	-	-	-	(26,374	(26,374)
Balances as of March 31, 2016		57,000,000	417,321	1,838,374	914,370	(1,775,683)	(8,175)	(1,140,651)	1,229,796	(422,430)	58,052,922	1,927,682	59,980,604
The accompanying notes Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CASH FLOWS
In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Note	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Operational Activities
Net Income		1.227.722	679.451	1.212.740	683.760
Adjustment to Net Income		7.281.063	(1.252.114)	7.878.242	(486.373)
Allowance for Loan Losses	8.f	2.275.068	2.568.985	2.616.743	2.859.795
Provision for Legal Proceedings and Administrative and Legal Obligations		638.289	687.050	746.120	770.603
Deferred Tax Credits		2.358.300	(4.253.324)	2.475.831	(4.450.914)
Equity in Affiliates and Subsidiaries	15	(131.703)	(552.441)	(299)	(629)
Depreciation and Amortization	29	773.268	1.397.619	868.411	1.481.764
Recognition (Reversal) Allowance for Other Assets Losses	33	984	(198)	1.011	(326)
Result on Sale of Other Assets	33	(9.850)	(3.666)	(9.954)	(3.832)
Result on Impairment of Assets	32	-	-	-	1.475
Result on Sale of Investments	33	-	(34.404)	778	(60.057)
Monetary Adjustment of Escrow Deposits	31	(134.361)	(79.618)	(192.166)	(120.729)
Recoverable Taxes	31	(53.041)	(59.844)	(70.761)	(89.786)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		1.410.253	(836.461)	1.426.195	(869.322)
Others		153.856	(85.812)	16.333	(4.415)
Changes on Assets and Liabilities		(5.078.915)	(5.735.455)	(5.826.707)	(6.348.208)
Decrease (Increase) in Interbank Investments		(2.277.010)	(11.705.654)	(1.831.038)	(9.828.369)
Decrease (Increase) in Securities and Derivative Financial Instruments		(27.839.368)	7.907.967	(13.386.966)	6.779.425
Decrease (Increase) in Lending and Leasing Operations		4.852.824	(16.397.711)	5.070.197	(17.760.027)
Decrease (Increase) in Deposits on Central Bank of Brazil		(410.696)	(2.547.993)	(459.264)	(2.565.967)
Decrease (Increase) in Other Receivables		2.330.547	7.733.367	2.091.213	9.185.776
Decrease (Increase) in Other Assets		(429.758)	(152.891)	(424.024)	(85.521)
Net Change on Other Interbank and Interbranch Accounts		(1.497.265)	(799.751)	(1.497.265)	(799.753)
Increase (Decrease) in Deposits		(515.623)	9.504.135	(4.938.628)	(3.946.405)
Increase (Decrease) in Money Market Funding		23.841.268	(4.372.620)	13.742.023	6.749.658
Increase (Decrease) in Borrowings		(3.352.289)	5.269.870	(4.816.144)	5.203.555
Increase (Decrease) in Other Liabilities		192.903	(170.426)	847.110	890.445
Increase (Decrease) in Change in Deferred Income		25.552	(3.748)	23.592	(830)
Tax Paid		-	-	(247.513)	(170.195)
Net Cash Provided by (Used in) Operational Activities		3.429.870	(6.308.118)	3.264.275	(6.150.821)
Investing Activities
Acquisition of Investment		(471)	(149.227)	(114.259)	(227)
Acquisition of Fixed Assets		(147.759)	(62.594)	(269.046)	(92.332)
Acquisition of Intangible Assets		(330.704)	(117.520)	(349.535)	(231.566)
Net Cash Received on Sale/Reduction of Investments		234	-	234	-
Acquisition of Subsidiary, Unless Net Cash on Acquisition	15	-	-	-	443
Proceeds from Assets not in Use		52.446	7.399	52.926	-
Proceeds from Property for Own Use		6.282	3.922	51.736	5.846
Proceeds from Non-Current Assets Held for Sale		-	-	-	281.369
Dividends and Interest on Capital Received		987.811	491.218	-	783
Net Cash Provided by (Used in) Investing Activities		567.839	173.198	(627.944)	(35.684)
Financing Activities
Acquisition of Own Share	24.d	1.523	(11.369)	1.523	(11.369)
Issuance of Long - Term Emissions		11.474.437	22.243.338	11.823.037	22.856.907
Long - Term Payments		(17.041.686)	(17.275.477)	(17.479.812)	(18.007.387)
Debt Instruments Eligible to Compose Capital - Payments		(287.961)	(137.958)	(287.961)	(137.958)
Dividends and Interest on Capital Paid		(2.786.816)	(808.912)	(2.799.091)	(814.012)
Increase (Decrease) on Non Controlling Interest		-	-	(28.448)	307.991
Net Cash Provided by (Used in) Financing Activities		(8.640.503)	4.009.622	(8.770.752)	4.194.172
Exchange Differences on Cash and Cash Equivalents		(1.410.253)	836.461	(1.426.195)	869.322
Decrease in Cash and Cash Equivalents		(6.053.047)	(1.288.837)	(7.560.616)	(1.123.011)
Cash and Cash Equivalents at the Beginning of Period	4	31.348.083	23.412.024	33.133.182	23.401.733
Cash and Cash Equivalents at the End of Period	4	25.295.036	22.123.187	25.572.566	22.278.722
The accompanying notes Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF VALUE ADDED
In thousands of Brazilian Real - R$, unless otherwise stated

					Bank				Consolidated
		01/01 to			01/01 to	01/01 to		01/01 to
	Note	03/31/2016		03/31/2015		03/31/2016		03/31/2015

Financial Income		22,063,154		19,315,783		21,096,073		19,238,014
Income from Services Rendered and Banking Fees	27	2,682,675		2,364,540		3,090,474		2,827,788
Allowance for Loans Losses	8.f	(2,275,068)		(2,568,985)		(2,616,743)		(2,859,795)
Other Income and Expenses		(1,019,782)		2,894,597		(1,082,060)		3,065,851
Financial Expenses		(12,083,631)		(17,011,263)		(9,960,853)		(15,748,345)
Third-party Input		(1,429,859)		(1,332,892)		(1,678,519)		(1,528,329)
Materials, Energy and Others		(77,542)		(65,889)		(80,293)		(67,923)
Third-Party Services	29	(443,187)		(465,660)		(542,737)		(533,542)
Impairment of Assets	32	-		-		-		(1,475)
Others		(909,130)		(801,343)		(1,055,489)		(925,389)
Gross Added Value		7,937,489		3,661,780		8,848,372		4,995,184
Retentions
Depreciation and Amortization	29	(773,268)		(1,397,619)		(868,411)		(1,481,764)
Added Value Produced Net		7,164,221		2,264,161		7,979,961		3,513,420
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	15	131,703		552,441		299		629
Added Value to Distribute		7,295,924		2,816,602		7,980,260		3,514,049
Added Value Distribution
Employee		1,717,392	23.4%	1,480,388	52.5%	1,882,987	23.7%	1,631,166	46.4%
Compensation	28	935,344		808,603		1,039,656		903,001
Benefits	28	339,567		288,989		368,055		313,160
Government Severance Indemnity Funds for Employees - FGTS		73,007		72,816		81,748		80,414
Others		369,474		309,980		393,528		334,591
Taxes and Contributions		4,184,907	57.5%	485,401	17.3%	4,703,532	58.9%	957,049	27.2%
Federal		4,069,412		386,098		4,569,230		839,481
State		194		201		263		363
Municipal		115,301		99,102		134,039		117,205
Compensation of Third-Party Capital - Rental	29	165,903	2.3%	171,362	6.1%	178,927	2.2%	182,560	5.2%
Remuneration of Interest on Capital		1,227,722	16.8%	679,451	24.1%	1,214,814	15.2%	743,274	21.2%
Dividends	24.b	-		150,000		-		150,000
Profit Reinvestment		1,227,722		529,451		1,212,740		533,760
Participation Results of Non-Controlling Shareholders		-		-		2,074		59,514
Total		7,295,924	100.0%	2,816,602	100.0%	7,980,260	100.0%	3,514,049	100.0%
The accompanying notes Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudencial Group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the Bank also operates in the leasing, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements (Consolidated) have been prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and the Brazilian Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen and show all relevant information concerned to the financial statements, which are consistent with those used by Management in its management. The consolidated financial statements include the Bank and its affiliates and subsidiaries listed in Note 15, the Special Purpose - Brazil Foreign Diversified Payment Right's Finance Company (Brazil Foreign) and investment funds, where the Santander Group companies are the main beneficiaries or holders the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories that were originally allocated.

The Brazil Foreign was dissolved on April, 27th, 2015 in accordance with Certificate of Dissolution issued by Registrar of Companies from Cayman Islands on January, 29th, 2015.

Funds Consolidated Investments

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

• Santander Paraty QIF PLC (Santander Paraty);

• Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial);

• Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC); (1) and

• Fundo de Investimento em Direitos Creditórios RCI Brasil I - Financiamento de Veículos (FI Direitos Creditórios RCI Brasil I) (2).

(1) The carmaker Renault (not belonging to the Conglomerate Santander) sell its duplicates (receivables related to vehicles invoiced to dealers the automaker) to the Fund. This Fund buys only duplicates from Renault carmaker). In turn, the Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil) owns 100% of its subordinated quotas. The Fund has began to be consolidated since May, 2015.

(2) The Company CFI RCI Brasil (company belonging to the Conglomerate Santander) sell its product portfolio "floorplan" to the Fund, and holds 100% of its subordinated quotas. This Fund buys exclusively credit operations from CFI RCI Brasil. The Fund has began to be consolidated since June, 2015.

In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations have been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of provision contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates.

The Financial Statements of the year ended on March 31, 2016 were approved by Board of Directors at the meeting held on April 26, 2016.

These interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended March 31, 2016 were be disclosed legal deadline, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and exchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian real (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are translated as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Revenues and expenses are translated at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3,068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Interbank Investments and Credits Related to Bacen

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement and Reverse Repurchase Agreement

Repurchase Agreement (Repo)

The bank’s own fixed income securities employed in a repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

The Bank also employs third-party securities to perform sales transactions with repurchase agreements.

Reverse Repurchase Agreement (Reverse Repo)

The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired as collateral in a reverse repurchase agreement are also highlighted in specific accounts of the asset.

Repurchasing Performed With Free Movement Agreements

For “reverse repo and sale” operations, when Bank assumes the short position selling the securities on the open market, the liability created is measured at its fair value.

f) Securities

Securities are stated and classified into the following categories:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separate account in stockholders’ equity,net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

g) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Fair value hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

h) Minimum Requirements in the Process of Valuation Financial Instruments (Securities and Derivatives Financial Instruments)

The CMN Resolution 4,277 issued on October 31, 2013 (entered into force on June 30, 2015) provides for minimum requirements to be observed in the pricing process of financial instruments measured at fair value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution include:

a) Securities classified as "trading" and "available for sale", according to the Central Bank Letter 3,068; of November 8, 2001;

b) Derivatives Financial Instruments, according to the Central Bank Letter 3,082; of January 30, 2002; and

c) Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in CMN Resolution 3,464 of June 26, 2007.

According to this resolution, the Bank has established procedures to assess the need for adjustments in the value of financial instruments mentioned above, watching the prudential criteria, relevance and reliability. This review includes, among other factors, the credit risk spread in the market value of the registration of these instruments.

i) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actually received.

Normally, the Bank writes off loans as losses when they have overdue for 360 days. In the case of long-term credit operations (over 3 years) are written off when they complete 540 days late. Credit operations dropped to injury is recorded in a memorandum account for a minimum of five years and while not exhausted all procedures for collection.

The credit assignments without risk retention result in lower financial assets involved in the transaction, which are now kept in a memorandum account.The result of the assignment of credit is fully recognized when theyre realized.

Since January 2012, as determined by CMN Resolution 3,533/2008 and Resolution 3,895/2010, all credit assignments with risk retention will have their results recognized by the remaining terms of operations, and financial assets subject to the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets. The credit assignments made by December 2011 were accounted for in accordance with current regulations with the recognition of income at the time of divestiture, independent of the retention of the risk.

Allowances for loan losses are recognized based on analysis of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, including those required by CMN and Central Bank of Brazil standards.

j) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally recorded at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

k) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

k.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution 4,294 and Central Bank Latter 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents as a result of the origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new operation originated and (ii) 3% of the value of portability object operation.

Such commissions must be fully recognized as expenses when it is incurred.

The Central Bank Latter 3,738 issued on December 2014 has allowed the possibility of staggered implementation of the aforementioned accounting procedure, as follows:

a) 2015: Fully recognize as an expense the value of 1/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower;

b) 2016: Fully recognize as an expense the value of 2/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower; and

c) 2017: Recognize the full amount of commission paid as an expense.

The Bank is using this prerogative.

In accordance with Central Bank Latter 3,722 issued on October 2014, the accounting procedures previously described should be applied prospectively from January 2015, without impacting the records of commissions paid until December 2014.

From January 2020, provided there is recognized in assets of the entity unamortized balance of sales commission paid to the correspondent, this amount must be fully written off against income (expense).

l) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

l.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, reduced to fair value, when applicable.

l.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

l.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

On July 2015 the Bank revised the goodwill amortization rate related to Banco Real´s acquisition, this measure aims to suit original amortization rate on a new term, extension and proportion. The amortization of this goodwill will be completed in 2017 (originally 2016).

Exclusivity contracts for provision of banking services are accouted the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, are allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

m) Technical Reserves Related the Activities to Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are recognized in accordance with the criteria below:

• Provision for Unearned Premiums (PPNG)

The PPNG consists of the portions of the premiums net of ceded coinsurance, corresponding to the periods of risks after policy conditions, calculated "pro rata" day as Circulating Susep 517/2015 in the period between the issue and the beginning of the calculation of the provision is made considering the duration equal to the duration of the risk.

• Provision for Unearned Premiums-Current Risks but not Issued (PPNG-RVNE)

The PPNG-RVNE aims to estimate the share of unearned premiums relating to the risk already taken but that still do not have their insurance policies issued. This provision is estimated based on historical emissions behavior in arrears, according to Actuarial Technical Note (NTA).

• Mathematical Provisions for Benefits Granted and Granted (PMBaC and PMBC)

The PMBaC are formed from the contributions collected through the financial regime of capitalization. The PMBC represent obligations in the form of continued income plans, being constituted by actuarial calculation for traditional types of plans.

• Provisions for Unsettled Claims (PSL)

The PSL is recognized based on notices received by Evidence Previdência S.A. (Evidence), related the single payments and accrued rent, of the claims reported until the base date of calculation, including coinsurance accepted, gross of reinsurance and net of coinsurance ceded. The output of the provision due to payment, is characterized upon the financial settlement, of the receipt of the compensation payment receipt, annuity or losing income, or as other cases provided by law.

• PSL Lawsuit

Is constituted for all notices of claims in the lawsuit, based on the probability of loss and classified as probable, possible and remote.

The claims in the lawsuit are reviewed individually by the Legal Department to be sorted among these odds of loss, being updated whenever there is need.

In the PSL still monetary restatement and deals with legal fees of collapsing, as indexer and interest of 1% percent a month.

• Provision for Claims Incurred But not Reported (IBNR)

The IBNR should be made to cover claims incurred but not yet reported until the base date of calculation. For purposes of description of the methodology, we have adopted the term "claim" to set all claims and benefits of security risk plans. The Evidence does not have enough database to prepare its own methodology in this way is used technical procedures defined in Susep Circular 517/2015.

• Provision of Related Expenses (PDR)

The PDR is constituted for the coverage of expected values relating to expenses related to claims. For structured plans in the financial scheme of simple sharing and allocation of capital, the provision covers the cost, alcoves and alcoves, not related to the settlement of claims or benefits, on the basis of claims incurred, warned or not.

• Provision of Financial Surplus (PEF)

The PEF covers the financial surplus values provisioned, to be used in accordance with the rules of the plan. This provision is calculated considering the return on investments held versus the guaranteed profitability in each plan.

• Provision for Redemptions and/or Other Amounts to Regulate (PVR)

Covers the values relating to redemption to regulate, the returns of contributions or awards or the requested portability issues and that for whatever reason, have not yet been made.

• Provision of Supplementary Coverage (PCC)

The PCC shall be constituted when failure is observed in the technical provisions resulting from the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are recognized in accordance with the criteria below:

• Technical provisions mathematical for redemption results from accumulation of percentages applicable on payments made, capitalized with the interest rate provided for in the plan and update through the basic remuneration rate of savings account-Basic Reference Rate (TR);

• Provision for redemption of anticipated titles is constituted from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of rescue formed at the time of cancellation of the title and the provision for redemption of the matured bonds is formed after the end of the title;

• Provision for raffles to be held is made based on a percentage of pay portion and aims to cover draws the titles will compete, but that have not yet been carried out and the provision of raffles payable consists of titles drawn, but which have not yet been paid; and

• Administrative provision aims to reflect the present value of future expenses of savings bonds whose duration extends from the date of its constitution.

n) Employees Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 35. For this type of plan, the sponsoring entity's obligation is to provide the agreed benefits with employees, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander apply CPC 33 (R1) that provides substantially the full recognition of liabilities when on account actuarial losses (actuarial deficit) recognized will not occur, in contrast to the equity (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - retirement plans (Note 32) and personnel expenses.

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultarit, specialized consulting and approved by management at the end of each year to be effective for the subsequent period.

o) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided that the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) may be reduced, if not achieved the goals of reducing Return on Risk-Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are constrained to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimate for the number of equity instruments expected to vest.

Settlement in Cash

For share-based payments settled in cash (in the form of share valuation), the services provided are measured and the corresponding liabilities incurred in the fair value valuation of the shares at grant date and until the liability is settled, the fair value of liability is revalued at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income. In order to recognize the staff costs in contrast with the provisions in "wages payable" throughout the term, reflecting the period in which services are received, the total liability is based on the best estimate of the amount of right of recovery of shares that will be acquired at the end of the period of validity and recognizes the value of the services received during the period of validity based on the best available estimate. Periodically, analysis is performed of the estimated number of stock appreciation rights to be acquired at the end of the grace period.

p) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, consided as the transaction price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 18.d).

Among the liabilities initial recognition methods of, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instrument contain both a debt instrument (liability), and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity net component (derivative convertible into ordinary shares).

In accordance to the COSIF, the hybrid capital instruments and debt representing obligations financial institutions and should be recorded in specific accounts of the valued liabilities adjusted according for the effect of exchange rate variation, when denominated in currency foreign.All the remunerations related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was called) shall be accounted expenses in the period in compliance the accrual basis method.

In relation the stockholders' equity component,your registration occurs at the initial moment on grounds of their fair value, if different from zero.

The relevant details of these issued instruments composed nature are described in Note 21.

q) Provisions, Contingent Assets and Liabilities and Legal Obligations

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 23.h).

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

r) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses. Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

s) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on income, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 20% to financial institutions, insurance companies and capitalization (15% until August/2015) and 9% for other companies, levied on profit, after adjustments required by tax legislation. The CSLL rate applicable to financial institutions, insurance companies and capitalization was raised from 15% to 20% for the period between September,1st 2015 and December, 31 2018, in the terms of the current law 13,169/2015 (result of the conversion into law of Provisory Measure 675/2015).

The Tax credits and deferred liabilities are computed, basically, on certain temporary differences between book value and tax, tax losses, adjustments to fair value of securities note and derivative financial instruments. The recognition of tax credits and deferred liabilities are made by rates applicable in the period which is estimated the realization of the assets or the settlement of the liabilities.

In accordance with the current regulation, the tax credits are recognized to the extent that it is probable recovery in base to the generation of future taxable income. The expected realization of the tax credits Note 11.b is based on the projections of future earnings supported by a technical study.

t) Reduction of Impairment Assets

The financial and non-financial assets are measured at the end of each reporting period in order to identify evidence of impairment in its carrying value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

u) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. The allocation to income is made in accordance with the terms of the agreements.

v) Non-Controlling Interest - Consolidated Stockholders' Equity

The non-controlling interests (minority interests) are reported in a separate shareholders' equity of the parent entity for purpose of presentation of the consolidated financial statements.

4. Cash and Cash Equivalents

				Bank
	03/31/2016	12/31/2015	03/31/2015	12/31/2014
Cash	5,269,985	5,231,627	4,739,787	4,697,744
Interbank Investments	20,025,051	26,116,456	17,383,400	18,714,280
Money Market Investments	2,431,955	3,993,155	7,964,005	6,260,149
Interbank Deposits	198,268	292,520	184,977	998,397
Foreign Currency Investments	17,394,828	21,830,781	9,234,418	11,455,734
Total	25,295,036	31,348,083	22,123,187	23,412,024

				Consolidated
	03/31/2016	12/31/2015	03/31/2015	12/31/2014
Cash	5,463,167	6,863,856	4,964,236	5,074,698
Interbank Investments	20,109,399	26,269,326	17,314,486	18,327,035
Money Market Investments	2,516,303	4,146,025	7,964,005	6,260,149
Interbank Deposits	198,268	292,520	184,977	998,397
Foreign Currency Investments	17,394,828	21,830,781	9,165,504	11,068,489
Total	25,572,566	33,133,182	22,278,722	23,401,733

5. Interbank Investments

					Bank
				03/31/2016	12/31/2015
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	20,365,620	11,388,390	-	31,754,010	31,837,273
Own Portfolio	1,007,354	-	-	1,007,354	517,536
Treasury Bills - LFT	34,136	-	-	34,136	-
National Treasury Bills - LTN	621,218	-	-	621,218	87,459
National Treasury Notes - NTN	352,000	-	-	352,000	430,077
Third-party Portfolio	5,623,154	4,386,238	-	10,009,392	11,185,515
National Treasury Bills - LTN	2,532,264	1,403,579	-	3,935,843	3,935,100
National Treasury Notes - NTN	3,090,890	2,982,659	-	6,073,549	7,250,415
Sold Position	13,735,112	7,002,152	-	20,737,264	20,134,222
National Treasury Bills - LTN	6,987,038	2,812,755	-	9,799,793	9,548,665
National Treasury Notes - NTN	6,748,074	4,189,397	-	10,937,471	10,585,557
Interbank Deposits	4,554,183	14,965,198	15,025,169	34,544,550	33,839,729
Foreign Currency Investments	17,394,828	-	-	17,394,828	21,830,781
Total	42,314,631	26,353,588	15,025,169	83,693,388	87,507,783
Current				68,668,219	74,010,064
Long-term				15,025,169	13,497,719

					Consolidated
				03/31/2016	12/31/2015
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	20,449,969	11,388,390	-	31,838,359	31,990,143
Own Portfolio	3,591,701	2,499,988	-	6,091,699	670,406
Treasury Bills - LFT	48,486	-	-	48,486	22,802
National Treasury Bills - LTN	621,218	-	-	621,218	217,527
National Treasury Notes - NTN	2,921,997	2,499,988	-	5,421,995	430,077
Third-party Portfolio	3,123,156	1,886,240	-	5,009,396	11,185,515
National Treasury Bills - LTN	2,532,264	1,403,579	-	3,935,843	3,935,100
National Treasury Notes - NTN	590,892	482,661	-	1,073,553	7,250,415
Sold Position	13,735,112	7,002,152	-	20,737,264	20,134,222
National Treasury Bills - LTN	6,987,038	2,812,755	-	9,799,793	9,548,665
National Treasury Notes - NTN	6,748,074	4,189,397	-	10,937,471	10,585,557
Interbank Deposits	264,740	1,797,812	185,500	2,248,052	1,989,204
Foreign Currency Investments	17,394,828	-	-	17,394,828	21,830,781
Total	38,109,537	13,186,202	185,500	51,481,239	55,810,128
Current				51,295,739	55,443,206
Long-term				185,500	366,922

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				03/31/2016	12/31/2015
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	43,168,676	259,402	-	43,428,078	27,442,387
Government Securities	39,585,788	260,523	-	39,846,311	23,925,508
Private Securities	3,582,888	(1,121)	-	3,581,767	3,516,879
Available-for-Sale Securities	158,441,026	73,751	(2,012,445)	156,502,332	140,087,886
Government Securities	63,289,254	874	(1,632,114)	61,658,014	58,013,126
Private Securities	95,151,772	72,877	(380,331)	94,844,318	82,074,760
Held-to-Maturity Securities	8,493,147	-	-	8,493,147	9,257,519
Government Securities	8,493,147	-	-	8,493,147	9,257,519
Total Securities	210,102,849	333,153	(2,012,445)	208,423,557	176,787,792
Derivatives (Assets)	26,867,789	(12,389,645)	75,384	14,553,528	20,176,871
Total Securities and Derivatives	236,970,638	(12,056,492)	(1,937,061)	222,977,085	196,964,663
Current				66,785,300	50,644,888
Long-term				156,191,785	146,319,775
Derivatives (Liabilities)	(12,788,769)	1,142,571	(77,044)	(11,723,242)	(17,031,432)
Current				(5,660,424)	(6,759,506)
Long-term				(6,062,818)	(10,271,926)

					Consolidated
				03/31/2016	12/31/2015
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	43,477,903	173,522	-	43,651,425	27,227,796
Government Securities	42,751,505	174,584	-	42,926,089	26,472,010
Private Securities	726,398	(1,062)	-	725,336	755,786
Available-for-Sale Securities	84,181,028	73,751	(2,077,966)	82,176,813	80,396,458
Government Securities	66,828,088	874	(1,711,912)	65,117,050	61,649,908
Private Securities	17,352,940	72,877	(366,054)	17,059,763	18,746,550
Held-to-Maturity Securities	8,493,147	-	-	8,493,147	9,257,519
Government Securities	8,493,147	-	-	8,493,147	9,257,519
Total Securities	136,152,078	247,273	(2,077,966)	134,321,385	116,881,773
Derivatives (Assets)	32,471,119	(15,490,744)	75,384	17,055,759	26,010,209
Total Securities and Derivatives	168,623,197	(15,243,471)	(2,002,582)	151,377,144	142,891,982
Current				70,373,978	55,477,103
Long-term				81,003,166	87,414,879
Derivatives (Liabilities)	(17,824,331)	3,608,103	(80,342)	(14,296,570)	(22,882,959)
Current				(7,976,125)	(11,604,277)
Long-term				(6,320,445)	(11,278,682)

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

II) Trading Securities

				Bank				Consolidated
			03/31/2016	12/31/2015			03/31/2016	12/31/2015
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	39,585,788	260,523	39,846,311	23,925,508	42,751,505	174,584	42,926,089	26,472,010
Treasury Bills - LFT	2,384,069	(1,839)	2,382,230	1,713,535	3,726,214	(1,957)	3,724,257	2,737,197
National Treasury Bills - LTN	14,626,761	62,916	14,689,677	6,427,586	14,880,322	70,661	14,950,983	6,605,092
National Treasury Notes - NTN A	221,894	(925)	220,969	225,792	221,894	(925)	220,969	225,792
National Treasury Notes - NTN B	16,418,987	70,625	16,489,612	12,238,392	16,783,115	43,585	16,826,700	12,534,049
National Treasury Notes - NTN C	50,630	273	50,903	49,831	1,256,513	(66,253)	1,190,260	1,099,508
National Treasury Notes - NTN F	5,563,473	121,493	5,684,966	3,137,876	5,563,473	121,493	5,684,966	3,137,876
Agricultural Debt Securities - TDA	134,657	(398)	134,259	130,534	134,657	(398)	134,259	130,534
Debentures	46,821	1,406	48,227	-	46,821	1,406	48,227	-
Brazilian Foreign Debt Notes	138,496	6,972	145,468	1,962	138,496	6,972	145,468	1,962
Private Securities	3,582,888	(1,121)	3,581,767	3,516,879	726,398	(1,062)	725,336	755,786
Shares	1,717	(428)	1,289	7,865	83,498	(421)	83,077	106,084
Receivables Investment Fund - FIDC (1)	5,674	233	5,907	7,429	5,674	233	5,907	7,429
Investment Fund Shares in Participation - FIP	-	-	-	-	24,786	-	24,786	31,328
Investment Fund Shares	46,999	(1,090)	45,909	2,908	415,350	(1,090)	414,260	325,126
Investment Fund Real Estate	-	-	-	-	592	-	592	578
Debentures	3,527,478	961	3,528,439	3,498,449	89,145	961	90,106	168,264
Financial Bills - LF	-	-	-	-	101,760	52	101,812	114,786
Certificates of Real Estate Receivables - CRI	1,020	(797)	223	228	1,092	(797)	295	301
Bank Deposits Certificates - CDB	-	-	-	-	4,501	-	4,501	1,890
Total	43,168,676	259,402	43,428,078	27,442,387	43,477,903	173,522	43,651,425	27,227,796

						Bank
						03/31/2016
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	9,562,290	9,724,183	6,541,027	14,018,811	39,846,311
Treasury Bills - LFT	-	-	45,771	317,278	2,019,181	2,382,230
National Treasury Bills - LTN	-	9,533,397	1,763,956	2,759,007	633,317	14,689,677
National Treasury Notes - NTN A	-	1,723	-	-	219,246	220,969
National Treasury Notes - NTN B	-	7,706	6,864,583	2,864,716	6,752,607	16,489,612
National Treasury Notes - NTN C	-	13	207	49,167	1,516	50,903
National Treasury Notes - NTN F	-	-	1,016,187	490,896	4,177,883	5,684,966
Agricultural Debt Securities - TDA	-	19,344	32,287	56,536	26,092	134,259
Debentures	-	107	1,178	3,427	43,515	48,227
Brazilian Foreign Debt Securities	-	-	14	-	145,454	145,468
Private Securities	47,198	1,099	1,197	15,980	3,516,293	3,581,767
Shares	1,289	-	-	-	-	1,289
Receivables Investment Fund - FIDC (1)	-	-	-	5,907	-	5,907
Investment Fund Shares	45,909	-	-	-	-	45,909
Debentures	-	1,099	1,197	9,850	3,516,293	3,528,439
Certificates of Real Estate Receivables - CRI	-	-	-	223	-	223
Total	47,198	9,563,389	9,725,380	6,557,007	17,535,104	43,428,078

						Consolidated
						03/31/2016
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	9,566,573	9,817,900	7,018,305	16,523,311	42,926,089
Treasury Bills - LFT	-	-	119,715	794,556	2,809,986	3,724,257
National Treasury Bills - LTN	-	9,533,397	1,763,956	2,759,007	894,623	14,950,983
National Treasury Notes - NTN A	-	1,723	-	-	219,246	220,969
National Treasury Notes - NTN B	-	8,948	6,866,707	2,864,716	7,086,329	16,826,700
National Treasury Notes - NTN C	-	3,054	17,856	49,167	1,120,183	1,190,260
National Treasury Notes - NTN F	-	-	1,016,187	490,896	4,177,883	5,684,966
Agricultural Debt Securities - TDA	-	19,344	32,287	56,536	26,092	134,259
Debentures	-	107	1,178	3,427	43,515	48,227
Brazilian Foreign Debt Notes	-	-	14	-	145,454	145,468
Private Securities	494,572	40,945	73,813	16,271	99,735	725,336
Shares	83,077	-	-	-	-	83,077
Receivables Investment Fund - FIDC (1)	-	-	-	5,907	-	5,907
Investment Fund Shares in Participation - FIP	-	-	-	-	24,786	24,786
Investment Fund Shares	410,016	4,244	-	-	-	414,260
Investment Fund Real Estate	592	-	-	-	-	592
Debentures	-	4,110	1,197	9,850	74,949	90,106
Financial Bills - LF	-	31,935	69,877	-	-	101,812
Certificates of Real Estate Receivables - CRI	-	72	-	223	-	295
Bank Deposits Certificates - CDB	887	584	2,739	291	-	4,501
Total	494,572	9,607,518	9,891,713	7,034,576	16,623,046	43,651,425

III) Available-for-Sale Securities

					Bank
				03/31/2016	12/31/2015
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	63,289,254	874	(1,632,114)	61,658,014	58,013,126
Treasury Certificates - CFT	535	-	175	710	650
Securitized Credit	2,830	-	320	3,150	3,206
Treasury Bills - LFT	11,801,121	-	(7,890)	11,793,231	11,432,222
National Treasury Bills - LTN	26,238,493	-	(343,762)	25,894,731	24,172,709
National Treasury Notes - NTN A	1,304,845	-	(50,836)	1,254,009	1,329,024
National Treasury Notes - NTN B	5,996,066	-	(321,609)	5,674,457	5,096,646
National Treasury Notes - NTN C (2)	1,424,637	-	(85,281)	1,339,356	1,248,664
National Treasury Notes - NTN F (2) (6)	12,356,775	-	(842,650)	11,514,125	10,687,322
Securities Issued Abroad - Spain	2,504,258	-	(8,287)	2,495,971	2,438,200
Debentures (3)	1,659,694	874	27,706	1,688,274	1,604,483
Private Securities	95,151,772	72,877	(380,331)	94,844,318	82,074,760
Shares	444,684	-	(1,403)	443,281	760,362
Receivables Investment Fund - FIDC (1)	145,362	4,229	-	149,591	223,001
Investment Fund Shares in Participation - FIP (7)	612,457	48,443	-	660,900	612,081
Investment Fund Shares	554,366	15,940	-	570,306	554,363
Debentures (4)	87,162,724	4,265	(172,131)	86,994,858	73,039,930
Eurobonds	385,007	-	(205,548)	179,459	212,910
Promissory Notes - NP (5)	4,129,542	-	64,900	4,194,442	4,944,704
Real Estate Credit Notes - CCI	-	-	-	-	14,972
Financial Bills - LF	1,159,454	-	(5,452)	1,154,002	1,220,822
Certificates of Real Estate Receivables - CRI	558,176	-	(60,697)	497,479	491,615
Total	158,441,026	73,751	(2,012,445)	156,502,332	140,087,886

					Consolidated
				03/31/2016	12/31/2015
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	66,828,088	874	(1,711,912)	65,117,050	61,649,908
Treasury Certificates - CFT	535	-	175	710	650
Securitized Credit	2,830	-	320	3,150	3,206
Treasury Bills - LFT	12,226,077	-	(8,010)	12,218,067	11,876,143
National Treasury Bills - LTN	26,904,996	-	(351,398)	26,553,598	25,048,673
National Treasury Notes - NTN A	1,304,845	-	(50,836)	1,254,009	1,328,863
National Treasury Notes - NTN B	5,996,066	-	(321,609)	5,674,457	5,096,646
National Treasury Notes - NTN C (2)	1,424,637	-	(85,281)	1,339,356	1,248,664
National Treasury Notes - NTN F (2) (6)	14,804,150	-	(914,692)	13,889,458	13,004,380
Securities Issued Abroad - Spain	2,504,258	-	(8,287)	2,495,971	2,438,200
Debentures (3)	1,659,694	874	27,706	1,688,274	1,604,483
Private Securities	17,352,940	72,877	(366,054)	17,059,763	18,746,550
Shares	764,646	-	17,550	782,196	793,557
Receivables Investment Fund - FIDC (1)	145,362	4,229	-	149,591	230,310
Investment Fund Shares in Participation - FIP (7)	619,422	48,443	-	667,865	626,426
Investment Fund Shares	151,864	15,940	-	167,804	195,846
Real Estate Fund Shares	64,983	-	(5,191)	59,792	56,204
Debentures (4)	9,141,704	4,265	(172,131)	8,973,838	9,683,147
Eurobonds	385,007	-	(205,548)	179,459	212,910
Promissory Notes - NP (5)	4,129,542	-	64,900	4,194,442	4,944,704
Real Estate Credit Notes - CCI	-	-	-	-	14,972
Financial Bills - LF	1,392,209	-	(4,937)	1,387,272	1,446,465
Certificates of Real Estate Receivables - CRI	558,176	-	(60,697)	497,479	491,615
Certificates of Bank Deposit - CDB	25	-	-	25	50,394
Total	84,181,028	73,751	(2,077,966)	82,176,813	80,396,458

						Bank
						03/31/2016
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	1,616,369	10,436,667	18,181,500	31,423,478	61,658,014
Treasury Certificates - CFT	-	-	-	-	710	710
Securitized Credit	-	202	621	1,424	903	3,150
Treasury Bills - LFT	-	-	-	76,451	11,716,780	11,793,231
National Treasury Bills - LTN	-	-	8,093,087	17,801,644	-	25,894,731
National Treasury Notes - NTN A	-	10,116	-	-	1,243,893	1,254,009
National Treasury Notes - NTN B	-	2,640	14,960	-	5,656,857	5,674,457
National Treasury Notes - NTN C (2)	-	-	7,285	-	1,332,071	1,339,356
National Treasury Notes - NTN F (2) (6)	-	-	1,094,913	239,603	10,179,609	11,514,125
Securities Issued Abroad - Spain	-	1,319,853	1,176,118	-	-	2,495,971
Debentures (3)	-	283,558	49,683	62,378	1,292,655	1,688,274
Private Securities	748,248	987,033	4,589,958	25,827,329	62,691,750	94,844,318
Shares	28,351	-	-	414,930	-	443,281
Receivables Investment Fund - FIDC (1)	149,591	-	-	-	-	149,591
Investment Fund Shares in Participation - FIP (7)	-	-	-	-	660,900	660,900
Investment Fund Shares	570,306	-	-	-	-	570,306
Debentures (4)	-	482,289	1,601,488	23,636,313	61,274,768	86,994,858
Eurobonds	-	4,032	-	-	175,427	179,459
Promissory Notes - NP (5)	-	493,388	2,068,027	1,300,952	332,075	4,194,442
Financial Bills - LF	-	-	749,885	404,117	-	1,154,002
Certificates of Real Estate Receivables - CRI	-	7,324	170,558	71,017	248,580	497,479
Total	748,248	2,603,402	15,026,625	44,008,829	94,115,228	156,502,332

						Consolidated
						03/31/2016
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	1,616,369	11,602,611	18,648,345	33,249,725	65,117,050
Treasury Certificates - CFT	-	-	-	-	710	710
Securitized Credit	-	202	621	1,424	903	3,150
Treasury Bills - LFT	-	-	-	151,409	12,066,658	12,218,067
National Treasury Bills - LTN	-	-	8,361,471	18,085,251	106,876	26,553,598
National Treasury Notes - NTN A	-	10,116	-	-	1,243,893	1,254,009
National Treasury Notes - NTN B	-	2,640	14,960	-	5,656,857	5,674,457
National Treasury Notes - NTN C (2)	-	-	7,285	-	1,332,071	1,339,356
National Treasury Notes - NTN F (2) (6)	-	-	1,992,473	347,883	11,549,102	13,889,458
Securities Issued Abroad - Spain	-	1,319,853	1,176,118	-	-	2,495,971
Debentures (3)	-	283,558	49,683	62,378	1,292,655	1,688,274
Private Securities	438,734	987,032	4,651,480	4,129,408	6,853,109	17,059,763
Shares	61,547	-	-	414,930	305,719	782,196
Receivables Investment Fund - FIDC (1)	149,591	-	-	-	-	149,591
Investment Fund Shares in Participation - FIP (7)	-	-	-	6,965	660,900	667,865
Investment Fund Shares	167,804	-	-	-	-	167,804
Real Estate Fund Shares	59,792	-	-	-	-	59,792
Debentures (4)	-	482,288	1,601,488	1,759,654	5,130,408	8,973,838
Eurobonds	-	4,032	-	-	175,427	179,459
Promissory Notes - NP (5)	-	493,388	2,068,027	1,300,952	332,075	4,194,442
Financial Bills - LF	-	-	811,407	575,865	-	1,387,272
Certificates of Real Estate Receivables - CRI	-	7,324	170,558	71,017	248,580	497,479
Certificates of Bank Deposit - CDB	-	-	-	25	-	25
Total	438,734	2,603,401	16,254,091	22,777,753	40,102,834	82,176,813

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(2) In the firts quarter of 2016 there was the value to R$3,606 (2015 - R$3,253) result, net of tax in the Consolidated income from the sale of NTN-C and NTN-F part to the market (Note 24.e).

(3) Issued by mixed capital company.

(4) Includes R$415,369 (12/31/2015 - R$503,415) of hedge objects market risks (Note 6.b.V.a).

(5) Includes R$ 243,904 (12/31/2015 - R$381,641) of hedge objects market risks (Note 6.b.V.a) and R$619,469 of hedge objects cash flow hedge (Nota 6.b.v.b).

(6) On March 31, 2016, the amount of 2,102,743 Notes National Treasury (NTN-F), with maturity on January 1, 2025 are bound by the obligation assumed by Banco Santander to hedging of unamortized reserves Plan V of the Social Security Fund (Banesprev).

(7) Investments in Quotas of Investment Fund - FIP mainly corresponds to investments in assets in the electricity and technology segments, which is consistent with the established rules and accounting practices.

IV) Held-to-Maturity Securities

							Bank/Consolidated
							03/31/2016
							By Maturity
		Cost
		Amortized /Accouting	Up to	From 3 to	From 3 to	Over
Held-to-Maturity Securities (1)	03/31/2016	12/31/2015	3 Months	12 Months	5 Years	3 Years	Total
Government Securities	8,493,147	9,257,519	56,250	33,774	821,685	7,581,438	8,493,147
National Treasury Notes - NTN A	3,283,386	3,559,308	25,586	-	-	3,257,800	3,283,386
Brazilian Foreign Debt Bonds (2)	5,209,761	5,698,211	30,664	33,774	821,685	4,323,638	5,209,761
Total	8,493,147	9,257,519	56,250	33,774	821,685	7,581,438	8,493,147
(1) The fair value of held to maturity securities is R$8,908,409 (12/31/2015 - R$9,257,519).

(2) Includes the amount of R$832,686 (31/12/2015 - R$866,554) of cash flow object hedge (Note 6.b.V.b).

In January 2014, Bank made an issue of bonds eligible to compose the capital of Level I and Level II Reference Equity (RE), amounting to USD2.5 billion (equivalent to R$ 6 billion) (Note 21). In order to mitigate the risk of interest rates in US dollars, was made the purchase of assets indexed in this currency: NTN-A and Eurobonds issued by the federal government of Brazil and BNDES (acquired via foreign branche Grand Cayman Branch). Initially, these securities were classified as "available for sale" and at December 31, 2015 were reclassified to "held to maturity".

Given the provisions of Article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

The market value of securities is computed based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, representative of market conditions at the end of swing.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Income From Fixed-Income Securities	6,730,375	6,823,753	4,699,068	5,618,858
Income From Interbank Investments	2,026,183	2,165,020	1,042,306	1,325,657
Income From Variable-Income Securities	(45,845)	(10,558)	(23,039)	54,809
Financial Income of Pension and Capitalization			46,062	31,478
Others (1)	66,077	10,488	43,592	(6,640)
Total	8,776,790	8,988,703	5,807,989	7,024,162

(1) Corresponds mainly to income from investment funds and participations.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			03/31/2016			12/31/2015
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		13,192,361	2,010,498		19,258,839	3,101,501
Asset	160,460,304	26,206,088	26,730,522	245,461,855	38,126,434	38,852,905
CDI (Interbank Deposit Rates)	45,801,382	18,566,979	20,425,201	38,673,202	6,955,903	9,233,799
Fixed Interest Rate - Real	83,345,457	-	-	131,559,811	-	-
Indexed to Price and Interest Rates	13,232,234	6,472,032	4,982,340	15,491,510	8,449,407	6,421,311
Foreign Currency	18,078,625	1,164,705	1,344,693	59,725,687	22,709,479	23,207,542
Others	2,606	2,372	(21,712)	11,645	11,645	(9,747)
Liabilities	147,267,943	(13,013,727)	(24,720,024)	226,203,016	(18,867,595)	(35,751,404)
CDI (Interbank Deposit Rates)	27,234,403	-	-	31,717,299	-	-
Fixed Interest Rate - Real	96,359,184	(13,013,727)	(24,720,024)	150,427,406	(18,867,595)	(35,751,404)
Indexed to Price and Interest Rates	6,760,202	-	-	7,042,103	-	-
Foreign Currency	16,913,920	-	-	37,016,208	-	-
Others	234	-	-	-	-	-
Options	122,075,854	(40,244)	(91,238)	90,948,495	(15,877)	20,417
Purchased Position	66,323,145	325,856	402,095	45,423,462	405,013	814,423
Call Option - US Dollar	4,335,516	154,370	185,688	5,018,650	225,226	604,629
Put Option - US Dollar	2,395,603	70,702	108,329	2,735,626	58,884	31,521
Call Option - Other	17,816,300	58,022	52,496	13,803,789	77,341	167,851
Interbank Market	17,321,104	3,892	860	13,114,822	18,736	93,435
Others (1)	495,196	54,130	51,636	688,967	58,605	74,416
Put Option - Other	41,775,726	42,762	55,582	23,865,397	43,562	10,422
Interbank Market	41,287,014	28,514	22,729	23,350,994	27,761	4,558
Others (1)	488,712	14,248	32,853	514,403	15,801	5,864
Sold Position	55,752,709	(366,100)	(493,333)	45,525,033	(420,890)	(794,006)
Call Option - US Dollar	2,822,936	(120,360)	(219,704)	3,331,244	(184,273)	(535,702)
Put Option - US Dollar	3,568,026	(135,065)	(177,008)	4,402,203	(125,172)	(73,815)
Call Option - Other	11,308,393	(58,529)	(68,874)	14,515,876	(72,923)	(179,402)
Interbank Market	10,787,108	(13,961)	(29,493)	13,730,262	(21,932)	(112,707)
Others (1)	521,285	(44,568)	(39,381)	785,614	(50,991)	(66,695)
Put Option - Other	38,053,354	(52,146)	(27,747)	23,275,710	(38,522)	(5,087)
Interbank Market	37,926,473	(39,085)	(22,502)	23,218,228	(26,315)	(1,615)
Others (1)	126,881	(13,061)	(5,245)	57,482	(12,207)	(3,472)
Futures Contracts	164,774,117	-	-	183,592,248	-	-
Purchased Position	35,282,562	-	-	41,136,899	-	-
Exchange Coupon (DDI)	6,663,222	-	-	4,274,347	-	-
Interest Rates (DI1 and DIA)	19,436,682	-	-	22,721,816	-	-
Foreign Currency	6,073,080	-	-	11,710,935	-	-
Indexes (2)	486,910	-	-	566,378	-	-
Treasury Bonds/Notes	688,644	-	-	-	-	-
Average Rate of Repo Operations (OC1)	1,934,024	-	-	1,863,423	-	-
Sold Position	129,491,555	-	-	142,455,349	-	-
Exchange Coupon (DDI)	72,546,705	-	-	58,499,504	-	-
Interest Rates (DI1 and DIA)	34,648,687	-	-	20,304,192	-	-
Foreign Currency	11,149,763	-	-	35,463,589	-	-
Indexes (2)	694,353	-	-	483,599	-	-
Treasury Bonds/Notes	457,297	-	-	49,164	-	-
Average Rate of Repo Operations (OC1)	9,994,750	-	-	27,655,301	-	-

					Bank
			03/31/2016			12/31/2015
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Forward Contracts and Others	52,000,744	1,072,766	1,134,004	51,047,964	1,019,191	921,676
Purchased Commitment	22,169,801	335,845	452,483	21,570,405	2,914,197	2,690,632
Currencies	21,590,175	335,773	453,194	21,570,405	2,914,197	2,690,632
Others	579,626	72	(711)	-	-	-
Sell Commitment	29,830,943	736,921	681,521	29,477,559	(1,895,006)	(1,768,956)
Currencies	29,015,165	736,993	672,828	29,140,219	(1,895,006)	(1,754,301)
Others	815,778	(72)	8,693	337,340	-	(14,655)

						Consolidated
			03/31/2016			12/31/2015
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		13,913,785	1,982,492		19,767,937	3,158,175
Asset	240,870,452	31,743,590	32,178,546	321,353,805	43,700,717	44,411,308
CDI (Interbank Deposit Rates)	52,679,547	24,196,347	26,042,937	44,696,063	12,695,478	15,008,061
Fixed Interest Rate - Real	155,524,352	-	-	200,528,046	-	-
Indexed to Price and Interest Rates	13,296,234	6,536,032	4,982,340	15,491,510	8,561,407	6,421,311
Foreign Currency	19,367,713	1,008,838	1,174,981	60,626,541	22,432,187	22,991,683
Others	2,606	2,373	(21,712)	11,645	11,645	(9,747)
Liabilities	226,956,667	(17,829,805)	(30,196,054)	301,585,868	(23,932,780)	(41,253,133)
CDI (Interbank Deposit Rates)	28,483,200	-	-	32,000,585	-	-
Fixed Interest Rate - Real	173,354,157	(17,829,805)	(30,196,054)	224,460,826	(23,932,780)	(41,253,133)
Indexed to Price and Interest Rates	6,760,202	-	-	6,930,103	-	-
Foreign Currency	18,358,875	-	-	38,194,354	-	-
Others	233	-	-	-	-	-
Options	124,876,783	(49,966)	(49,557)	91,877,353	(32,566)	97,707
Purchased Position	67,636,450	345,106	470,864	46,024,648	357,644	862,972
Call Option - US Dollar	4,335,516	154,370	185,689	5,018,650	225,226	604,629
Put Option - US Dollar	2,395,603	70,702	108,329	2,735,626	58,884	31,521
Call Option - Other	18,625,147	80,050	102,403	14,106,701	31,405	142,121
Interbank Market	17,321,103	3,892	860	13,114,822	-	74,699
Others (1)	1,304,044	76,158	101,543	991,879	31,405	67,422
Put Option - Other	42,280,184	39,984	74,443	24,163,671	42,129	84,701
Interbank Market	41,287,014	28,514	51,636	23,350,994	27,761	4,558
Others (1)	993,170	11,470	22,807	812,677	14,368	80,143
Sold Position	57,240,333	(395,072)	(520,421)	45,852,705	(390,210)	(765,265)
Call Option - US Dollar	2,822,936	(120,360)	(219,704)	3,331,244	(184,273)	(535,702)
Put Option - US Dollar	3,568,026	(135,065)	(177,008)	4,402,203	(125,172)	(73,815)
Call Option - Other	12,026,634	(71,111)	(59,603)	14,567,407	(41,848)	(121,217)
Interbank Market	10,787,108	(13,961)	(29,493)	13,730,262	(21,932)	(112,707)
Others (1)	1,239,526	(57,150)	(30,110)	837,145	(19,916)	(8,510)
Put Option - Other	38,822,737	(68,536)	(64,106)	23,551,851	(38,917)	(34,531)
Interbank Market	37,926,473	(39,085)	(22,502)	23,218,228	(26,315)	(1,615)
Others (1)	896,264	(29,451)	(41,604)	333,623	(12,602)	(32,916)
Futures Contracts	165,521,373	-	-	184,191,203	-	-
Purchased Position	35,368,483	-	-	41,186,338	-	-
Exchange Coupon (DDI)	6,663,222	-	-	4,274,347	-	-
Interest Rates (DI1 and DIA)	19,471,173	-	-	22,760,484	-	-
Foreign Currency	6,073,080	-	-	11,710,935	-	-
Indexes (2)	538,340	-	-	577,149	-	-
Treasury Bonds/Notes	688,644	-	-	-	-	-
Average Rate of Repo Operations (OC1)	1,934,024	-	-	1,863,423	-	-

						Consolidated
			03/31/2016			12/31/2015
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Sold Position	130,152,890	-	-	143,004,865	-	-
Exchange Coupon (DDI)	72,546,705	-	-	58,499,504	-	-
Interest Rates (DI1 and DIA)	34,806,128	-	-	20,836,314	-	-
Foreign Currency	11,149,763	-	-	35,463,589	-	-
Indexes (2)	1,198,247	-	-	500,993	-	-
Treasury Bonds/Notes	457,297	-	-	49,164	-	-
Average Rate of Repo Operations (OC1)	9,994,750	-	-	27,655,301	-	-
Forward Contracts and Others	52,006,614	1,038,924	1,168,420	51,058,023	1,005,428	935,988
Purchased Commitment	22,169,801	341,706	458,831	21,577,414	2,917,270	2,693,587
Currencies	21,590,175	341,634	459,542	21,577,414	2,917,270	2,693,587
Others	579,626	72	(711)	-	-	-
Sell Commitment	29,836,813	697,218	709,589	29,480,609	(1,911,842)	(1,757,599)
Currencies	29,015,165	730,157	665,992	29,140,219	(1,898,297)	(1,757,592)
Others	821,648	(32,939)	43,597	340,390	(13,545)	(7)

(1) Includes share options and indexes.

(2) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					03/31/2016	12/31/2015
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		88,663,031	15,578,080	56,219,193	160,460,304	245,461,855
Options		4,162,569	2,276,627	115,636,658	122,075,854	90,948,495
Futures Contracts		-	-	164,774,117	164,774,117	183,592,248
Forward Contracts and Others		32,679,375	14,021,048	5,300,321	52,000,744	51,047,964

						Consolidated
						Notional
					03/31/2016	12/31/2015
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		88,663,031	90,336,018	61,871,403	240,870,452	321,353,805
Options		4,328,186	2,276,627	118,271,970	124,876,783	91,877,353
Futures Contracts		-	-	165,521,373	165,521,373	184,191,203
Forward Contracts and Others		32,679,375	14,021,048	5,306,191	52,006,614	51,058,023

(1) Includes trades with the BM&FBovespa - Bolsa de Valores, Mercadorias e Futuros (BM&Fbovespa) and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

						Bank
						Notional
					03/31/2016	12/31/2015
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		9,371,711	29,328,397	121,760,196	160,460,304	245,461,855
Options		27,653,377	92,828,269	1,594,208	122,075,854	90,948,495
Futures Contracts		55,205,647	80,525,845	29,042,625	164,774,117	183,592,248
Forward Contracts and Others		26,456,170	20,311,584	5,232,990	52,000,744	51,047,964

					Consolidated
					Notional
				03/31/2016	12/31/2015
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	10,338,528	34,401,451	196,130,473	240,870,452	321,353,805
Options	28,993,306	93,992,331	1,891,146	124,876,783	91,877,353
Futures Contracts	55,397,007	81,046,070	29,078,296	165,521,373	184,191,203
Forward Contracts and Others	26,459,220	20,314,404	5,232,990	52,006,614	51,058,023

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				03/31/2016	12/31/2015
	Exchange (1)	Cetip (2)	Over the Counter (3)	Total	Total
Swap	85,144,726	74,505,196	810,382	160,460,304	245,461,855
Options	117,333,813	4,342,041	400,000	122,075,854	90,948,495
Futures Contracts	164,774,117	-	-	164,774,117	183,592,248
Forward Contracts and Others	-	38,965,901	13,034,843	52,000,744	51,047,964

					Consolidated
					Notional
				03/31/2016	12/31/2015
	Exchange (1)	Cetip (2)	Over the Counter (3)	Total	Total
Swap	117,721,851	122,209,348	939,253	240,870,452	321,353,805
Options	120,134,742	4,342,041	400,000	124,876,783	91,877,353
Futures Contracts	165,521,373	-	-	165,521,373	184,191,203
Forward Contracts and Others	-	38,971,771	13,034,843	52,006,614	51,058,023

(1) Includes amount traded with the BM&FBovespa and other securities and commodities exchanges.

(2) Includes amount traded on other clearinghouses.

(3) Composed of operations that are included in registration chambers, according to the regulation of the Bacen.

V) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank
			03/31/2016			12/31/2015
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(221,783)	(75,455)	(297,238)	238,955	(60,579)	178,376
Asset	5,655,441	12,295	5,667,736	6,717,115	23,482	6,740,597
CDI (Interbank Deposit Rates) (1) (2) (5)	1,622,075	559	1,622,634	1,778,699	4,376	1,783,075
Fixed Interest Rate - Real (2)	299,174	(10)	299,164	3,522,475	27,184	3,549,659
Indexed to Foreign Currency - Fixed Interest - US Dollar (5)	89,510	217	89,727	93,682	790	94,472
Indexed to Foreign Currency - USD/BRL US Dollar (5)	3,562,417	11,071	3,573,488	675,929	(10,904)	665,025
Indexed to Foreign Currency - Libor - US Dollar (2) (4) (5)	12,606	241	12,847	610,661	1,962	612,623
Indexed to Foreign Currency - Fixed Interest - YEN (3)	69,659	217	69,876	35,669	74	35,743
Liabilities	(5,877,224)	(87,750)	(5,964,974)	(6,478,160)	(84,061)	(6,562,221)
Indexed to Foreign Currency - US Dollar (1)	(826,228)	(21,952)	(848,180)	(585,659)	(15,134)	(600,793)
Indexed to Price and Interest Rates Interest (2)	(611,024)	(20,589)	(631,613)	(800,174)	(30,982)	(831,156)
CDI (Interbank Deposit Rates) (3) (4)	(3,443,944)	(16,448)	(3,460,392)	(3,267,140)	(12,298)	(3,279,438)
Indexed to Foreign Currency - Libor - US Dollar (4) (3)	(75,785)	(309)	(76,094)	(41,452)	(61)	(41,513)
Fixed Interest Rate - Real (5)	(920,243)	(28,452)	(948,695)	(1,783,735)	(25,586)	(1,809,321)
Hedge Object
Asset	2,103,258	103,813	2,207,071	2,471,649	102,993	2,574,642
Lending Operation	1,464,542	83,256	1,547,798	1,602,492	87,094	1,689,586
Indexed to Foreign Currency - US Dollar	664,848	34,044	698,892	730,904	35,338	766,242
Indexed Indices of Prices and Interest	794,733	49,303	844,036	863,781	52,984	916,765
Fixed Interest Rate - Real	4,961	(91)	4,870	7,807	(1,228)	6,579
Available-for-Sale Securities	638,716	20,557	659,273	869,157	15,899	885,056
Debentures	405,035	10,334	415,369	492,837	10,578	503,415
Promissory Notes - PN	233,681	10,223	243,904	376,320	5,321	381,641
Liabilities	(3,606,717)	17,275	(3,589,442)	(3,512,568)	(8,383)	(3,520,951)
Foreign Borrowings	(3,572,030)	17,139	(3,554,891)	(3,476,825)	(8,342)	(3,485,167)
Indexed to Foreign Currency - US Dollar	(3,572,030)	17,139	(3,554,891)	(3,476,825)	(8,342)	(3,485,167)
Securities Issued Abroad	(34,687)	136	(34,551)	(35,743)	(41)	(35,784)
Eurobonds	(34,687)	136	(34,551)	(35,743)	(41)	(35,784)

						Consolidated
			03/31/2016			12/31/2015
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(283,119)	(81,253)	(364,372)	153,812	(66,990)	86,822
Asset	5,976,340	40,718	6,017,058	7,072,924	57,829	7,130,753
CDI (Interbank Deposit Rates) (1) (2) (5)	1,622,075	559	1,622,634	1,778,699	4,376	1,783,075
Fixed Interest Rate - Real (2)	299,174	(10)	299,164	3,522,475	27,184	3,549,659
Indexed to Foreign Currency - Fixed Interest - US Dollar (5)	89,510	217	89,727	93,682	790	94,472
Indexed to Foreign Currency - USD/BRL US Dollar (5)	3,562,417	11,071	3,573,488	675,929	(10,904)	665,025
Indexed to Foreign Currency - Libor - US Dollar (2) (4) (5)	12,606	241	12,847	610,661	1,962	612,623
Indexed to Foreign Currency - Euro (5)	320,899	28,423	349,322	355,809	34,347	390,156
Indexed to Foreign Currency - Fixed Interest - YEN (3)	69,659	217	69,876	35,669	74	35,743
Liabilities	(6,259,459)	(121,971)	(6,381,430)	(6,919,112)	(124,819)	(7,043,931)
Indexed to Foreign Currency - US Dollar (1) (5)	(1,208,463)	(56,173)	(1,264,636)	(1,026,611)	(55,892)	(1,082,503)
Indexed to Price and Interest Rates Interest (2)	(611,024)	(20,589)	(631,613)	(800,174)	(30,982)	(831,156)
CDI (Interbank Deposit Rates) (3) (4)	(3,443,944)	(16,448)	(3,460,392)	(3,267,140)	(12,298)	(3,279,438)
Indexed to Foreign Currency - Libor - US Dollar (4) (3)	(75,785)	(309)	(76,094)	(41,452)	(61)	(41,513)
Fixed Interest Rate - Real (5)	(920,243)	(28,452)	(948,695)	(1,783,735)	(25,586)	(1,809,321)
Hedge Object
Asset	2,565,549	110,253	2,675,802	2,993,780	110,003	3,103,783
Lending Operation	1,926,833	89,696	2,016,529	2,124,623	94,104	2,218,727
Indexed to Foreign Currency - US Dollar	1,127,139	40,484	1,167,623	1,253,035	42,348	1,295,383
Indexed Indices of Prices and Interest	794,733	49,303	844,036	863,781	52,984	916,765
Fixed Interest Rate - Real	4,961	(91)	4,870	7,807	(1,228)	6,579
Available-for-Sale Securities	638,716	20,557	659,273	869,157	15,899	885,056
Debentures	405,035	10,334	415,369	492,837	10,578	503,415
Promissory Notes - PN	233,681	10,223	243,904	376,320	5,321	381,641
Liabilities	(3,606,717)	17,275	(3,589,442)	(3,512,568)	(8,383)	(3,520,951)
Foreign Borrowings	(3,572,030)	17,139	(3,554,891)	(3,476,825)	(8,342)	(3,485,167)
Indexed to Foreign Currency - US Dollar	(3,572,030)	17,139	(3,554,891)	(3,476,825)	(8,342)	(3,485,167)
Securities Issued Abroad	(34,687)	136	(34,551)	(35,743)	(41)	(35,784)
Eurobonds	(34,687)	136	(34,551)	(35,743)	(41)	(35,784)

(1) Instruments whose hedge object are loan operations indexed in foreign currency - dollar with market value R$698,892 (12/31/2015 - R$766,242) Bank and R$1,167,623 (12/31/2015 - R$1,295,383) Consolidated and bonds and securities represented by debentures with fair value R$54,638 (12/31/2015 - R$59,615) Bank and Consolidated.

(2) Instruments whose hedge objects are indexed loans in price indices and interest amounting R$844,036 (12/31/2015 - R$916,765) and securities represented by debentures with a market value R$360,731 (12/31/2015 - R$443,800) Bank and Consolidated.

(3) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$34,551 (12/31/2015 - R$35,784) Bank and Consolidated.

(4) Instruments whose hedge objects are lending operations indexed pre fixed interest - Real with a market value of R$4,870 (12/31/2015 - R$6,579) Bank and Consolidated.

(5) Instruments asset whose hedge objects are obligations for foreign borrowings indexed in foreign currency - US Dollar with fair value R$3,554,891 (12/31/2015 - R$3,485,167) and instrumenst liabilities whose hedge objects are securities represented by promissory notes indexed to fixed interest rates - Real with market value of R$243,904 (12/31/2015 - R$381,641) Bank and Consolidated.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002.

b) Cash Flow Hedge

						Bank
			03/31/2016			12/31/2015
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	75,920	(1,660)	74,260	(1,046,782)	(29,749)	(1,076,531)
Asset	4,105,818	147,684	4,253,502	7,274,825	121,414	7,396,239
Indexed to Foreign Currency - Swiss Franc (1)	1,153,312	733	1,154,045	1,237,987	6,998	1,244,985
Indexed to Foreign Currency - Chile (2)	281,561	212	281,773	301,285	1,622	302,907
Indexed to Interest Rate - Real (3)	-	-	-	3,746,785	(13,670)	3,733,115
Indexed to Foreign Currency - Fixed Interest - US Dollar (4) (7)	2,670,945	146,739	2,817,684	1,988,768	126,464	2,115,232
Liabilities	(4,029,898)	(149,344)	(4,179,242)	(8,321,607)	(151,163)	(8,472,770)
Indexed to Foreign Currency - Fixed Interest - US Dollar (1) (2) (3) (4)	(1,492,794)	(868)	(1,493,662)	(6,580,306)	(17,767)	(6,598,073)
Fixed Interest Rate - Real (4)	(135,238)	(639)	(135,877)	(22,855)	(20)	(22,875)
CDI (Interbank Deposit Rates) (7)	(757,042)	(5,452)	(762,494)	-	-	-
Indexed to Foreign Currency - Fixed Interest Euro (4)	(1,644,824)	(142,385)	(1,787,209)	(1,718,446)	(133,376)	(1,851,822)

						Consolidated
			03/31/2016			12/31/2015
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	27,164	(4,958)	22,206	(1,115,948)	(35,494)	(1,151,442)
Asset	4,504,376	172,392	4,676,768	7,779,309	151,811	7,931,120
Indexed to Foreign Currency - Swiss Franc (1)	1,153,312	733	1,154,045	1,237,987	6,998	1,244,985
Indexed to Foreign Currency - Chile (2)	281,561	212	281,773	301,285	1,622	302,907
Indexed to Interest Rate - Real (3)	-	-	-	3,746,785	(13,670)	3,733,115
Indexed to Foreign Currency - Pre Dolar (4) (5) (7)	2,703,279	147,395	2,850,674	2,042,940	127,632	2,170,572
Indexed to Foreign Currency - Pre Euro (5)	366,224	24,052	390,276	450,312	29,229	479,541
Liabilities	(4,477,212)	(177,350)	(4,654,562)	(8,895,257)	(187,305)	(9,082,562)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)	(1,492,794)	(868)	(1,493,662)	(6,580,306)	(17,767)	(6,598,073)
Indexed to Interest Rate - Real (4)	(135,238)	(639)	(135,877)	(22,855)	(20)	(22,875)
CDI (Interbank Deposit Rates) (7)	(757,042)	(5,452)	(762,494)	-	-	-
Indexed to Foreign Currency - Pre Euro (4)	(1,644,824)	(142,385)	(1,787,209)	(1,718,446)	(133,376)	(1,851,822)
Indexed to Foreign Currency - Dolar (5)	(411,202)	(27,092)	(438,294)	(509,960)	(34,379)	(544,339)
Indexed to Foreign Currency - Real (5)	(36,112)	(914)	(37,026)	(63,690)	(1,763)	(65,453)

						Bank/ Consolidated
					03/31/2016	12/31/2015
					Notional	Notional
Hedge Instruments
Future Contracts					47,857,367	72,798,063
Foreign Currency - Dollar (6)					47,857,367	72,798,063

		Bank		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Hedge Object - Cost
Asset	32,673,185	37,217,417	33,268,906	37,251,860
Lending Operations
Import and Export Credit and Financing	31,221,030	35,743,885	31,221,030	35,743,885
Lending Operations	-	606,978	595,721	641,421
Securities
Available-for-Sale Securities - Promissory Notes - NP	619,469	-	619,469	-
Held to Maturity - Securities Foreign Debt Bonds	832,686	866,554	832,686	866,554
Liabilities	(703,664)	(1,995,118)	(703,664)	(1,995,118)
Eurobonds	(703,664)	(1,995,118)	(703,664)	(1,995,118)

(1) Operations due April 12, 2016 (12/31/2015 - operations due April 12, 2016), whose object of "hedging" transactions are eurobonds.

(2) Operation due April 13, 2016 (12/31/2015 - operation due April 13, 2016), whose object of "hedge" is an operation of eurobonds.

(3) In Dezember 31, 2015 operations due March 18, 2016, whose object of "hedge" is an operation of eurobonds.

(4) Operation due April 1, 2021 (12/31/2015 - operation due March 18, 2016 and April 1, 2021) which hedge objects its securities operation represented by title Brazilian External Debt Bonds and a credit operation.

(5) Operations maturing between August, 2016 and June, 2021 (12/31/2015 - maturing between August, 2016 and June, 2021), whose objects "hedge"contracts are loans from lending institutions.

(6) Operations maturing between April, 2016 to December, 2025 (12/31/2015 - operation maturing between January, 2016 to December, 2024) and the updated value of the instruments of R$31,188,283 (12/31/2015 - R$35,743,844 ), whose object of "hedge" are the loans - loan agreements and credit export and import.

(7) Operations maturing between August 3, 2016 and March 17, 2017, whose objects "hedge" ist securities operation by title Promissory Notes - NP.

In the Bank and Consolidated, between July and September 2014 operations were contracted to hedge accounting of cash flow with the object of hedge bank deposit certificates (CDB). In October, 2014 this structure was discontinued. The effect of marking to market the future contracts net of tax effects that was recognized in income in the first quarter of 2016 and that was highlighted in equity corresponds to a credit of R$904.

In the Bank and Consolidated, the effect of marking to market of contracts swap and future corresponds to a debt of R$19,005 (12/31/2015 - R$345,373) and is recorded in equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002 and no ineffective portions were found in the period to be accounted for.

VI) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

		Bank		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Financial Treasury Bill - LFT	116,168	110,490	828,438	330,605
National Treasury Bill - LTN	7,506,814	8,757,097	7,506,814	8,757,097
National Treasury Notes - NTN	812,508	757,969	812,508	757,969
Total	8,435,490	9,625,556	9,147,760	9,845,671

VII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Assets
Swap Differentials Receivable (1)	10,177,423	16,334,414	12,573,051	22,101,593
Option Premiums to Exercise	402,095	814,423	470,864	862,972
Forward Contracts and Others	3,974,010	3,028,034	4,011,844	3,045,644
Total	14,553,528	20,176,871	17,055,759	26,010,209
Liabilities
Swap Differentials Payable (1)	8,389,903	14,131,068	10,932,725	20,008,038
Option Premiums Launched	493,333	794,006	520,421	765,265
Forward Contracts and Others	2,840,006	2,106,358	2,843,424	2,109,656
Total	11,723,242	17,031,432	14,296,570	22,882,959

(1) At Dezember 31, 2015, includes swaption operations.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III, disclosed on March 1, 2013; and in October, 2013 was the publication of new rules and revise launched in March 2013. The Implementation of the new rules follow a schedule in phase; thus allowing the application of the rules gradually until 2019. The new rules have been applied in October 2013 and remainder of January 1, 2014 .

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the trading and banking portfolio, for each one of the portfolio scenarios as of March 31, 2016.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(7,012)	(262,665)	(525,330)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interes Rate	(4,924)	(80,559)	(161,119)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(330)	(5,339)	(10,678)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(24)	(10,932)	(21,865)
Foreign Currency	Exposures subject to Foreign Exchange	(4,183)	(104,587)	(209,175)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(2,174)	(20,208)	(40,417)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(9,182)	(159,242)	(318,484)
Shares and Indexes	Exposures subject to Change in Shares Price	(472)	(11,799)	(23,598)
Others	Exposures not Meeting the Previous Settings	(15,124)	(605)	(1,210)
Total (1)		(43,425)	(655,936)	(1,311,876)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(104,765)	(3,189,462)	(6,032,225)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(14,952)	(444,283)	(775,898)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(1,029)	(15,558)	(29,301)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(493)	(59,559)	(103,692)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(13,389)	(110,166)	(222,843)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(5,903)	(154,249)	(287,681)
Foreign Currency	Exposures subject to Foreign Exchange	(1,091)	(27,266)	(54,532)
Total (1)		(141,622)	(4,000,543)	(7,506,172)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Lending Operations	175,898,438	183,601,533	212,221,249	220,387,363
Loans and Discounted Receivables	94,496,486	99,603,331	100,830,576	105,216,623
Financing	37,674,246	41,028,183	67,662,967	72,200,721
Rural, Agricultural and Industrial Financing	6,353,622	6,064,652	6,353,622	6,064,652
Real Estate Financing	37,132,362	36,649,633	37,132,362	36,649,633
Securities Financing	60,927	58,896	60,927	58,896
Lending Operations Related to Assignment	180,795	196,838	180,795	196,838
Leasing Operations	24	26	2,945,460	3,023,463
Advances on Foreign Exchange Contracts (1) (Note 9)	4,520,641	4,552,495	4,520,641	4,552,495
Other Receivables (2)	26,351,528	30,826,630	28,673,114	33,119,414
Total	206,770,631	218,980,684	248,360,464	261,082,735
Current	105,174,245	116,270,117	127,878,714	139,493,848
Long-term	101,596,386	102,710,567	120,481,750	121,588,887

(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

During the first quarter of 2016, operations were carried out credit assignment without recourse in the amount of R$22,911 (2015 - R$1,025,526) Bank and Consolidated and were recorded substantially in loans and discounted securities, classified as H risk level.

(ii) With Substantial Retention of Risks and Benefits

On September, 2015 the Bank made assignment of receivables with recourse related to the Funded Participation operations (Export) in the amount of R$201,706 with maturity on April, 2019. On March 31, 2016 the present value of the divested operations is R$180,795 ( 12/31/2015 - R$196,631).

On March 2013, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$47,485. On March 31, 2016, the present value of the divested operations is R$0 (12/31/2015 - R$207) (Note 26.e).

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On March 31, 2016, the present value of the divested operations is R$190,960 (12/31/2015 - R$202,114).

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3,401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Overdue	12,055,393	8,950,031	12,873,495	9,704,502
Due to:
Up to 3 Months	60,758,922	68,809,115	69,167,387	77,747,183
From 3 to 12 Months	44,415,323	47,461,002	58,711,327	61,746,665
Over 12 Months	89,540,993	93,760,536	107,608,255	111,884,385
Total	206,770,631	218,980,684	248,360,464	261,082,735

c) Lease Portfolio Operations

		Bank		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Gross Investment in Leasing Operations	28	30	3,518,801	3,608,045
Lease Receivables	16	17	2,311,460	2,341,921
Unrealized Residual Values (1)	12	13	1,207,341	1,266,124
Unearned Income on Lease	(14)	(15)	(2,288,976)	(2,316,861)
Offsetting Residual Values	(12)	(13)	(1,207,341)	(1,266,124)
Leased Assets	70,341	71,196	7,812,837	7,930,428
Accumulated Depreciation	(70,341)	(71,196)	(4,278,521)	(4,314,034)
Excess Depreciation	28,282	28,754	1,881,730	1,941,186
Losses on Unamortized Lease	-	-	212,792	198,044
Advances for Guaranteed Residual Value	(28,260)	(28,730)	(2,708,886)	(2,761,002)
Other Assets	-	-	3,024	3,781
Total of Lease Portfolio at Present Value	24	26	2,945,460	3,023,463

(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$4 (12/31/2015 - R$4) Bank and R$573,341 (12/31/2015 - R$584,582) Consolidated.

On March 31, 2016 and December 31,2015, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Overdue	8	5	29,899	34,430
Due to:
Up to 1 Year	17	17	1,686,073	1,735,087
From 1 to 5 Years	3	8	1,792,408	1,829,120
Over 5 Years	-	-	10,421	9,408
Total	28	30	3,518,801	3,608,045

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Overdue	6	4	22,871	31,250
Due to:
Up to 1 Year	16	16	1,579,780	1,621,055
From 1 to 5 Years	2	6	1,337,464	1,365,893
Over 5 Years	-	-	5,345	5,265
Total	24	26	2,945,460	3,023,463

d) Loan Portfolio by Business Sector

					Bank		Consolidated
				03/31/2016	12/31/2015	03/31/2016	12/31/2015
Private Sector				206,662,209	218,862,264	248,251,598	260,963,648
Industry				61,992,137	69,411,282	63,254,762	70,804,585
Commercial				23,760,919	24,983,818	26,494,809	28,223,339
Financial Institutions				2,402,270	2,278,592	2,408,629	2,285,315
Services and Other (1)				35,530,385	39,207,497	38,356,516	41,964,420
Individuals				80,479,562	80,533,024	114,956,129	114,773,641
Credit Cards				18,187,046	19,133,657	18,187,046	19,133,657
Mortgage Loans				26,527,324	25,931,863	26,527,324	25,931,863
Payroll Loans				10,357,230	10,313,617	15,537,111	14,656,085
Financing and Vehicles Lease				2,262,783	2,463,824	29,543,387	30,314,531
Others (2)				23,145,179	22,690,063	25,161,261	24,737,505
Agricultural				2,496,936	2,448,051	2,780,753	2,912,348
Public Sector				108,422	118,420	108,866	119,087
Federal				-	4,373	-	4,373
State				70,457	82,428	70,886	82,964
Municipal				37,965	31,619	37,980	31,750
Total				206,770,631	218,980,684	248,360,464	261,082,735

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							03/31/2016
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	82,305,144	-	82,305,144	-	-	-
A	0.5%	73,210,872	-	73,210,872	366,055	268,418	634,473
B	1%	13,835,319	1,612,285	15,447,604	154,476	264,118	418,594
C	3%	9,227,132	2,453,159	11,680,291	350,409	777,293	1,127,702
D	10%	5,319,037	2,145,650	7,464,687	746,469	726,493	1,472,962
E	30%	3,362,866	1,699,825	5,062,691	1,518,807	-	1,518,807
F	50%	1,002,621	1,158,839	2,161,460	1,080,730	-	1,080,730
G	70%	698,236	908,992	1,607,228	1,125,060	-	1,125,060
H	100%	2,577,786	5,169,612	7,747,398	7,747,398	-	7,747,398
Total		191,539,013	15,148,362	206,687,375	13,089,404	2,036,322	15,125,726

							Bank
							12/31/2015
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	92,900,935	-	92,900,935	-	-	-
A	0.5%	75,092,017	-	75,092,017	375,460	275,777	651,237
B	1%	13,307,782	1,141,351	14,449,133	144,491	246,136	390,627
C	3%	8,543,221	2,370,428	10,913,649	327,410	708,080	1,035,490
D	10%	5,742,592	2,376,036	8,118,628	811,863	701,023	1,512,886
E	30%	1,518,582	3,607,332	5,125,914	1,537,774	-	1,537,774
F	50%	1,505,097	1,235,998	2,741,095	1,370,548	-	1,370,548
G	70%	641,647	882,406	1,524,053	1,066,837	-	1,066,837
H	100%	2,779,290	5,248,876	8,028,166	8,028,166	-	8,028,166
Total		202,031,163	16,862,427	218,893,590	13,662,549	1,931,016	15,593,565

							Consolidated
							03/31/2016
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	93,750,855	-	93,750,855	-	-	-
A	0.5%	96,003,755	-	96,003,755	480,021	298,442	778,463
B	1%	16,101,129	2,867,782	18,968,911	189,689	264,118	453,807
C	3%	10,086,059	3,619,131	13,705,190	411,156	777,293	1,188,449
D	10%	5,426,223	2,541,546	7,967,769	796,777	729,846	1,526,623
E	30%	3,417,046	1,904,511	5,321,557	1,596,467	-	1,596,467
F	50%	1,023,411	1,331,439	2,354,850	1,177,425	-	1,177,425
G	70%	710,124	1,032,895	1,743,019	1,220,113	-	1,220,113
H	100%	2,618,694	5,836,168	8,454,862	8,454,862	-	8,454,862
Total		229,137,296	19,133,472	248,270,768	14,326,510	2,069,699	16,396,209

							Consolidated
							12/31/2015
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	104,292,741	-	104,292,741	-	-	-
A	0.5%	98,552,525	-	98,552,525	492,765	305,782	798,547
B	1%	15,480,989	2,339,538	17,820,527	178,205	246,136	424,341
C	3%	9,548,811	3,374,325	12,923,136	387,694	708,080	1,095,774
D	10%	5,972,894	2,750,043	8,722,937	872,294	702,279	1,574,573
E	30%	1,552,423	3,839,656	5,392,079	1,617,624	-	1,617,624
F	50%	1,523,346	1,402,487	2,925,833	1,462,916	-	1,462,916
G	70%	651,083	1,016,922	1,668,005	1,167,603	-	1,167,603
H	100%	2,820,000	5,870,848	8,690,848	8,690,848	-	8,690,848
Total		240,394,812	20,593,819	260,988,631	14,869,949	1,962,277	16,832,226

(1) Includes current and past-due operations.

(2) The additional allowance is recognized based mainly on the expected realization of the loan portfolio, in addition to the current regulatory requirements.

(3) The total loan portfolio includes the amount of R$83,256 (12/31/2015 - R$87,094) Bank and R$89,696 (12/31/2015 - R$94,104) Consolidated, related to the adjustment to fair value of loans that are hedged, registered under the article 5 Circular Letter 3,624 of Bacen of 26 December, 2013 and which are not contemplated in footnote levels of risk (Note 6.b.V.a).

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				01/01 to	01/01 to	01/01 to	01/01 to
				03/31/2016	03/31/2015	03/31/2016	03/31/2015
Balance at Beginning				15,593,565	13,539,025	16,832,226	14,581,964
Allowances Recognized				2,275,068	2,568,985	2,616,743	2,859,795
Write-offs				(2,742,907)	(3,182,900)	(3,052,760)	(3,363,388)
Balance at End (1)				15,125,726	12,925,110	16,396,209	14,078,371
Current				3,958,233	4,471,357	4,503,289	4,997,067
Long-term				11,167,493	8,453,753	11,892,920	9,081,304
Recoveries Credits (2)				567,444	417,873	603,786	456,527

(1) Includes R$12 (03/31/2015 - R$23) Bank and R$58,992 (03/31/2015 - R$65,022) Consolidated provision recorded for the leasing portfolio.

(2) It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting the value to R$42,204 (2015 - R$51,468) Bank and Consolidated.

g) Renegotiated Credits

					Bank		Consolidated
				03/31/2016	12/31/2015	03/31/2016	12/31/2015
Renegotiated Credits				12,879,327	12,655,907	12,946,034	12,720,615
Allowance for Loan Losses				(7,211,893)	(7,049,119)	(7,233,716)	(7,065,760)
Percentage of Coverage on Renegotiated Credits				56.0%	55.7%	55.9%	55.5%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)	03/31/2016		12/31/2015
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	7,349,447	2.2%	8,013,400	2.3%
10 Biggest	33,709,775	10.3%	38,590,250	11.0%
20 Biggest	47,231,748	14.4%	54,852,488	15.7%
50 Biggest	71,896,880	21.9%	82,548,719	23.6%
100 Biggest	94,850,681	28.8%	106,546,440	30.4%

(1) Includes portions of loans to release the business plan.

(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.

(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			03/31/2016	12/31/2015
Assets
Rights to Foreign Exchange Sold			67,851,723	67,518,760
Exchange Purchased Pending Settlement			30,927,203	28,933,498
Advances in Local Currency			(606,875)	(184,119)
Income Receivable from Advances and Importing Financing (Note 8.a)			82,082	92,177
Currency and Documents Term Foreign Currency			50,414	47,223
Total			98,304,547	96,407,539
Current			96,189,949	94,642,636
Long-term			2,114,598	1,764,903
Liabilities
Exchange Sold Pending Settlement			62,896,463	67,416,998
Foreign Exchange Purchased			30,176,022	26,465,492
Advances on Foreign Exchange Contracts (Note 8.a)			(4,520,641)	(4,552,495)
Others			65	70
Total			88,551,909	89,330,065
Current			85,655,648	84,694,924
Long-term			2,896,261	4,635,141
Memorandum Accounts
Open Import Credits			654,181	774,383
Confirmed Export Credits			292,924	356,824

10. Trading Account

		Bank		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Assets
Financial Assets and Pending Settlement Transactions	1,770,307	209,087	1,829,755	242,612
Clearinghouse Transactions	121	-	152,740	742
Debtors Pending Settlement	-	4,166	238,217	80,435
Stock Exchanges - Guarantee Deposits	15,967	402,323	15,967	402,323
Others (1)	583,502	971,787	583,502	971,787
Total	2,369,897	1,587,363	2,820,181	1,697,899
Current	2,369,897	1,587,363	2,820,181	1,697,899
Liabilities
Financial Assets and Pending Settlement Transactions	1,086,192	2,316,183	1,087,836	2,316,252
Creditors Pending Settlement	6,813	7,656	454,102	112,945
Creditors for Loan of Shares	61,250	58,942	247,932	152,114
Clearinghouse Transactions	-	13,078	3,401	16,439
Records and Settlement	3,032	2,488	4,689	3,305
Acquisition and Subscription of Securities Arising Release	-	-	1,274	1,274
Others	19,241	-	19,431	192
Total	1,176,528	2,398,347	1,818,665	2,602,521
Current	1,116,660	2,340,787	1,758,797	2,544,961
Long-term	59,868	57,560	59,868	57,560

(1) Refers to guarantee the deposits made in derivative transactions with customers in the market.

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

				Bank
	12/31/2015	Recognition	Realization	03/31/2016
Allowance for Loan Losses	11,129,702	1,197,338	(998,115)	11,328,925
Reserve for Legal and Administrative Proceedings - Civil	777,079	108,001	(30,555)	854,525
Reserve for Tax Risks and Legal Obligations	1,627,384	51,144	(112,650)	1,565,878
Reserve for Legal and Administrative Proceedings - Labor	875,489	59,773	(86,858)	848,404
Adjustment to Fair Value of Trading Securities and Derivatives (1)	9,913,918	1,343,190	(3,899,310)	7,357,798
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	2,486,103	-	(1,293,737)	1,192,366
Accrual for Pension Plan (2)	874,253	-	(27,547)	846,706
Profit Sharing, Bonuses and Personnel Gratuities	373,329	134,248	(381,171)	126,406
Other Temporary Provisions (3)	2,432,406	259,296	-	2,691,702
Total Tax Credits on Temporary Differences	30,489,663	3,152,990	(6,829,943)	26,812,710
Social Contribution Tax - Executive Act 2,158/2001	641,213	-	-	641,213
Balance of Recorded Tax Credits	31,130,876	3,152,990	(6,829,943)	27,453,923
Current	8,063,063			8,515,236
Long-term	23,067,813			18,938,687

				Consolidated
	12/31/2015	Recognition	Realization	03/31/2016
Allowance for Loan Losses	12,013,011	1,464,192	(1,154,256)	12,322,947
Reserve for Legal and Administrative Proceedings - Civil	847,544	110,357	(33,965)	923,936
Reserve for Tax Risks and Legal Obligations	2,500,587	83,366	(117,386)	2,466,567
Reserve for Legal and Administrative Proceedings - Labor	909,010	62,257	(88,210)	883,057
Adjustment to Fair Value of Trading Securities and Derivatives (1)	10,006,970	1,366,470	(3,948,570)	7,424,870
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	2,609,682	-	(1,379,379)	1,230,303
Accrual for Pension Plan (2)	874,347	42	(27,637)	846,752
Profit Sharing, Bonuses and Personnel Gratuities	399,358	141,195	(405,718)	134,835
Other Temporary Provisions (3)	2,635,520	269,098	(34,975)	2,869,643
Total Tax Credits on Temporary Differences	32,796,029	3,496,977	(7,190,096)	29,102,910
Tax Loss Carryforwards	537,037	9,699	(220,144)	326,592
Social Contribution Tax - Executive Act 2,158/2001	655,359	-	-	655,359
Balance of Recorded Tax Credits	33,988,425	3,506,676	(7,410,240)	30,084,861
Current	8,786,456			9,152,740
Long-term	25,201,969			20,932,121

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n.

(3) Composed mainly by administrative provisions nature, collective agreements and escrow deposits.

Banco Santander has tax credits not activated in the amount of R$989,689 (12/31/2015 - R$1,340,072) and R$1,232,479 (12/31/2015 - R$1,438,349) Consolidated.

As established by CMN Resolution 3,059 /2002 , with the changes introduced by CMN Resolution 4,441 /2015 , Santander Brasil presented the reasons and rationales to support the accounting of deferred tax assets on its financial statements. On February 22, 2016 , the request for maintenance and the procedures for registration of the Bank's tax credit was approved by the Bacen.

b) Expected Realization of Recorded Tax Credits

						Bank
						03/31/2016
				Temporary Differences		Total
Year		IRPJ	CSLL	PIS/Cofins	CSLL 18%	Recorded
2016		3,569,610	2,810,173	215,298	-	6,595,081
2017		4,165,854	3,254,744	260,022	-	7,680,620
2018		4,158,400	3,173,011	113,728	-	7,445,139
2019		1,142,393	736,078	132,256	113,059	2,123,786
2020		1,114,674	726,886	130,885	115,461	2,087,906
2021 to 2023		413,549	243,357	6,105	412,693	1,075,704
2024 to 2025		221,945	175,552	-	-	397,497
2026		30,349	17,841	-	-	48,190
Total		14,816,774	11,137,642	858,294	641,213	27,453,923

						Consolidated
						03/31/2016
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2016	3,790,194	2,984,707	218,340	56,280	14,146	7,063,667
2017	4,513,474	3,530,301	264,078	48,440	-	8,356,293
2018	4,771,122	3,626,835	115,324	36,962	-	8,550,243
2019	1,211,889	778,368	133,033	83,463	113,059	2,319,812
2020	1,143,773	742,684	131,662	39,858	115,461	2,173,438
2021 to 2023	431,710	253,205	6,299	59,331	412,693	1,163,238
2024 to 2025	228,416	179,304	-	2,258	-	409,978
2026	30,350	17,842	-	-	-	48,192
Total	16,120,928	12,113,246	868,736	326,592	655,359	30,084,861

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The present value of recorded tax credits is R$23,095,707 (12/31/2015 - R$25,698,102) Bank and R$25,313,031 (12/31/2015 - R$27,995,682) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases, Social Contribution tax at the rate of 18% (Provisional Act 2,158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Others

				Bank		Consolidated
			03/31/2016	12/31/2015	03/31/2016	12/31/2015
Notes and Credits Receivable (Note 8.a)
Credit Cards			13,800,766	14,912,110	13,848,612	14,945,844
Receivables (1)			12,146,723	15,547,177	14,419,735	17,805,112
Rural Product (CPR)			190,051	175,258	190,051	175,258
Escrow Deposits for
Tax Claims			4,772,907	4,654,395	6,835,530	6,618,394
Labor Claims			1,638,018	1,619,546	1,691,489	1,672,187
Others			991,597	950,784	1,346,584	1,336,112
Contract Guarantees - Former Controlling Stockholders (Note 23.i)			712,429	702,758	800,649	789,973
Recoverable Taxes			2,602,360	2,281,218	3,080,475	2,831,148
Receivables - Buyer Services			10,903,704	11,788,451	10,903,704	11,788,451
Reimbursable Payments			141,175	157,099	147,948	163,820
Salary Advances/Others			183,780	70,033	228,195	99,794
Debtors for Purchase of Assets (Note 8.a)			89,831	72,213	90,559	73,328
Receivable from Affiliates (Note 26.e)			774,191	756,216	769,824	753,767
Others			1,057,123	1,118,887	1,772,953	1,859,132
Total			50,004,655	54,806,145	56,126,308	60,912,320
Current			33,161,413	38,919,702	35,789,073	42,030,853
Long-term			16,843,242	15,886,443	20,337,235	18,881,467
(1) It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the bank risk policies.

13. Non-Current Assets Held for Sale

On September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred for this heading (Note 15), whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by CPC 31. On March 23, 2015, Santander Participações S.A. (Santander Participações) sold its entire stake in Santos Energy Participações S.A. (Santos Energia) to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127,012. On the same date, Santander Participações sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. and Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$120,000 (Note 37.d). On March 31, 2016, the total of non-current assets held for sale is R$488,583 (12/31/2015 - R$488,583) and the values of liabilities directly associated with non-current assets held for sale are R$1,197 (12/31/2015 - R$1,197).

14. Dependence Information and Foreign Subsidiary

Branch:

The Grand Cayman Agency is a branch of Banco Santander, and is not a legal company incorporated separately. Its operates in the Cayman Islands under the Category "B" banking license. In the normal course of business, the branch has significant transactions with the parent and its affiliates. All transactions are made and recorded under the direction of Head Office in which the branch is economically dependent.

The Grand Cayman branch is licensed by the Law of Banks and Trust Companies, or "Law of Banks and Trust Companies" as a Bank of Category "B" and is duly registered as a Foreign Company by the Officer Societies Registration in Grand Cayman in the Cayman Islands. The branch therefore is duly authorized to perform banking business in the Cayman Islands and are currently involved in the funding business in the banking market and the international capital to provide credit lines to us, which are then extended to our customers for financing working capital and foreign trade. Its also receives foreign currency deposits of corporate clients and individuals and grants credit to brazilian and foreign clients, mainly to support trade with Brazil.

Subsidiary:

Banco Santander has a independent subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch			Santander Brasil EFC
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Assets	84,914,844	98,673,203	3,516,113	4,368,077
Current and Long-term Assets	84,914,829	98,673,182	3,515,770	4,367,630
Cash	546,044	462,232	164,026	1,622,751
Interbank Investments	14,088,543	18,918,580	1,459,404	-
Securities and Derivatives Financial Instruments	35,083,235	38,475,623	102,077	789,572
Lending Operations (1)	27,071,834	32,655,152	1,593,283	1,713,434
Foreign Exchange Portfolio	7,097,082	6,428,499	-	-
Others	1,028,091	1,733,096	196,980	241,873
Permanent Assets	15	21	343	447
Liabilities	84,914,844	98,673,203	3,516,113	4,368,077
Current and Long-term Liabilities	46,976,068	56,293,137	316,505	1,038,284
Deposits and Money Market Funding	10,468,882	10,074,180	38,512	-
Funds from Acceptance and Issuance of Securities (3)	5,805,304	12,981,206	-	-
Borrowings (2)	21,222,550	23,744,735	-	-
Foreign Exchange Portfolio	7,300,899	6,467,055	-	-
Others	2,178,433	3,025,961	277,993	1,038,284
Deferred Income	303	491	19,158	20,997
Stockholders' Equity	37,938,473	42,379,575	3,180,450	3,308,796

	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Result	376,296	112,344	11,627	12,267

(1) Refers mainly to export financing operations.

(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(3) The variation mainly refers to liquidations of eurobonds during the first quarter 2016.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

15. Investments in Affiliates and Subsidiaries

					03/31/2016
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) (15)	Leasing	11,043,798	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Banco RCI Brasil S.A. (Current Corporate Name of Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing)) (10) (16)	Bank	81	81	39.89%	39.89%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A (Santander Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory)	Other Activities	1,323	-	96.52%	96.52%
Santander Participações	Holding	4,597	-	100.00%	100.00%
Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.) (7) (9)	Other Activities	61,565	-	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap) (13)	Holding	12,728,211	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	174,360,451	-	60.65%	60.65%
Mantiq Investimentos Ltda. (Mantiq)	Other Activities	4,800	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Companhia Securitizadora de Créditos Financeiros (11)	Securitization	-	-	100.00%	100.00%

					03/31/2016
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Aymoré CFI (4)
Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super) (4)	Other Activities	40,000	-	-	100.00%
Banco Bonsucesso Consignado S.A. (Banco Bonsucesso Consignado)	Bank	210,000	-	-	60.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence (3)	Private Pension	12,591,172	-	-	100.00%
Controlled by Santander Serviços
Webcasas S.A.	Other Activities	24,500	-	-	100.00%
Controlled by Webmotors S.A. (2) (6)
Virtual Motors Páginas Eletrônicas Ltda. - ME (Virtual Motors)	Other Activities	1	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (1)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (1)	Other Activities	3,859	2,953	11.11%	11.11%
Campo Grande Empreendimentos	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (2) (6)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	-	-	19.81%
Controlled by Getnet S.A (7) (9)
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	1,276	-	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	6,050	-	-	100.00%
Izettle do Brasil S.A.	Other Activities	5,300	-	-	50.00%
Controlled by TecBan
Tbnet Comércio Locação e Administração Ltda. (Tbnet) (11)	Other Activities	75,504	-	-	100.00%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbfort) (17)	Other Activities	70,820	-	-	100.00%
Controlled by Banco Bonsucesso Consignado
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	-	100.00%
Bonsucesso Tecnologia Ltda. (Current Corporate Name of BSI Informática Ltda.) (12)	Other Activities	450	-	-	100.00%
Affiliate
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted	Net Income (Loss)
	Stockholders'	Adjusted	Investments Value			Equity Accounting Results
	Equity	01/01 to			01/01 to	01/01 to
	03/31/2016	03/31/2016	03/31/2016	12/31/2015	03/31/2016	03/31/2015
Controlled by Banco Santander
Santander Leasing (15)	5,586,706	78,523	4,389,701	4,269,099	61,699	151,412
Santander Brasil Consórcio	111,804	5,988	111,804	169,816	5,988	4,310
Banco Bandepe	2,971,810	49,520	2,971,810	3,195,872	49,520	74,488
Banco RCI Brasil S.A. (Current Corporate Name of RCI Brasil Leasing) (10)(16)	1,312,165	(39,225)	523,435	-	(15,648)	-
Aymoré CFI	1,321,204	(79,943)	1,321,186	1,801,193	(79,960)	147,755
CFI RCI Brasil (16)	-	-	-	539,083	-	23,943
Santander Securities Services Brasil DTVM S.A. (8)	-	-	-	-	-	30,387
Santander CCVM	495,067	9,154	495,067	485,913	9,154	31,265
Santander Microcrédito	18,900	66	18,900	23,834	66	355
Santander Brasil Advisory	14,787	308	14,273	13,976	297	324
Santander Participações	1,383,776	(16,740)	1,383,776	1,398,518	(16,740)	10,610
Getnet S.A. (7) (9)	1,456,683	73,101	1,131,696	1,178,586	25,960	33,045
Sancap (13)	429,340	32,666	296,219	336,013	32,666	7,483
Santander Serviços	661,138	56,013	397,513	363,989	33,524	24,845
Mantiq	7,798	2,467	7,798	7,596	2,467	837
Santander Brasil EFC	3,180,450	11,627	3,180,450	3,308,796	11,627	12,267
Controlled by Aymoré CFI (4)
Super (4)	27,355	(1,972)	-	-	-	-
Banco Bonsucesso Consignado	601,929	(7,558)	-	-	-	-
Controlled by Sancap
Santander Capitalização	68,506	22,234	-	-	-	-
Evidence (3)	256,671	38,197	-	-	-	-
Controlled by Santander Serviços
Webcasas S.A.	22,391	416	-	-	-	-

	Adjusted	Net Income (Loss)
	Stockholders'	Adjusted	Investments Value			Equity Accounting Results
	Equity	01/01 to			01/01 to	01/01 to
	03/31/2016	03/31/2016	03/31/2016	12/31/2015	03/31/2016	03/31/2015
Controlled by Webmotors S.A. (2) (6)
Virtual Motors	476	(223)	-	-	-	-
Jointly Controlled Companies by Banco Santander
Cibrasec (1)	74,091	(765)	10,103	10,325	(104)	13
Norchem Participações	48,308	978	24,154	23,665	489	438
EBP (1)	55,085	(5,186)	6,121	6,697	(576)	(1,644)
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (2) (6)	250,834	7,799	-	-	-	-
TecBan	395,240	20,166	-	-	-	-
Controlled by Getnet S.A. (7) (9)
Auttar HUT	10,989	495	-	-	-	-
Integry Tecnologia	(135)	(37)	-	-	-	-
Toque Fale	1,077	106	-	-	-	-
Izetlle do Brasil S.A.	(6,650)	(1,113)	-	-	-	-
Controlled by TecBan
Tbnet (11)	42,145	(6,777)	-	-	-	-
Controlled by Tebnet
Tbforte (17)	39,511	(6,981)	-	-	-	-
Controlled by Banco Bonsucesso Consignado
BPV Promotora de Vendas e Cobrança Ltda.	8,808	(1,445)	-	-	-	-
Bonsucesso Tecnologia Ltda. (Current Corporate Name of BSI Informática Ltda.) (12)	12,340	2,305	-	-	-	-
Affiliate
Norchem Holdings	91,046	1,376	19,803	19,503	299	308
Others	-	-	289	237	10,975	-
Total Bank			16,304,098	17,152,711	131,703	552,441
Affiliate
Norchem Holdings	91,046	1,376	19,803	19,503	299	308
Others (14)	-	-	128,887	32,244	-	321
Total Consolidated			148,690	51,747	299	629

(1) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(2) Although participation exceeds 50%, in accordance with the shareholders' agreement, the control is shared by Santander Serviços and Carsales.com. Investments PTY LTD (Carsales).

(3) On January, 29th, 2015 was approved by Susep the transfer of Fund Portfolio Guarantee Benefit (FPGB) of Zurich Santander Brasil Seguros e Previdência S.A. to Evidence. On February, 2nd, 2015 the assets and reserves of the said Portfolio were transferred to be managed by Evidence (Note 22). At the Extraordinary Shareholders' Meeting held on December, 23rd, 2015 was approved the increase in share capital by Sancap in the amount of R$65,000 from the current R$185,000 to R$250,000 through the issue of 3,653,145,728 new shares, from 8,938,026,072 stocks to 12,591,171,800 all common shares with no par value.

(4) On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016 (Note 37.b).

(5)The capital of the Company is R$100.00 composed of one hundred (100) common shares with no par value.

(6) The Idea Produções e Design Ltda - ME and KM Locanet Ltda - ME (Compre Auto) merged into Webmotors S.A. on April 30, 2015 (Note 37.d).

(7) Go Pay Comércio e Serviços e Tecnologia da Informação Ltda. merged into Getnet S.A. on April 30, 2015 (Note 37.d).

(8) Investment sold in August, 2015 (Note 37.d).

(9) Because the end of its duration term, Pos Movil was dissolved as published note in the Diário Oficial De La Republica de Chile on August, 21, 2015.

(10) At the ESM held on July, 21st, 2015 was approved the Company's transformation into a Multiple Bank, with investment portfolios, leasing and credit, financing and investment and also the change of company name of Companhia de Arrendamento Mercantil RCI Brasil to Banco RCI Brasil S.A. This process was approved by the Central Bank of Brazil on October, 28th, 2015.

(11) In Partnership Meeting held on October, 5th, 2015 was approved the increase in the share capital in the amount of R$26,231 from the current R$11,156 to R$37,387 through the issue of 26,231 thousand of quotes, in the nominal value of R$1.00 (one Real) each one, whose increase was paid on the same date in currency of the country. In Partnership Meeting held on February, 2016 was approved the increase in the share capital in the amount of R$30,787 from the current R$30,387 to R$68,174 through the issue of 30,787 thousand of quotes, in the nominal value of R$1.00 (one Real) each one, whose increase was paid on the same date in currency of the country.

(12) In Partnership Meeting held on October August, 6th, 2015 was approved the change of company name of BSI Informática Ltda. to Bonsucesso Tecnologia Ltda.

(13) The EGM of December 23, 2015 was approved an increase in capital of R$65,000 and the capital from the current R$135,089 to R$200,089, through the issuance of 1,477,036,526 new common shares, from 11,251,174,951 shares to 12,728,211,477 common shares, the new shares were fully subscribed and paid in local currency by the Banco Santander.

(14) Includes the net value of the goodwill of R$30,425 (12/31/2015 - R$31,988) refered to the conclusion of the Purchase Price Allocation (PPA) on the acquisition of Bonsucesso by Aymoré CFI and R$98,207 refered to the goodwill on the acquisition of the shares representing the remaining 50% of the voting share capital of Super (Note 37.b).

15) The Banco Santander repurchased 1,639 minority shares as the sale agreement of purchase and sale shares on March, 2016.

(16) The EGM of January 29, 2016 approved the merger of RCI Brasil pelo Banco RCI Brasil S.A., under "Private Instrument of Protocol and Justification of Merger of Companhia de Crédito, Financiamento e Investimento RCI Brasil pelo Banco RCI Brasil S.A." celebrated on the same date. The merger resulted in the increase of the capital of Banco RCI Brasil S.A. in the amount of R$537,073 through the issuance of 160 thousand new registered shares (39 thousand common shares and 121 thousand preferred shares), increasing the capital of R$448,152 to R$985,225. The 243 thousand shares of capital stock of the Banco RCI Brasil S.A. held by RCI Brasil and the new shares issued attributed to its current shareholders in proportion to their current share. With this process the interest previously held by RCI Brasil went to Banco Santander.

(17) At a Shareholders Meeting held in January 2016, was approved the capital increase in the amount of R$38,940, from the current R$7,817 to R$46,757, with the issuance of 38,940 thousand new shares with a nominal value of R$1, 00 (one Real) each, whose increase was paid on the same date in the currency of the country. At a Shareholders Meeting in February 2016 approved the capital increase of R$15,963, from the current R$46,757 to R$62,720 through the issuance of 15,963 thousand new shares with a nominal value of R$1.00 (one Real) each, whose increase was paid on the same date in the currency of the country. At a Shareholders meeting in March 2016, it was approved the capital increase of R$8,100, from the current R$62,720 to R$70,820 through the issuance of 8,100 thousand new shares with a nominal value of R$1.00 (one real) each, whose increase was paid on the same date in the currency of the country.

16. Fixed Assets

				Bank
			03/31/2016	12/31/2015
	Cost	Depreciation	Net	Net
Real Estate	2,549,732	(595,578)	1,954,154	1,953,964
Land	663,830	-	663,830	664,289
Buildings	1,885,902	(595,578)	1,290,324	1,289,675
Others Fixed Assets	10,693,001	(6,268,855)	4,424,146	4,512,349
Installations, Furniture and Equipment	2,826,849	(1,387,343)	1,439,506	1,395,153
Data Processing Equipment	3,148,144	(2,264,105)	884,039	912,654
Leasehold Improvements	3,602,217	(1,945,244)	1,656,973	1,723,530
Security and Communication Equipment	706,118	(411,003)	295,115	273,954
Others	409,673	(261,160)	148,513	207,058
Total	13,242,733	(6,864,433)	6,378,300	6,466,313

				Consolidated
			03/31/2016	12/31/2015
	Cost	Depreciation	Net	Net
Real Estate	2,656,861	(605,347)	2,051,514	2,052,547
Land	697,120	-	697,120	697,579
Buildings	1,959,741	(605,347)	1,354,394	1,354,968
Others Fixed Assets	11,911,798	(7,048,527)	4,863,271	4,933,703
Installations, Furniture and Equipment	2,998,776	(1,447,091)	1,551,685	1,505,780
Data Processing Equipment	3,481,385	(2,431,895)	1,049,490	1,053,017
Leasehold Improvements	3,665,519	(1,979,514)	1,686,005	1,753,658
Security and Communication Equipment	1,326,340	(923,413)	402,927	361,247
Others	439,778	(266,614)	173,164	260,001
Total	14,568,659	(7,653,874)	6,914,785	6,986,250

17. Intangibles

				Bank
			03/31/2016	12/31/2015
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,120,037	(23,535,068)	2,584,969	2,990,567
Other Intangible Assets	7,496,880	(4,976,309)	2,520,571	2,402,983
Acquisition and Development of Software	4,988,270	(3,463,762)	1,524,508	1,299,918
Exclusivity Contracts for Provision of Banking Services	2,361,541	(1,438,097)	923,444	966,759
Others	147,069	(74,450)	72,619	136,306
Total	33,616,917	(28,511,377)	5,105,540	5,393,550

				Consolidated
			03/31/2016	12/31/2015
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,490,243	(23,865,607)	3,624,636	4,012,214
Other Intangible Assets	7,960,016	(5,243,466)	2,716,550	2,579,259
Acquisition and Development of Software	5,433,199	(3,720,148)	1,713,051	1,470,427
Exclusivity Contracts for Provision of Banking Services	2,361,541	(1,438,097)	923,444	966,759
Others	165,276	(85,221)	80,055	142,073
Total	35,450,259	(29,109,073)	6,341,186	6,591,473

Goodwill is measured annually, or whenever there is any indication that the asset may be impaired. We record our goodwill according to our operating segments.

Value in use is used as the base to evaluate goodwill with the impairment test. For this purpose, we estimate cash flow for a period of 5 years.We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on assessment valuations prepared by independent research company, annually, which is reviewed and approved by the Executive Board.

Based on the assumptions described above, has not identified any impairment of goodwill.

18. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					03/31/2016	12/31/2015
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,524,141	-	-	-	14,524,141	15,775,566
Savings Deposits	34,963,784	-	-	-	34,963,784	35,984,837
Interbank Deposits	-	19,034,960	44,099,117	2,058,431	65,192,508	61,909,663
Time Deposits	98,494	25,175,701	15,778,136	44,854,866	85,907,197	87,433,187
Total	49,586,419	44,210,661	59,877,253	46,913,297	200,587,630	201,103,253
Current					153,674,333	152,344,715
Long-term					46,913,297	48,758,538

						Consolidated
					03/31/2016	12/31/2015
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,491,110	-	-	-	14,491,110	15,698,171
Savings Deposits	34,963,784	-	-	-	34,963,784	35,984,837
Interbank Deposits	-	165,760	1,955,411	323,326	2,444,497	3,675,272
Time Deposits	98,494	25,175,701	15,610,343	44,163,455	85,047,993	86,527,732
Total	49,553,388	25,341,461	17,565,754	44,486,781	136,947,384	141,886,012
Current					92,460,603	95,684,682
Long-term					44,486,781	46,201,330

b) Money Market Funding

						Bank
					03/31/2016	12/31/2015
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		88,330,334	28,609,425	27,253,238	144,192,997	116,956,293
Government Securities		81,418,860	23,507	-	81,442,367	48,842,324
Others		6,911,474	28,585,918	27,253,238	62,750,630	68,113,969
Third Parties		5,672,371	-	-	5,672,371	10,827,806
Linked to Trading Portfolio Operations		-	5,238,213	16,436,419	21,674,632	19,914,633
Total		94,002,705	33,847,638	43,689,657	171,540,000	147,698,732
Current					127,850,343	99,365,655
Long-term					43,689,657	48,333,077

						Consolidated
					03/31/2016	12/31/2015
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		68,975,368	25,126,845	27,253,238	121,355,451	104,217,992
Government Securities		62,145,888	23,507	-	62,169,395	39,884,611
Debt Securities in Issue		6,732,425	19,652,914	27,122,545	53,507,884	58,978,887
Others		97,055	5,450,424	130,693	5,678,172	5,354,494
Third Parties		5,672,371	-	-	5,672,371	10,827,806
Linked to Trading Portfolio Operations		-	5,238,213	16,436,419	21,674,632	19,914,633
Total		74,647,739	30,365,058	43,689,657	148,702,454	134,960,431
Current					105,012,797	86,627,754
Long-term					43,689,657	48,332,677

c) Funds from Acceptance and Issuance of Securities

						Bank
					03/31/2016	12/31/2015
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		14,296,175	28,025,940	42,748,811	85,070,926	81,168,337
Real Estate Credit Notes - LCI (1)		8,344,116	15,167,802	1,270,884	24,782,802	23,795,322
Agribusiness Credit Notes - LCA (2)		1,003,673	1,489,661	23,496	2,516,830	2,096,616
Treasury Bills (3)		4,948,386	11,368,477	41,454,431	57,771,294	55,276,399
Securities Issued Abroad		1,173,230	5,117,550	152,050	6,442,830	13,472,296
Eurobonds		1,173,230	5,117,550	152,050	6,442,830	13,472,296
Funding by Structured Operations Certificates		246,972	637,809	14,556	899,337	784,952
Total		15,716,377	33,781,299	42,915,417	92,413,093	95,425,585
Current					49,497,676	44,201,390
Long-term					42,915,417	51,224,195

						Consolidated
					03/31/2016	12/31/2015
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Exchange Acceptances		102,820	402,180	462,765	967,765	984,262
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		15,244,980	29,436,199	43,871,725	88,552,904	84,606,604
Real Estate Credit Notes - LCI (1)		8,344,116	15,168,575	1,270,884	24,783,575	23,796,209
Agribusiness Credit Notes - LCA (2)		1,003,673	1,489,661	23,496	2,516,830	2,096,616
Treasury Bills (3)		5,897,191	12,777,963	42,577,345	61,252,499	58,713,779
Securities Issued Abroad		1,173,230	5,117,550	152,050	6,442,830	13,472,296
Eurobonds		1,173,230	5,117,550	152,050	6,442,830	13,472,296
Funding by Structured Operations Certificates		246,972	637,809	14,556	899,337	784,952
Total		16,768,002	35,593,738	44,501,096	96,862,836	99,848,114
Current					52,361,740	46,814,955
Long-term					44,501,096	53,033,159

(1) Real Estate Credit Notes are fixed income securities are by mortgages and mortgage-backed securities or liens on property. On March 31, 2016, has maturities between 2016 to 2020 (12/31/2015 - maturities between 2016 to 2020).

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 90.0% to 98.0% of CDI. On March 31, 2016, has maturities between 2016 to 2018 (12/31/2015 - maturities between 2016 to 2018).

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On March 31, 2016, has maturities between 2016 to 2025 (12/31/2015 - maturities between 2016 to 2025).

						Bank/Consolidated
					03/31/2016	12/31/2015
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	February and September-12	February-17	US$	4.6%	4,538,370	5,025,982
Eurobonds (1)	April-12	April-16	CHF	3.3%	575,447	603,889
Eurobonds (1)	April-12	April-16	CLP	4.6%	128,217	135,388
Eurobonds (1)	September-14	September-16	JPY	1.8%	34,687	35,743
Eurobonds	December-15	July-16	US$	2.7%	178,968	195,254
Eurobonds	December-15	June-16	EUR	1.0%	162,579	170,053
Eurobonds	January and June-11	January-16	US$	4.3%	-	3,268,431
Eurobonds (1)	March and May-13	March-16	R$	8.0%	-	1,255,841
Eurobonds	June-15	January-16	US$	1.1%	-	173,487
Eurobonds	July-15	January-16	US$	1.1%	-	839,956
Eurobonds	August-15	February-16	US$	1.2%	-	510,082
Eurobonds	August-15	February-16	US$	1.1%	-	291,345
Others					824,562	966,845
Total					6,442,830	13,472,296

(1) Includes R$703,664 (12/31/2015 - R$1,995,118) in cash flow hedge operations, being R$575,447 (12/31/2015 - R$603,889) indexed on foreign currency - Swiss Franc, R$128,217 (12/31/2015 - R$135,388) in Chilean Peso and December 31, 2015 amount of R$1,255,841 indexed in Real (Note 6.b.V.b); and R$34,687 (12/31/2015 - R$35,743) for market risk hedge operations indexed to foreing currency - YEN (Note 6.b.V.a).

d) Money Market Funding Expenses

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
		03/31/2016	03/31/2015	03/31/2016	03/31/2015
Time Deposits (1)		1,237,053	4,051,951	1,211,019	4,046,365
Savings Deposits		675,387	645,442	675,387	645,442
Interbank Deposits		1,974,182	588,537	109,117	92,597
Money Market Funding		5,942,354	4,286,673	5,430,285	3,304,548
Upgrade and Provisions Interest and Pension Plans and Capitalization		-	-	31,721	27,904
Others (2)		5,513,827	2,820,227	5,669,280	2,953,216
Total		15,342,803	12,392,830	13,126,809	11,070,072

(1) Bank and Consolidate, includes the record of interest in the amount of R$129,391 (2015 - R$121,975) related to the issuance of the Debt Instrument Eligible Tier II Capital (Note 21).

(2) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

					Bank
				03/31/2016	12/31/2015
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	-	2,096	-	2,096	4,333
Foreign Borrowings	12,349,458	17,780,176	3,384,289	33,513,923	36,683,300
Import and Export Financing Lines	10,640,500	17,780,176	3,384,289	31,804,965	35,792,969
Other Credit Lines	1,708,958	-	-	1,708,958	890,331
Domestic Onlendings	1,769,695	3,419,831	10,892,690	16,082,216	16,262,891
Total	14,119,153	21,202,103	14,276,979	49,598,235	52,950,524
Current				35,321,256	38,515,974
Long-term				14,276,979	14,434,550

					Consolidated
				03/31/2016	12/31/2015
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	-	72,239	-	72,239	78,917
Foreign Borrowings	10,890,054	17,780,378	3,384,289	32,054,721	36,683,512
Import and Export Financing Lines	9,181,096	17,780,378	3,384,289	30,345,763	35,793,181
Other Credit Lines	1,708,958	-	-	1,708,958	890,331
Domestic Onlendings	1,769,695	3,419,831	10,892,690	16,082,216	16,262,891
Total	12,659,749	21,272,448	14,276,979	48,209,176	53,025,320
Current				33,932,197	38,590,770
Long-term				14,276,979	14,434,550

Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2019 (12/31/2015 - through 2019) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.5% p.a. to 22.3% p.a. (12/31/2015 - 0.3% p.a. to 7.4% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

19. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

		Bank		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Provision for Tax Risks and Legal Obligations (Note 23.b)	4,567,655	4,475,644	7,105,999	6,973,763
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 23.i)	708,414	698,622	796,634	785,837
Deferred Tax Liabilities	1,337,061	1,092,959	1,875,534	1,642,819
Provision for Taxes and Contributions on Income	1,004,279	-	1,163,439	104,667
Taxes Payable	660,425	722,182	763,565	1,037,020
Total	8,277,834	6,989,407	11,705,171	10,544,106
Current	2,589,496	2,120,847	3,048,350	2,724,378
Long-term	5,688,338	4,868,560	8,656,821	7,819,728

a) Nature and Origin of Deferred Tax Liabilities

				Bank
	12/31/2015	Recognition	Realization	03/31/2016
Adjustment to Fair Value of Trading Securities and Derivatives (1)	999,137	-	-	999,137
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	61,270	269,018	-	330,288
Excess Depreciation of Leased Assets	7,188	-	(127)	7,061
Others	25,364	-	(24,789)	575
Total	1,092,959	269,018	(24,916)	1,337,061

				Consolidated
	12/31/2015	Recognition	Realization	12/31/2016
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,057,929	1,548	(43,152)	1,016,325
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	65,740	281,079	(10)	346,809
Excess Depreciation of Leased Assets	485,278	-	(14,874)	470,404
Others	33,872	34,744	(26,620)	41,996
Total	1,642,819	317,371	(84,656)	1,875,534

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

				Bank
				03/31/2016
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2016	215,890	171,160	41,707	428,757
2017	287,535	228,099	55,610	571,244
2018	99,629	77,820	18,975	196,424
2019	35,263	20,805	6,764	62,832
2020	34,674	20,805	6,764	62,243
2021 to 2023	8,669	5,201	1,691	15,561
Total	681,660	523,890	131,511	1,337,061

				Consolidated
				03/31/2016
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2016	345,460	183,356	42,359	571,175
2017	377,793	232,099	56,478	666,370
2018	160,793	79,235	19,214	259,242
2019	95,027	21,188	6,792	123,007
2020	94,330	21,146	6,792	122,268
2021 to 2023	126,487	5,287	1,698	133,472
Total	1,199,890	542,311	133,333	1,875,534

20. Subordinated Debts

Consist of securities issued according to Bacen. Rules, which are used as Tier II Regulatory Capital for calculating operating limits, according to the proportion defined by CMN Resolution 4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

						Bank/Consolidated
					03/31/2016	12/31/2015
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$ 1.500	105.0% CDI	4,339,727	4,196,347
Subordinated Deposit Certificates	October-06	September-16	R$ 850	104.5% CDI	2,343,866	2,266,789
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$ 447	104.5% CDI	1,272,345	1,230,505
Subordinated Deposit Certificates	May-08	May-15 to May-18	R$ 283	CDI (2)	88,049	114,467
Subordinated Deposit Certificates	May-08 to June-08	May-15 to June-18	R$ 268	IPCA (3)	334,550	289,196
Total					8,378,537	8,097,304
Current					7,947,343	7,685,328
Long Term					431,194	411,976

(1) Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.

(2) Indexed between 100% and 112% of CDI.

(3) Indexed to the IPCA plus interest of 8.3% p.a. to 8.4% p.a.

21. Debt Instruments Eligible to Compose Capital

Details of the balance of Debt Instruments Eligible to Compose Capital for the issuance of equity instruments to compose the Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan, are as follows:

						Bank/Consolidated
					03/31/2016	12/31/2015
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (3)	Total	Total
Tier I (1)	January - 14	No Maturity (Perpetual)	R$ 3.000	7.375%	4,506,837	4,944,625
Tier II (2)	January - 14	January - 24	R$ 3.000	6.000%	4,494,467	5,017,520
Total					9,001,304	9,962,145
Current					120,336	218,009
Long-term					8,880,968	9,744,136

(1) Interest rate paid quarterly from April 29, 2014.

(2) Interest rate paid semiannually from July 29, 2014.

(3) The effective interest rate, considering the Taxes (IR) made by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

22. Other Payables - Other

				Bank		Consolidated
			03/31/2016	12/31/2015	03/31/2016	12/31/2015
Provision Technical for Pension and Capitalization Operations			-	-	1,637,665	1,606,820
Payables for Credit Cards			19,921,890	21,161,942	19,921,894	21,161,945
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 23.b)			4,432,438	4,261,045	4,692,707	4,514,269
Employee Benefit Plans (Note 35)			2,536,658	2,696,653	2,536,792	2,696,653
Payables for Acquisition of Assets and Rights			21,962	21,521	21,962	21,521
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 23.i)			4,015	4,136	4,015	4,136
Accrued Liabilities
Personnel Expenses			1,063,489	1,545,400	1,170,499	1,676,134
Administrative Expenses			237,663	242,810	267,181	263,383
Others Payments			63,910	62,414	154,623	159,425
Creditors for Unreleased Funds			548,489	573,869	548,489	573,869
Provision of Payment Services			297,512	357,001	297,512	357,001
Suppliers			351,692	318,148	864,449	847,439
Others (2)			3,758,599	3,927,127	6,204,453	6,240,518
Total			33,238,317	35,172,066	38,322,241	40,123,113
Current			27,561,321	29,651,285	31,936,345	33,880,803
Long-term			5,676,996	5,520,781	6,385,896	6,242,310

(1) At the consolidated, includes the obligation concerning the transfer of the FGB's Portfolio from Zurich Santander Brasil Seguros e Previdência S.A. for Evidence, the assets and reserves of that portfolio now being managed by Evidence from February 2, 2015 (Note 15).

23. Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

Bank and Consolidated, on March 31, 2016 and December 31, 2015, no contingent assets were accounted (Note 3.q).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			03/31/2016	12/31/2015	03/31/2016	12/31/2015
Reserve for Tax Contingencies and Legal Obligations (Note 19)			4,567,655	4,475,644	7,105,999	6,973,763
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 22)			4,432,438	4,261,045	4,692,707	4,514,269
Labor			2,413,761	2,422,387	2,502,924	2,505,553
Civil			2,018,677	1,838,658	2,189,783	2,008,716
Total			9,000,093	8,736,689	11,798,706	11,488,032

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			03/31/2016			03/31/2015
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,475,644	2,422,387	1,838,658	11,383,052	1,914,476	1,612,518
Recognition Net of Reversal (1)	(1,833)	168,152	245,980	1,808	223,975	118,036
Inflation Adjustment	114,933	69,439	41,618	249,275	57,121	36,835
Write-offs Due to Payment	(21,089)	(247,709)	(107,579)	(2,283)	(232,321)	(141,867)
Others	-	1,492	-	-	-	-
Balance at End	4,567,655	2,413,761	2,018,677	11,631,852	1,963,251	1,625,522
Escrow Deposits - Other Receivables	1,725,932	317,546	373,673	992,068	362,090	127,676
Escrow Deposits - Securities	26,902	6,149	7,637	26,901	20,705	6,831
Total Escrow Deposits	1,752,834	323,695	381,310	1,018,969	382,795	134,507

						Consolidated
			01/01 to			01/01 to
			03/31/2016			03/31/2015
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,973,763	2,505,553	2,008,716	14,205,897	1,984,590	1,776,857
Recognition Net of Reversal (1)	(1,377)	180,791	269,938	(10,520)	239,267	138,086
Inflation Adjustment	178,702	72,088	46,478	302,864	59,392	41,514
Write-offs Due to Payment	(47,175)	(256,975)	135,348	(1,126)	(238,223)	(173,937)
Others	2,586	1,467	(1)	-	-	-
Balance at End	7,105,999	2,502,924	2,189,783	14,497,115	2,045,026	1,782,520
Escrow Deposits - Other Receivables	3,083,491	323,189	389,660	2,352,529	366,970	132,002
Escrow Deposits - Securities	28,305	6,149	7,658	28,129	20,705	6,831
Total Escrow Deposits	3,111,796	329,338	397,318	2,380,658	387,675	138,833

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded tax expenses, other operating income and other operating expenses IR and CSLL.

d) Provisions for Contingent Civil, Labor, tax and Social Security

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation loss of company stock businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of lawsuits whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Tax and Social Security

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

PIS and Cofins - R$1,564,056 Bank and R$3,093,967 Consolidated (12/31/2015 - R$1,530,261 Bank and R$3,026,674 Consolidated): Banco Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9,718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by "Superior Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods. On April 23, 2015, Supreme Court decision was published admitting the extraordinary resort interposed by the Union related to PIS and denying the proceed for the extraordinary resort interposed by Public Ministry concerning to the Cofins,in this case, been exclusively applicable to Banco Santander suit. On May 28, 2015 in Supreme Court’s plenary session, the inadmissibility of extraordinary resort related to Cofins was confirmed in a unanimous decision, that denied the provision of Special Resort interposed by Public Ministry. With this decision, the Cofins plea is decided, prevailing the Fourth Area Federal Regional Court’s judgment, from August 2007, propitiousness for Banco Santander. On Agust 19, 2015, the declaration of embargoes presented by Public Ministry were rejected unanimously at the plenary session of the Supreme Court. According to the legal advisor’s evaluation, the appreciation of Ban’s Resolution is very far for happen to change the decision’s content, handed down by the Supreme Court’s plenary. There are still pending of final judgment by the Supreme Court the Banco Santander PIS chargeability, as well as the PIS and Cofins chargeability’s from other controlled subsidiaries. In 2015, based on STF's decision, Banco Santander recorded the reversal of provisions made to cover the legal liabilities related to Cofins, amounting R$7,950 million (R$4,770 million, after tax effects).

Increase in CSLL Tax Rate - R$324,588 Bank and R$889,339 Consolidated (12/31/2015 - R$317,963 Bank and R$883,234 Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. Judicial proceedings are pending of judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

CSLL - Equal Tax Treatment - R$0 Bank and R$52,749 Consolidated (12/31/2015 - R$0 Bank and R$52,268 Consolidated): its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Tax on Services for Financial Institutions (ISS) - R$784,482 Bank and R$800,715 Consolidated (12/31/2015 - R$739,004 Bank and R$755,440 Consolidated): the Banco Santander and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

Social Security Contribution (INSS) - R$497,079 Bank and R$516,437 Consolidated (12/31/2015 - R$507,836 Bank and R$527,111 Consolidated): Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$665,590 Bank and Consolidated (12/31/2015 - R$657,750 Bank and Consolidated): in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , BanK and DTVM had obtained a non favorable decision at CARF. On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges on March 31, 2016 amounting R$1,334 million. Based on the evaluation of legal advisors, were consisted provision to the probable loss.

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

The main processes classified as risk of loss likely are described below:

Lawsuits for Indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law, and previous court decisions, according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings account holders disputing the interest credited by the Banco Santander under such plans as the account holders considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law, and previous court decisions, according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The STF decided against the bank’s. The STJ is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. However, the assessment of this question is paralyzed in the Supreme Court for lack of quorum, considering that some of his ministers declared themselves unable to judge the matter, and therefore is likely to judgment remains paralyzed for several years yet. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for.

The shares tax classification with possible loss, totaling R$14,827 million, main processes being:

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services chalenging the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of March 31, 2016 the amount related to this challenge is approximately R$732 million.

INSS on Profits or Results (PLR) - Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of March 31, 2016 the amounts related to these proceedings totaled approximately R$2,776 million.

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related to 2005 tax, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain tax paid was in complaince with the legislation. We had a partial favorable the decision on CARF, that disregard the fine and interest on this fine. Currently awaiting the assessment of a Amendment of Judgment by Zurich and the judgment of the Extraordinary Appeal filed by the Federal Government . The Banco Santander is responsible for any adverse outcome in this process as former controlling of Zurich Santander Brasil Seguros e Previdência S.A. As of March, 31, 2016 the amount related to this proceeding is approximately R$266 million.

Goodwill Amortization of Banco Real - The Brazilian Federal Revenue issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notices was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. On March 31, 2016, the figure was R$1,188 million.

Goodwill Amortization of Banco Sudameris - The Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012. Banco Santander timely presented their appeals, which are pending. On March 31, 2016, the figure was R$528 million.

The labor claims with classification of possible loss totaled R$92 million, excluding the process below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss totaled R$802 million.

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts of R$708,414, R$719 and R$3,296 (12/31/2015 - R$698,622, R$890 and R$3,246) Bank and R$796,634, R$719 and R$3,296 (12/31/2015 - R$785,837, R$890 and R$3,246) Consolidated, respectively, recorded in other liabilities - tax and social security contributions (Note 19) and other liabilities - others (Note 22) the responsibility of the former controlling Banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

24. Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require shareholders` approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

						Shares in Thousands
			03/31/2016			12/31/2015
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	75,685	100,655	176,340	56,305	81,279	137,584
Foreign Residents	3,775,286	3,611,457	7,386,743	3,794,666	3,630,833	7,425,499
Total	3,850,971	3,712,112	7,563,083	3,850,971	3,712,112	7,563,083
(-) Treasury Shares	(21,480)	(21,480)	(42,960)	(20,218)	(20,218)	(40,436)
Total Outstanding	3,829,491	3,690,632	7,520,123	3,830,753	3,691,894	7,522,647

b) Dividends and Interest on Capital

According to the Bank’s bylaws, shareholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Shareholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves shown in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, provided that the total dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

In the first quarter 2016 there were no highlights of dividends and interest on equity.

						12/31/2015
		In Thousands		Brazilian Real per Thousand Shares/Units
		of Brazilian Real		Common	Preferred	Units
Intermediate Dividends (1) (2)			150,000	18.9474	20.8421	39.7895
Total			150,000

(1) Established by the Board of Directors in March 2015.

(2) The amount of the intercalary dividends were fully attributed to mandatory dividends for the year 2015 and were paid from August 28, 2015, without any compensation to the restatement.

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares of our own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury Shares

In the meeting held on November 3, 2015, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2015, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 39,391,314 Units, representing 39,391,314 common shares and 39,391,314 preferred shares, or the ADRs, which, on October 31, 2015, corresponded to approximately 1.04% of the Bank’s share capital. On September 30, 2015, the Bank held 393,913,149 common shares and 421,717,564 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans.

The term of the Buyback Program is 365 days counted from November 4, 2015, and will expire on November 4, 2016.

In 2016, 6,578,600 Units were acquired, 5,316,647 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on March 31, 2016, amounting to 27,218,759 Units (12/31/2015 - 25,956,806 Units) equivalent to R$133,318 (12/31/2015 - R$375,337). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.28 and R$18.51. In 2016, was not acquired ADRs and the balance accumulated of ADRs held in treasury amounting 13,137,665 ADRs, in the current amount of R$289,005 (12/31/2015 - R$317,094). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.37, US$5.52 and US$10.21. The market value of these shares on March 31, 2016 was R$16.95 per Unit and US$4.65 per ADR. In the period ended March 31, 2016, due to the Optimization Plan PR, were registered amount of R$107 (31/12/2015 - R$95). At the ESM held on December, 14th, 2015 was approved the cancellation of 37,757,908 treasury shares in the amount of R$268,573 totaling on March 31, 2016 R$422,430 (12/31/2015 – R$423,953) of treasury shares.

Additionally, in the first quarter of 2016, treasury shares were traded, that resulted in a loss of R$6,298 (2015 - R$4,415) recorded directly in equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is reduced mainly to unrealized results of R$3,141 (12/31/2015 - R$2,216). In the first quarter of 2016, were realized results in the amounting of R$14,982 (2015 - R$4,309), includes values refered to trading with third parties NTN-C and part of NTN-F, related to the sale made by Banco Santander to Santander Leasing (Note 6. a III) recorded previously as unrealized results (2012 - R$514,532).

25. Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As established by CMN Resolution 4,193/2013 requirement for PR is 11% until December 31, 2015, from January 2016 the requirement is to 9.875% plus 0.625% of conservation of capital, totaling 10.5% until December 2016, for the Tier I is 6% and the Main Capital is 4.5%.

As a continuation the adoption of the rules established by CMN Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution 4,280/2013, starting up a new period of comparison.

Index is calculated on a consolidated basis, as shown below:

	03/31/2016 (1)	12/31/2015 (1)
Tier I Regulatory Capital	54,004,747	52,976,575
Principal Capital	49,497,910	48,031,704
Supplementary Capital	4,506,837	4,944,870
Tier II Regulatory Capital	4,666,944	5,182,065
Regulatory Capital (Tier I and II)	58,671,691	58,158,640
Required Regulatory Capital	35,264,815	40,683,466
Portion of Credit Risk (3)	30,566,221	36,508,169
Market Risk Portions (4)	3,041,642	2,300,969
Operational Risk Portion	1,656,952	1,874,328
Basel I Ratio	15.1	14.3
Basel Principal Capital	13.9	13.0
Basel	16.4	15.7

(1) Amounts calculated based on the consolidated information provided by the Consolidated Prudencial.

(2) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,714 of August 20, 2014, which amending Bacen Circular 3,644 of March 4, 2013.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Required Regulatory Capital. A report with further details of the structure and methodology will be disclosed at the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index.

26. Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting held on March 22, 2016 approved, in accordance with the favorable opinion of the Compensation and Appointment Committee, the global compensation proposal for managers (Board of Directors and Executive Officers) for the 2016 financial year, in the overall amount of R$300,000, covering fixed, variable and equity-based compensation and other benefits. The proposal were approved by the Ordinary General Meeting (OGM) held on April 29, 2016.

a.1) Long Term Benefits

The Bank, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs tied to the performance of the market price of its shares, based ond the achievement of certain goals (Note 35.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

					01/01 to	01/01 to
					03/31/2016	03/31/2015
Fixed Compensation					20,558	15,780
Variable Compensation					28,041	32,170
Others					4,844	3,947
Total Short-Term Benefits					53,443	51,897
Shares Based Payments					-	6,707
Total Long-Term Benefits					-	6,707
Total (1)					53,443	58,604

(1) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in the first quarter of 2016, charges collected on management compensation amounted to R$7,294 (2015 - R$8,041).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does give right to any financial compensation.

c) Lending Operations

The current law prevents the Bank to grant loans or advances to:

I - officers, members of the Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities that holds more than 10% of Banco Santander´s share capital;

III - legal entities in which Banco Santander holds more than 10% of its share capital;

IV - legal entities in which any of the officers, members of the Board of Directors and Audit Committee, as well as their spouses or relatives up to the second degree, hold more than 10% of the share capital.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
	03/31/2016
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V.(1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	518,207	13.5%	519,089	14.0%	1,037,296	13.7%
Santander Insurance Holding, S.L. (SIH) (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC (Qatar Holding)	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,570	0.1%	3,588	0.1%	7,158	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	178,888	4.6%	206,675	5.6%	385,563	5.1%
Total Outstanding	3,829,491	99.5%	3,690,632	99.5%	7,520,123	99.5%
Treasury Shares	21,480	0.5%	21,480	0.5%	42,960	0.5%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,083	100.0%
Free Float (2)	390,270	10.1%	418,075	11.3%	808,345	10.7%

						Shares in Thousands
	12/31/2015
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
GES (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	518,207	13.5%	519,089	14.0%	1,037,296	13.7%
SIH (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,066	0.1%	3,088	0.1%	6,154	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	180,654	4.6%	208,437	5.6%	389,091	5.1%
Total Outstanding	3,830,753	99.5%	3,691,894	99.5%	7,522,647	99.5%
Treasury Shares	20,218	0.5%	20,218	0.5%	40,436	0.5%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,083	100.0%
Free Float (2)	391,532	10.2%	419,337	11.3%	810,869	10.7%

(1) Companies of the Santander Spain Group.

(2) Composed of Employees, Qatar Holding and Others.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect in view of the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

The main transactions and balance are as follows:

					Bank
			Assets	Income	Assets	Income
			(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
				01/01 to		01/01 to
			03/31/2016	03/31/2016	12/31/2015	03/31/2015
Cash			231,672	-	245,412	-
Banco Santander Espanha (2)			229,804	-	243,943	-
Banco Santander (México), S.A. (4)			53	-	65	-
Banco Santander Totta, S.A. (4)			1,774	-	1,303	-
Others			41	-	101	-
Interbank Investments			49,176,966	1,008,145	52,550,064	760,809
Aymoré CFI (3)			26,684,349	813,626	26,952,013	705,096
Banco Santander Espanha (1) (2)			16,733,468	10,213	20,699,539	3,048
CFI RCI Brasil (5)			-	-	923,412	41,409
Banco RCI Brasil S.A. (Atual Denominação Social da RCI Brasil Leasing) (5)			956,459	33,047	-	-
Banco Bonsucesso Consignado (1) (3)			4,802,690	151,259	3,975,100	11,256
Securities			81,462,364	2,210,994	66,689,757	1,403,165
Santander Leasing (3)			81,462,364	2,210,994	66,689,757	1,403,165
Derivatives Financial Instruments - Net			(730,417)	(222,062)	(724,100)	(14,637)
Santander Benelux, S.A., N.V. (Santander Benelux) (4)			-	-	-	31,727
Banco Bandepe (3)			-	-	-	63
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana)(4)			(380,428)	(18,406)	(379,239)	(43,043)
Abbey National Treasury Services Plc (Abbey NationalTreasury)(4)			(126,227)	14,927	(156,976)	(66,331)
Banco Santander Espanha (2)			(530,951)	(24,914)	(178,841)	(63,716)
Santander FI Amazonas (3)			93,481	239,730	(44,814)	398
Santander Paraty (3)			159,573	(7,269)	2,804	-
Santander FI Diamantina (3)			54,135	17,994	32,966	126,265

Loan Operations	-	1,216	207	370
Cibrasec (5)	-	1,216	207	370
Dividends and Bonuses Receivables	114,541	7	152,389	270,364
Aymoré CFI (3)	-	-	107,926	50,000
Santander Leasing (3)	-	-	-	200,364
CFI RCI Brasil (5)	-	-	7,480	-
Banco RCI Brasil S.A. (Atual Denominação Social da RCI Brasil Leasing) (5)	14,202	-	-	-
Santander Participações (3)	-	-	795	-
Sancap (3)	100,000	-	35,832	-
Santander CCVM (3)	-	-	-	20,000
Others	339	7	356	-
Trading Account	480,742	487	831,967	116
Abbey National Treasury (4)	127,604	106	135,165	7
Banco Santander Espanha (2)	353,138	381	696,802	109
Foreign Exchange Portfolio - Net	192,236	36,602	142,919	(110,302)
Banco Santander Espanha (2)	192,236	36,602	142,919	(113,161)
Santander Benelux (4)	-	-	-	2,859
Receivables from Affiliates	774,191	617,004	756,216	584,559
Zurich Santander Brasil Seguros e Previdência S.A. (6)	756,415	354,004	738,006	329,327
Zurich Santander Brasil Seguros S.A. (6)	-	63,660	-	78,997
Santander Capitalização S.A. (3)	17,607	53,196	18,024	45,321
Aymoré CFI (3)	-	111,757	-	97,456
Santander CCVM (3)	-	21,462	-	17,778
Santander Leasing (3)	-	1,526	-	4,074
Santander Brasil Asset (6)	-	-	-	1,243
Santander Serviços (3)	-	4,762	-	1,795
Santander Microcrédito (3)	-	1,588	-	1,859
Santander Brasil Consórcio (3)	-	689	-	2,821
Santander Participações (3)	-	1,450	-	839
Others	169	2,910	186	3,049
Non-Operating Result	-	-	-	34,404
Capital Riesgo Global (9)	-	-	-	34,404
Other Receivables - Others	5,614	14,289	13,052	5,618
Banco Santander Espanha (2)	4,592	1,540	12,468	-
Santander Capitalização S.A. (3)	754	1,801	326	921
Santander Paraty (3)	-	-	-	1,853
Banco Santander International (4)	-	8,938	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	-	702
Others	268	2,010	258	2,142

Deposits	(65,554,345)	(1,952,799)	(61,414,166)	(579,694)
Santander Leasing (3)	(59,648,700)	(1,730,749)	(54,773,424)	(456,806)
Banco Santander Espanha (2)	(1,554)	-	(1,360)	-
Aymoré CFI (3)	(2,694,753)	(112,517)	(3,149,573)	(42,303)
Banco Bandepe (3)	(980,000)	(42,777)	(1,320,479)	(30,633)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(88,301)	-	(95,537)	-
Zurich Santander Brasil Seguros S.A. (6)	(21,490)	-	(23,878)	-
Santander Brasil Gestão de Recursos Ltda. (6)	(83,764)	(2,980)	(30,990)	(1,625)
Sancap (3)	(16,255)	(320)	(8,014)	(73)
Santander Brasil Asset (6)	(13,592)	(440)	(12,360)	(488)
Webmotors S.A. (7)	(220,760)	(6,954)	(217,534)	(5,276)
Fundo de Investimento Santillana (4)	(636,484)	(20,093)	(616,399)	(23,358)
Isban Brasil S.A. (4)	(32,953)	(987)	(43,842)	(425)
Produban Serviços de Informática S.A. (4)	(3,646)	(528)	(29,993)	(185)
CFI RCI Brasil (5)	-	-	(31,656)	-
Banco RCI Brasil S.A. (Current Corporate Name of RCI Brasil Leasing) (5)	(67,351)	(3,125)	(6,140)	(32)
Santander Microcrédito (3)	(7,821)	(417)	(10,425)	(206)
Santander Participações (3)	(597,719)	(18,907)	(582,370)	(277)
Santander Securities Services Brasil DTVM S.A. (3) (10)	(106,586)	(4,714)	(147,627)	(13,064)
Santander Brasil Consórcio (3)	(66,594)	(2,206)	(67,831)	(1,097)
Santander Paraty (3)	(70,185)	-	(74,765)	-
Santander Capitalização S.A. (3)	(3,091)	-	(8,024)	-
Santander CCVM (3)	(58,528)	(2,436)	(76,689)	(2,324)
Santander FI SBAC (3)	(16,129)	-	(15,726)	-
Webcasas S.A. (3)	(20,718)	(655)	(20,224)	-
Others	(97,371)	(1,994)	(49,306)	(1,522)
Repurchase Commitments	(23,161,355)	(522,160)	(12,780,319)	(1,010,632)
Fundo de Investimento Santillana (4)	(323,810)	(9,783)	-	-
Getnet S.A. (3)	(89,718)	(3,838)	(104,485)	-
Santander FI Amazonas (3)	(251,838)	(5,465)	(176,971)	(1,552)
Santander FI Financial (3)	(8,914,352)	(281,015)	(8,634,290)	(215,186)
Santander Leasing (3)	(13,459,855)	(216,725)	(3,664,176)	(758,569)
Banco Bandepe (3)	(51,872)	(1,699)	(54,239)	(417)
Santander CCVM (3)	(7,500)	(307)	(9,055)	(628)
Santander FI SBAC (3)	(161)	(944)	(22,858)	(194)
Santander Brasil Gestão de Recursos Ltda. (6)	-	(128)	(41,192)	(1,873)
Santander Securities Services Brasil Participações S.A. (6)	-	-	-	(24,185)
Santander FI Diamantina (3)	(62,249)	(1,922)	(60,300)	(1,209)
Super (3)	-	(255)	(11,928)	-
Others	-	(79)	(825)	(6,819)
Borrowings and Onlendings	(1,626,286)	-	(239,538)	-
Banco Santander Espanha (2)	(148,951)	-	(217,677)	-
Santander Brasil EFC (3)	(1,459,044)	-	-	-
Banco Santander S.A. (Uruguay) (4)	(17,943)	-	(20,533)	-
Santander Trade Services, Ltd. (4)	(348)	-	(1,328)	-
Dividends and Bonuses Payables	-	-	(2,488,913)	-
Banco Santander Espanha (2)	-	-	(385,067)	-
Sterrebeeck B.V. (2)	-	-	(1,313,926)	-
GES (4)	-	-	(788,118)	-
SIH (4)	-	-	(1,398)	-
Banco Madesant - Sociedade Unipessoal, S.A.(Banco Madesant) (4)	-	-	(404)	-
Payables from Affiliates	(36,168)	(94,438)	(8,631)	(91,443)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (4)	(6,981)	-	-	(4,404)
Isban Brasil S.A. (4)	(492)	(26,812)	-	(22,097)
Produban Serviços de Informática S.A. (4)	(15,474)	(45,511)	-	(35,703)
Konecta Brazil Outsourcing Ltda.(4)	-	-	-	(9,035)
Ingenieria de Software Bancário, S.L. (Ingeniería) (4)	(7,412)	(1)	-	(4,948)
Santander Microcrédito (3)	(3,233)	(8,974)	(6,903)	(8,612)
Getnet S.A. (3)	(1,220)	(4,054)	(753)	(1,064)
Santander Securities Services Brasil DTVM S.A. (3) (10)	(1,179)	(8,149)	(899)	-
Others	(177)	(937)	(76)	(5,580)

Debt Instruments Eligible to Compose Capital	(8,516,040)	(107,966)	(9,435,823)	(104,166)
Banco Santander Espanha (2) (8)	(8,516,040)	(107,966)	(9,435,823)	(104,166)
Donations	-	(3,100)	-	(7,170)
Fundação Sudameris	-	(3,100)	-	(6,000)
Fundação Santander	-	-	-	(1,170)
Other Payables - Others	(60,339)	(335,962)	(68,944)	(276,333)
Banco Santander Espanha (2)	-	(976)	-	(10,576)
Isban Brasil S.A. (4)	-	(76,884)	-	(69,520)
TecBan (7)	-	(51,072)	-	(40,497)
Ingeniería (4)	-	(16,992)	-	(9,022)
Produban Serviços de Informática S.A. (4)	-	(14,629)	-	(13,970)
Produban Servicios (4)	-	(7,375)	-	(332)
Aquanima Brasil Ltda. (4)	-	(6,019)	-	(5,644)
Getnet S.A. (3)	(57,561)	(160,716)	(66,367)	(126,371)
Santander Securities Services Brasil DTVM S.A. (3) (10)	(2,778)	(280)	(2,577)	-
Others	-	(1,019)	-	(401)

			Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2016	03/31/2016	12/31/2015	03/31/2015
Cash	395,698	-	1,868,163	-
Banco Santander Espanha (2)	393,830	-	1,866,694	-
Banco Santander (México), S.A. (4)	53	-	65	-
Banco Santander Totta, S.A. (4)	1,774	-	1,303	-
Others	41	-	101	-
Interbank Investments	16,733,468	10,213	20,699,539	3,048
Banco Santander Espanha (1) (2)	16,733,468	10,213	20,699,539	3,048
Derivatives Financial Instruments - Net	(1,200,650)	(92.742)	(944,627)	(175,203)
Santander Benelux (4)	-	-	-	31,727
Fundo de Investimento Santillana (4)	(380,428)	(18,406)	(379,239)	(43,043)
Abbey National Treasury (4)	(126,227)	14,927	(156,976)	(66,331)
Banco Santander Espanha (2)	(693,995)	(89,263)	(408,412)	(97,556)
Trading Account	480,742	116,795	831,967	(86,717)
Banco Santander Espanha (2)	353,138	116,689	696,802	(86,724)
Abbey National Treasury (4)	127,604	106	135,165	7
Foreign Exchange Portfolio - Net	192,236	36,602	142,919	(110,302)
Banco Santander Espanha (2)	192,236	36,602	142,919	(113,161)
Santander Benelux (4)	-	-	-	2,859
Receivables from Affiliates	769,824	464,499	753,767	457,058
Zurich Santander Brasil Seguros e Previdência S.A. (6)	769,655	386,725	753,581	365,299
Zurich Santander Brasil Seguros S.A. (6)	-	76,957	-	89,708
Santander Brasil Asset (6)	-	-	-	1,243
Others	169	817	186	808
Non-Operating Result	-	-	-	34,404
Capital Riesgo Global (9)	-	-	-	34,404
Other Receivables - Others	194,450	12,187	247,744	1,303
Banco Santander Espanha (2)	194,450	1,540	247,744	-
Banco Santander International (4)	-	8,938	-	-
Others	-	1,709	-	1,303
Non - Current Assets Held for Sale (Note 13)	487,386	-	487,386	-
BW Guirapá I S.A.	487,386	-	487,386	-

Deposits	(1,017,086)	(30,454)	(857,383)	(27,362)
Banco Santander Espanha (2)	(1,554)	-	(1,360)	-
Zurich Santander Brasil Seguros S.A. (6)	(21,490)	-	(23,878)	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(88,301)	-	(95,537)	-
Isban Brasil S.A. (4)	(32,953)	(987)	(43,842)	(425)
Produban Serviços de Informática S.A. (4)	(3,646)	(528)	(29,993)	(185)
Santander Brasil Gestão de Recursos Ltda. (6)	(83,764)	(2,980)	(30,990)	(1,625)
Fundo de Investimento Santillana (4)	(636,484)	(20,093)	(616,399)	(23,358)
Santander Brasil Asset (6)	(13,592)	(440)	(12,360)	(488)
Santander Securities Services Brasil DTVM S.A. (3) (10)	(106,586)	(4,714)	-	-
Santander Securities Services Brasil Participações S.A. (6)	(26,071)	(628)	-	-
Others	(2,645)	(84)	(3,024)	(1,281)
Repurchase Commitments	(323,810)	(9,914)	(42,017)	(28,003)
Produban Serviços de Informática S.A. (4)	-	-	-	(678)
Isban Brasil S.A. (4)	-	-	-	(1,165)
Santander Brasil Gestão de Recursos Ltda. (6)	-	(128)	(41,192)	(1,873)
SAM Brasil Participações S.A. (6)	-	(3)	(825)	(59)
Santander Securities Services Brasil Participações S.A. (6)	-	-	-	(24,185)
Fundo de Investimento Santillana (4)	(323,810)	(9,783)	-	-
Universia Brasil, S.A. (4)	-	-	-	(43)
Borrowings and Onlendings	(167,242)	-	(239,538)	-
Banco Santander Espanha (2)	(148,951)	-	(217,677)	-
Santander Trade Services, Ltd. (4)	(348)	-	(1,328)	-
Banco Santander S.A. (Uruguay) (4)	(17,943)	-	(20,533)	-
Dividends and Bonuses Payables	-	-	(2,488,509)	-
Sterrebeeck B.V. (2)	-	-	(1,313,926)	-
GES (4)	-	-	(788,118)	-
SIH (4)	-	-	(1,398)	-
Banco Santander Espanha (2)	-	-	(385,067)	-
Payables from Affiliates	(31,755)	(83,307)	(443)	(83,204)
Produban Servicios (4)	(6,981)	(575)	-	(4,528)
Isban Brasil S.A. (4)	(539)	(27,713)	(375)	(24,598)
Produban Serviços de Informática S.A. (4)	(15,474)	(45,514)	-	(37,395)
Ingeniería (4)	(7,412)	(1)	-	(6,083)
Konecta Brazil Outsourcing Ltda. (4)	-	-	-	(9,035)
Santander Securities Services Brasil DTVM S.A. (3) (10)	(1,179)	(8,149)	-	-
Others	(170)	(1,355)	(68)	(1,565)
Debt Instruments Eligible to Compose Capital	(8,516,040)	(107,966)	(9,435,823)	(104,166)
Banco Santander Espanha (2) (8)	(8,516,040)	(107,966)	(9,435,823)	(104,166)
Donations	-	(4,770)	-	(9,930)
Santander Cultural	-	(670)	-	(2,760)
Fundação Sudameris	-	(3,100)	-	(6,000)
Fundação Santander	-	(1,000)	-	(1,170)
Other Payables - Other	(15,784)	(127,341)	(16,589)	(116,367)
Banco Santander Espanha (2)	-	(979)	-	(10,576)
Isban Brasil S.A. (4)	-	(80,308)	-	(73,072)
Produban Serviços de Informática S.A. (4)	-	(14,960)	-	(14,281)
Ingeniería (4)	-	(17,080)	-	(8,216)
Produban Servicios (4)	-	(7,375)	-	(332)
Aquanima Brasil Ltda. (4)	-	(6,019)	-	(5,644)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(13,006)	-	(13,969)	(3,845)
Others	(2,778)	(620)	(2,620)	(401)

(1) On March 31, 2016, refers to investments in foreign currency (overnight) with maturity on April 1, 2016 and interest rates of 0.17% p.a. (12/31/2015 - with maturity on January 4, 2016 and interest rates of 0.17% p.a.) maintained by the Bank's Santander Brasil and its Grand Cayman Branch.

(2) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.

(3) Controlled - Banco Santander.

(4) Controlled - Banco Santander Spain.

(5) Jointly Controlled - Banco Santander.

(6) Associated Company - Banco Santander Spain.

(7) Jointly Controlled - Santander Serviços.

(8) Refers to the portion acquired by the Parent Due to Regulatory Capital Otimization Planheld in the first half of 2014.

(9) Indirectly Controlled - Banco Santander Spain.

(10) On August 31, 2015 it was sold all shares of Santander Securities Services Brasil DTVM S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A. (Note 15 and 37.c).

27. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Asset Management	241,430	221,772	248,244	259,904
Checking Account Services	494,485	396,804	578,803	465,741
Lending Operations and Income from Guarantees Provided	266,994	241,751	337,867	327,744
Lending Operations	131,696	121,816	202,569	207,809
Income Garantees Provided	135,298	119,935	135,298	119,935
Insurance Fees	471,526	449,492	484,965	471,551
Cards (Debit and Credit) and Acquiring Services	776,242	695,780	891,129	803,224
Collection	279,136	233,188	279,136	233,188
Brokerage, Custody and Placement of Securities	110,742	98,380	143,278	139,627
Others	42,120	27,373	127,052	126,809
Total	2,682,675	2,364,540	3,090,474	2,827,788

28. Personnel Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Compensation	935,344	808,603	1,039,656	903,001
Charges	343,440	323,809	379,627	354,207
Benefits	339,567	288,989	368,055	313,160
Training	13,262	15,842	15,302	17,836
Others	10,708	9,018	10,822	9,145
Total	1,642,321	1,446,261	1,813,462	1,597,349

29. Other Administrative Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Depreciation and Amortization (1)	773,268	1,397,619	868,411	1,481,764
Outsourced and Specialized Services	443,187	465,660	542,737	533,542
Communications	107,763	110,081	122,413	119,320
Data Processing	356,934	317,100	384,631	331,826
Advertising, Promotions and Publicity	49,289	42,615	62,402	55,879
Rentals	165,903	171,362	178,927	182,560
Transportation and Travel	47,234	35,340	59,337	45,156
Financial System Services	45,560	38,277	60,524	52,607
Security and Money Transport	162,236	150,825	177,011	161,772
Asset Maintenance and Upkeep	54,663	50,276	62,691	57,958
Water, Electricity and Gas	60,938	48,992	62,651	49,994
Materials	16,604	16,897	17,642	17,929
Others	85,451	56,829	126,480	100,871
Total	2,369,030	2,901,873	2,725,857	3,191,178

(1) Includes goodwill amortization of R$444,391 (2015 - R$947,990) Bank and R$447,415 (2015 - R$949,150) Consolidated, held on time, length and proportion of the projected results which are subject to annual verification (Note 17).

30. Tax Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Cofins (Contribution for Social Security Financing) (1)	672,039	(64,952)	756,381	5,178
ISS (Tax on Services)	99,902	84,271	118,103	101,912
PIS/Pasep (Tax on Revenue) (1)	109,206	(10,555)	129,759	8,539
Others (2)	109,351	267,391	148,387	300,421
Total	990,498	276,155	1,152,630	416,050

(1) Includes the constitution of deferred taxes assets PIS and Cofins on adjustment to market value of securities and derivative financial instruments.

(2) Includes provisions updates for PIS and Cofins of Law 9,718/1998.

31. Other Operating Income

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Net Income Insurance and Pension and Capitalization	-	-	70,397	59,904
Tax (Note 23.c)	-	-	-	41,315
Monetary Adjustment of Escrow Deposits	134,361	79,618	192,166	120,729
Recoverable Taxes (2)	53,041	59,844	70,761	89,786
Recovery of Charges and Expenses	348,687	249,604	276,054	177,188
Monetary Variation	246,810	205,617	246,864	205,707
Others	82,469	544,198	257,787	314,271
Total	865,368	1,138,881	1,114,029	1,008,900

32. Other Operating Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Operating Provisions
Tax (Note 23.c)	6,310	9,851	9,425	-
Labor (Note 23.c)	168,152	223,975	180,791	239,267
Civil (Note 23.c)	245,980	118,036	269,938	138,086
Credit Cards	487,616	460,906	334,859	339,296
Actuarial Losses - Pension Plan (Note 35.a)	67,890	75,062	67,900	75,070
Monetary Losses	1,426	13,467	1,580	13,752
Legal Fees and Costs	22,357	23,692	26,410	28,847
Serasa and SPC (Credit Reporting Agency)	26,665	22,661	28,816	25,216
Brokerage Fees	18,647	21,128	18,803	21,235
Commissions	11,976	26,214	107,841	79,800
Impairment	-	-	-	1,475
Others (1)	854,002	1,273,527	1,175,118	1,171,650
Total	1,911,021	2,268,519	2,221,481	2,133,694

(1) Includes, mainly, inflation adjustment of provisions for legal and administrative proceedings and legal obligations, provisions for the guarantee fund benefits and other provisions.

33. Non-Operating Result

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Result of Investments (1)	-	34,404	(778)	60,057
Result on Sale of Other Assets	9,850	3,666	9,954	3,832
Reversal (Recognition) of Allowance for Losses on Other Assets	(984)	198	(1,011)	326
Expense on Assets Not in Use	(3,606)	(1,370)	(4,755)	(2,216)
Gains (Losses) of Capital	(336)	1,559	396	1,306
Other Income (Expenses) (2)	20,947	13,623	21,586	14,963
Total	25,871	52,080	25,392	78,268

(1) In 2015, include the amount of R$34,503 Bank and R$60,203 Consolidated, includes profit on disposal of assets Non-Current Held for Sale (Note 13).

34. Income Tax and Social Contribution

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Income Before Taxes on Income and Profit Sharing	4,497,202	(3,049,331)	4,835,241	(2,792,812)
Profit Sharing (1)	(298,329)	(242,909)	(318,360)	(263,738)
Interest on Capital	-	-	-	(20)
Unrealized Results	-	-	19,836	(35)
Income Before Taxes	4,198,873	(3,292,240)	4,536,717	(3,056,605)
Total Income and Social Contribution Tax at the Rates of 25% and 20%, (2014 - 25% and 15%) Respectively (4)	(1,889,493)	1,316,896	(2,041,523)	1,222,642
Equity in Subsidiaries (2)	59,214	112,762	135	251
Nondeductible Expenses, Net of Non-Taxable Income	46,622	16,269	69,745	44,009
Exchange Variation - Foreign Branches	(1,740,862)	2,539,684	(1,740,862)	2,539,684
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	405,552	(1,885)	261,554	2,194
Effects of Change in Rate of CSLL (3)	-	-	22,836	8,217
Other Adjustments Social Contribution Taxes 5% (4)	(34,069)	-	(47,337)	-
Other Adjustments, Including Profits Provided Abroad	181,885	(12,035)	173,385	(17,173)
Income and Social Contribution Taxes	(2,971,151)	3,971,691	(3,302,067)	3,799,824

(1) The basis of calculation is the net income, after IR and CSLL.

(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.

(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

(4) Temporary rate increase of CSLL from September 2015 to December 2018 (Note 3.s).

Fiscal Hedge Grand Cayman Branch and the Subsidiary Santander Brasil EFC

Banco Santander operate a branch in the Cayman Islands and a subsidiary called Santander Brazil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital (Note 14).

To protect the exposures to forein exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the local currency (real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax results.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense (PIS/Cofins) and income taxes (IR/CSLL). Exchange rate variations arising from foreign investments recorded for the acumulated of period ended on March 31, 2016 an accumulated loss of R$3,786 million. On the other hand, the derivatives contracted to cover these positions generated a gain in "Derivatives Transaction" of R$7,220 million. The tax effect of these derivatives impacted the Tax Expenses line generating a tax loss of R$3,434 million represented by R$336 million of PIS/Cofins and R$3,098 million IR/CSLL.

35. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until May 22, 1975, closed and paid off.

Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

Three plans (DCA, DAB and CACIBAN) of additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans are closed to new participants.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): It´s a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants and It has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC, were implemented in July 2009. On June 8, 2015, through Official Letter 1504/CGTR/DITEC/PREVIC, it was approved the closure of Benefits Plans I, II and III, and the closure of the authorization for the Fasass's operation, as closed pension fund. On November, 10th, 2015 this entity was extinct, with the low of their national registry of legal entities.

Determination of Liabilities (Assets) Net Actuarial

				Bank
				03/31/2016
			Santander-
	Banesprev (1)	Sanprev	previ (1)	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(15,853,880)	(371,542)	(3,377)	(1,097,263)
Fair Value of Plan Assets	13,776,984	695,021	3,938	1,416,380
	(2,076,896)	323,479	561	319,117
Being:
Superavit	136,666	323,479	561	319,117
Deficit	(2,213,561)	-	-	-
Amount not Recognized as Assets	136,666	323,479	561	319,117
Net Actuarial Asset on December 31, 2015	-	-	-	-
Net Actuarial Liability on December 31, 2015 (Note 22)	(2,213,561)	-	-	-
Payments Made (1)	236,632	-	-	118
Revenues (Expenses) Recorded (Note 32)	(67,255)	(517)	-	(118)
Net Actuarial Asset on March 31, 2016	-	-	-	-
Net Actuarial Liability on March 31, 2016 (Note 22)	(2,044,184)	(517)	-	-
Other Equity Valuation Adjustments	(1,903,040)	(10,989)	487	(672)
Actual Return on Plan Assets	1,150,251	118,029	490	104,068

				Bank
				03/31/2015
			Other
	Banesprev (1)	Sanprev	Plans (1)	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(15,852,069)	(357,428)	(351,785)	(1,125,036)
Fair Value of Plan Assets	13,652,363	615,896	3,885	1,415,776
	(2,199,706)	258,468	(347,900)	290,740
Being:
Superavit	151,075	258,468	504	290,740
Deficit	(2,350,781)	-	(348,404)	-
Amount not Recognized as Assets	151,075	258,468	504	290,182
Net Actuarial Asset on December 31, 2014	-	-	-	557
Net Actuarial Liability on December 31, 2014 (Note 22)	(2,350,781)	-	(348,404)	-
Payments Made	52,583	-	11,333	124
Revenues (Expenses) Recorded (Note 32)	(65,377)	(640)	(8,929)	(116)
Net Actuarial Asset on March 31, 2015	-	-	-	565
Net Actuarial Liability on March 31, 2015 (Note 22)	(2,363,575)	(640)	(346,000)	-
Other Equity Valuation Adjustments	(2,087,293)	(10,989)	(271,516)	(678)
Actual Return on Plan Assets	1,504,221	125,441	1,145	219,171

				Consolidated
				03/31/2016
			Santander-
	Banesprev (1)	Sanprev	previ (1)	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(16,053,213)	(371,885)	(3,377)	(1,097,263)
Fair Value of Plan Assets	14,159,443	695,523	3,938	1,416,380
	(1,893,770)	323,638	561	319,117
Being:
Superavit	319,791	323,638	561	319,117
Deficit	(2,213,561)	-	-	-
Value Unrecognized as Asset	319,791	323,638	561	319,117
Net Actuarial Asset on December 31, 2015	-	-	-	-
Net Actuarial Liability on December 31, 2015 (Note 22)	(2,213,561)	-	-	-
Payments Made (1)	236,638	-	-	118
Revenues (Expenses) Recorded (Note 32)	(67,260)	(522)	-	(118)
Net Actuarial Asset on March 31, 2016	-	-	-	-
Net Actuarial Liability on March 31, 2016 (Note 22)	(2,044,183)	(522)	-	-
Other Equity Valuation Adjustments	(1,903,040)	(10,989)	487	(672)
Actual Return on Plan Assets	1,170,637	117,923	490	104,068

				Consolidated
				03/31/2015
			Other
	Banesprev (1)	Sanprev	Plans (1)	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(16,056,522)	(358,008)	(351,785)	(1,125,036)
Fair Value of Plan Assets	14,030,718	616,651	3,885	1,415,776
	(2,025,804)	258,643	(347,900)	290,740
Being:
Superavit	324,976	258,643	504	290,740
Deficit	(2,350,781)	-	(348,404)	-
Value Unrecognized as Asset	324,976	258,643	504	290,182
Net Actuarial Asset on December 31, 2014	-	-	-	557
Net Actuarial Liability on December 31, 2014 (Note 22)	(2,350,781)	-	(348,404)	-
Payments Made	52,584	-	11,333	124
Revenues (Expenses) Recorded (Note 32)	(65,379)	(646)	(8,929)	(116)
Net Actuarial Asset on March 31, 2015	-	-	-	565
Net Actuarial Liability on March 31, 2015 (Note 22)	(2,363,576)	(646)	(346,000)	-
Other Equity Valuation Adjustments	(2,087,293)	(10,989)	(271,516)	(678)
Actual Return on Plan Assets	1,548,667	125,455	1,145	219,171

(1) In the first quarter of 2016, as expected, has been concluded the transfer process to Banesprev, of care boxes, supplementary retirement and pension plan of former staff members arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. In the contributions made line the increasing the amount of contribution/payments had the extraordinary event the contribution of R$171.6 million.

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses in December 31, 2015 and 2014, valid to March 31, 2016 and 2015:

				Bank
				12/31/2015
			Santander-
	Banesprev (1)	Sanprev	previ (1)	Bandeprev
Experience Plan	(1,157,703)	(53,232)	(357)	(75,419)
Changes in Financial Assumptions	1,868,488	40,029	271	117,864
Gain (Loss) Actuarial - Obligation	710,785	(13,203)	(86)	42,445
Return on Investment, Return Unlike Implied Discount Rate	(284,131)	52,458	89	(45,454)
Chance in Irrecoverble Surplus	30,937	(36,737)	(2)	2,931

				Bank
				12/31/2014
			Other
	Banesprev (1)	Sanprev	Plans (1)	Bandeprev
Experience Plan	(479,188)	(29,737)	(22,326)	(44,825)
Changes in Financial Assumptions	(427,500)	(8,656)	(6,151)	(27,606)
Gain (Loss) Actuarial - Obligation	(906,688)	(38,393)	(28,477)	(72,431)
Return on Investment, Return Unlike Implied Discount Rate	88,630	67,506	822	78,755

				Consolidated
				12/31/2015
			Santander-
	Banesprev (1)	Sanprev	previ (1)	Bandeprev
Experience Plan	(1,170,825)	(53,078)	(357)	(75,419)
Changes in Financial Assumptions	1,890,846	40,064	271	117,864
Gain (Loss) Actuarial - Obligation	720,021	(13,014)	(86)	42,445
Return on Investment, Return Unlike Implied Discount Rate	(304,174)	52,286	89	(45,454)
Chance in Irrecoverble Surplus	40,737	(36,737)	(2)	2,931

				Consolidated
				12/31/2014
			Other
	Banesprev (1)	Sanprev	Plans (1)	Bandeprev
Experience Plan	(483,869)	(29,596)	(22,326)	(44,825)
Changes in Financial Assumptions	(432,968)	(8,677)	(6,151)	(27,606)
Gain (Loss) Actuarial - Obligation	(916,837)	(38,273)	(28,477)	(72,431)
Return on Investment, Return Unlike Implied Discount Rate	94,649	67,438	822	78,755

(1) In the first quarter of 2016, as expected, has been concluded the transfer process to Banesprev, of care boxes, supplementary retirement and pension plan of former staff members arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan.

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander in December 31, 2015 and 2014, valid to March 31, 2016 and 2015:

		Duration (in Years)
	12/31/2015	12/31/2014
Banesprev
Plan I	11.44	11.45
Plan II	10.71	11.27
Plan III	8.33	8.60
Plan IV	16.38	17.34
Plan V	8.66	8.92
Pré-75	9.27	9.64
Meridional	6.62	6.65
Sanprev
Plan I	6.62	6.68
Plan II	15.85	16.75
Plan III	9.03	9.30
Sanprev
Plan Básico	9.03	9.48
Plan Especial I	6.86	6.94
Plan Especial II	6.75	6.80
SantanderPrevi
SantanderPrevi	6.95	7.15

a.1) Defined Contribution Plan

Among the plans administered by the Closed Pension Fund Entities linked to Santander, the Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsorss in the first quarter of 2016 was R$20,722 (2015 - R$17,189) Bank and R$21,648 (2015 - R$17,717) Consolidated.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

HolandaPrevi’s Retirees (current corporate name of Santanderprevi): for the health care plan Retirement has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until December, 2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

Former Employees of Banco Real (Retiree by Circulares): it granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.

Eligible only to plans basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

Bandeprev’s Retirees: health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired until November 27, 1998. For who retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to only a small closed group of former directors coming from the Banco Sudameris Brasil S.A., being 100% funded by the Bank.

Life Insurance for Banco Real Retirees (Life Insurance): granted for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Foundation Sudameris where cost is 100% of the retired. It closed group.

Free Clinic: health care plan (free clinic) is offered for life to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard ward where the cost is 100% of the Foundation Sudameris.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

				Bank
		03/31/2016		03/31/2015
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(5,347,007)	(483,092)	(5,339,422)	(530,146)
Fair Value of Plan Assets	5,463,960	-	4,723,031	-
	116,953	(483,092)	(616,391)	(530,146)
Being:
Superavit	116,953	-	-	-
Deficit	-	(483,092)	(616,391)	(530,146)
Value Unrecognized as Asset	116,953	-	-	-
Net Actuarial Asset on December 31, 2015 and 2014	-	-	-	-
Net Actuarial Liability on December 31, 2015 and 2014 (Note 22)	-	(483,092)	(616,391)	(530,146)
Payments Made	11,879	7,275	11,679	8,745
Revenues (Expenses) Recorded	(13,936)	(14,083)	(18,717)	(14,298)
Net Actuarial Asset on March 31, 2016 and 2015	-	-	-	-
Net Actuarial Liability on March 31, 2016 and 2015 (Note 22)	(2,057)	(489,900)	(623,429)	(535,699)
Other Equity Valuation Adjustments	21,658	(44,588)	(617,685)	(124,699)
Actual Return on Plan Assets	1,071,664	-	661,871	-

				Consolidated
		03/31/2016		03/31/2015
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(5,551,642)	(483,092)	(5,547,375)	(530,146)
Fair Value of Plan Assets	5,673,071	-	4,906,978	-
	121,429	(483,092)	(640,397)	(530,146)
Being:
Superavit	121,429	-	-	-
Deficit	-	(483,092)	(640,397)	(530,146)
Value Unrecognized as Asset	121,429	-	-	-
Net Actuarial Asset on December 31, 2015 and 2014	-	-	-	-
Net Actuarial Liability on December 31, 2015 and 2014 (Note 22)	-	(483,092)	(640,397)	(530,146)
Payments Made	12,127	7,275	11,949	8,745
Revenues (Expenses) Recorded	(14,314)	(14,083)	(19,504)	(14,298)
Net Actuarial Asset on March 31, 2016 and 2015	-	-	-	-
Net Actuarial Liability on March 31, 2016 and 2015 (Note 22)	(2,187)	(489,900)	(647,952)	(535,699)
Other Equity Valuation Adjustments	27,008	(44,588)	(638,511)	(124,699)
Actual Return on Plan Assets	1,110,492	-	684,214	-

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses in December 31, 2015 and 2014, valid to March 31, 2016 and 2015:

				Bank
		12/31/2015		12/31/2014
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(439,599)	18,461	(86,284)	3,644
Changes in Financial Assumptions	633,225	61,650	(174,696)	(17,990)
Gain (Loss) Actuarial - Obligation	193,626	80,111	(260,980)	(14,346)
Return on Investment, Return Unlike Implied Discount Rate	562,670	-	184,478	-
Chance in Irrecoverble Surplus	(116,953)	-	-	-

				Consolidated
		12/31/2015		12/31/2014
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(452,011)	18,461	(84,112)	3,644
Changes in Financial Assumptions	657,204	61,650	(181,397)	(17,990)
Gain (Loss) Actuarial - Obligation	205,193	80,111	(265,509)	(14,346)
Return on Investment, Return Unlike Implied Discount Rate	581,755	-	187,841	-
Chance in Irrecoverble Surplus	(121,429)	-	-	-

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander in December 31, 2015 and 2014, valid to March 31, 2016 and 2015:

				Duration (in Years)
Plans			12/31/2015	12/31/2014
Cabesp			12.84	13.97
Law 9,656 /1998			27.69	28.69
Bandepe			12.68	14.51
Free Clinic			10.90	11.72
Lifelong Directors			8.90	9.81
Circular (1)			13.16 and 9.94	13.66 and 10.88
Life Insurance			8.14	8.78

(1) The duration 13.16 (12/31/2014 - 13.66) refers to the plan of Former Employees of Banco ABN Amro and 9.94 (12/31/2014 - 10.88) to the plane of Former Employees of Banco Real.

c) Management of Plan Assets

The main categories of assets as a percentage of total assets of the plan are as follows in December 31, 2015 and 2014, valid to March 31, 2016 and 2015:

				Bank/ Consolidated
			12/31/2015	12/31/2014
Equity Instruments			0.5%	3.0%
Debt Instruments			98.5%	93.9%
Real Estate			0.3%	0.3%
Others			0.7%	2.7%

d) Actuarial Assumptions Adopted in Calculations

				Bank/ Consolidated
		12/31/2015		12/31/2014
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	12.3%	12.0%	10.9%	11.0%
Rate Calculation of Interest Under Assets to the Next Year	12.3%	12.0%	10.9%	11.0%
Estimated Long-term Inflation Rate	4.5%	4.5%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

e) Sensitivity Analysis

The assumptions about the rates related to the cost of medical care have a significant effect on the amounts recognized in income. The change of one percentage point in the rate of health care cost would have the following effects in December 31, 2015 and 2014, valid to March 31, 2016 and 2015:

				Sensibility
		12/31/2015		12/31/2014
	(+) 1.0%	(-) 1.0%	(+) 1.0%	(-) 1.0%
Effect on Current Service Cost and Interest on the Actuarial Liabilities	88,469	(150,372)	90,431	(31,406)
Effect on the Present Value of Obligations	719,789	(615,320)	797,418	(673,468)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

The Local Program Banco Santander is divided into two types of independent plans: (i) share purchase plans and (ii) Delivery Plans actions.

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On October 25, 2011, Banco Santander held the Extraordinary Shareholders’ Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares (Units) to certain directors and Management-level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates - Units (SOP 2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

(i) Share Purchase Plans

The purchasing action plans consist of the Option Plans of Purchase Share Deposit Certificates - Units (SOP).

The characteristic of each plan are:

SOP Plan: it is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date each Unit.

Long-Term Incentive Plan - SOP 2014: it is a 3 year Stock Option Plan. The period for exercising comprises from June 30, 2014 until June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: Total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Plan Long Term Incentive - SOP 2013: it is a stock option plan with 3 years of duration. The period for exercising comprises from June 30, 2016 until June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

(ii) Stock Delivery Plans

The stock delivery plans consist of the Long Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

PSP Plan: Compensation Plan based on shares, with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 1 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants (Variable Compensation), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan - PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery "Units".

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

	PSP 2013 SOP 2013	Plano SOP, PI12 - PSP, PI13 - PSP, PI14 - PSP(1)	SOP 2014 (2)
TSR Position		% of Shares Exercisable
1°	100%	50%	100%
2°	75%	35%	75%
3°	50%	25%	50%
4°	0%	0%	25%

(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of Net Income vs. Budgeted Profit.

(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises:

			PSP - 2013	Pl14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment			Binomial	Binomial	Binomial	Binomial
Volatility			40.00%	57.37%	57.37%	57.37%
Probability of Occurrence			60.27%	37.59%	26.97%	43.11%
Risk-Free Rate			11.80%	10.50%	10.50%	11.18%

				SOP 2013	SOP 2014	Plans SOP
Method of Assessment				Black&Scholes	Black&Scholes	Binomial
Volatility				40.00%	40.00%	57.37%
Rate of Dividends				3.00%	3.00%	5.43%
Vesting Period				3 Years	3 Years	3 Years
Average Exercise Time				5 Years	5 Years	3.72 Years
Risk-Free Rate				11.80%	10.50%	11.18%
Probability of Occurrence				60.27%	71.26%	43.11%
Fair Value for Shares				R$5.96	R$6.45	R$7.19

The average value of shares SANB11 (Shares of the Bank in BM&FBovespa) on March 31, 2016 is R$14.85 (12/31/2015 - R$16.05).

In the first quarter of 2016, daily pro-rata expenses amounting of the R$14,654 (2015 - R$3,121) Bank and R$14,934 (2015 - R$3,174) Consolidated, relating to the plan of Purchase Option Certificate of Deposit Shares - Units (SOP) and expenses of R$9,787 (2015 - R$1,835) Bank and R$10,080 (2015 - R$1,915) Consolidated, relating to plan for the Long-Term Incentive - Investment Certificate of Deposit Shares - Units (PSP). Expenses related to the SOP plans and PSP are recognized in respect of stockholders' equity and other obligations, respectively.

					Date of	Date of Expiry
	Number of		Concession	Employees	Commencement	of Exercise
	Units	Exercise Price	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2014	13,830,464
Cancelled Options (SOP 2013)	(748,408)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (PSP 2013)	(117,453)		2013	Executives	08/13/2013	06/30/2016
Cancelled Options (SOP Delivery 2014)	(52,500)	14.31	2011	Executives	10/26/2011	06/30/2016
Exercised Options (SOP Delivery 2014)	(248,499)		2011	Executives	10/26/2011	06/30/2016
Balance Plans on 31/dec/2015	12,663,604
Cancelled Options (SOP 2013)	(311,299)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (PSP 2013)	(13,511)		2013	Executives	08/13/2013	06/30/2016
Exercised Options (SOP Delivery 2014)	(3,943)	14.31	2011	Executives	10/26/2011	06/30/2016
Balance Plans on 31/mar/2015	12,334,851
SOP Delivery 2014	723,483	14.31	2011	Executives	10/26/2011	06/30/2016
SOP 2013	9,178,918	14.43	2013	Executives	2/5/2013	06/30/2018
PSP 2013	2,432,450		2013	Executives	08/13/2013	06/30/2016
Total	12,334,851

f.2) Global Program

Long-term Incentive Policy

In 2014, it was released a share delivery plan called Long Term Incentive Global Grant 2014 - ILP CRDIV. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	Pl10	Pl11	Pl12		Pl13		Pl14
Expected Volatility (*)	15.67%	19.31%	42.36%		49.64%		51.35%
Annual Dividend Yield Based on Last Five Years	3.24%	3.47%	4.88%		6.33%		6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan	4.50%	4.84%	2.04%		3.33%		4.07%

(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

Global Plan CRD-IV:
			2 Years		3 Years		4 Years
Future Income Dividend				11.1%		10.8%	9.5%
Expected Volatility				32.7%		34.7%	36.9%
Volatility Comparator				12% -52%		16% - 56%	16% - 52%
Risk-Free Interest Rate				1.7%		2.1%	2.5%
Correlation				0.55		0.55	0.55

The indicator will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (TSR) of the Santander Group with the RTA of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification (2015) and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in dollars. If the indicators are reached, the target will be converted to Group's shares awarded in installments in the years 2016, 2017 and 2018, with sale restriction of one (1) year after each delivery.

	Number of Shares				Date of Commencement of the Period		Date of Expiry of Period
		Granted Year	Employees	Funcionários
Balance Plans on December 31, 2015	-	2014	Executives	Executivos
Balance Plans on March 31, 2016	1,613,057

In the first quarter of 2016, pro-rata expenses were not registered, in the same perido of 2015 were registred in the amount of R$3,281 Bank and R$3,334 Consolidated, related to the costs of the cycles mentioned, for the totaling of the Global Program.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Referenced Variable Remuneration in Shares

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in variable remuneration shares to the Group companies, including Banco Santander. This new policy, with adjustments applicable to Banco Santander, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash or shares payment, as shown below, owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based variable remuneration is with in the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was the subject to resolution of the ordinary general meeting February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the Extraordinary General Meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in Extraordinary General Meeting of June 3, 2013.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The variable compensation plan Banco Santander has been assessed and became divided into two programs: (i) Collective Identified and (ii) Collective undentified.

i) Collective Identified - Participants of the Executive Committee, Statutory Officers and other executives who take significant risks in the Bank and are responsible for the control areas. The variable remuneration of executives, a part is deferred into shares, paid 100% in Units SANB11. In the first quarter of 2016, we recorded revenues in the amount of R$5,765 (2015 – expenses in the amount of R$891) Bank and R$5,897 (2015 - expenses in the amount of R$1,689) Consolidated, regarding the provision of the plan.

ii) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 100% of CDI. In the first quarter of 2016, there were recorded revenues of R$3,821 (2015 - expenses in the amount of R$2,692) in the Bank and R$4,159 (2015 - expenses in the amount of R$2,720) in the Consolidated.

36. Risk Management Structure

Banco Santander in Brazil follows the model of the Banco Santander Spain, which is based on a prudent risk management and the definition of risk appetite on the part of senior management in view of the local regulator and international good practices, aiming to protect the capital and ensuring the profitability of business. The Bank is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

- Operational risk is the possibility of incurring losses arising from failure, deficiency or inadequacy of internal processes, people and systems or from external events, excluded strategic risk and reputational risk. This definition includes the legal risk associated with inadequacy or deficiency in contracts, as well as penalties due to noncompliance with legal regulations and compensation for damages to third parties arising from activities performed by the institution. The management and control of operational risks aims to strength the business environment internal control factors and so to enhance the making decision process and fulfill the requirements from Regulators, Basel Capital Accord and Sarbanes-Oxley. The model also follows the guidelines established by Banco Santander Spain which is based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission - Enterprise Risk Management - Integrated Framework.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk,policies,implementation of process, including monitoring, training, and appropriate communication of rules and laws to be applied to each businesses area of the Banco Santander.

The Compliance Risk is also associated with Money Laundering and the Terrorism Financing problems.

The inherent risk of Money Laundering is associated with the possibility of the Bank be used by your costumers for Money Laundering through the hiring of products, services and realization of common or structured transactions involving funds earned from illicit businesses in Brazil and abroad, such as drug trafficking, public corruption, tax evasion and others.

In the case of Terrorism Financing, the risk is related to the performance of transactions or in support of individuals and companies listed on international lists published by the FATF - Financial Action Task Force on Money Laundering, UN, European Union, among others, or funds of those people who identify themselves as supporters of extremist groups and for this reason, perform contributions, donations and work in a structured way in order to financially assist the terrorism.

As a Financial Institution that recognizes the threats and issues involving money laundering and terrorism financing, as well as the effects these practices have on our society and financial market, Banco Santander (Brasil) S.A. maintains a legal and regulatory compliance program which seeks the prevention and combat of these illegal activities.

- Reputational Risk - risk of damage in perception of the Bank by the public, customers, investors or any other interested party.

Risk management at Banco Santander is based on the following principles:

- Independence of the risk function in relation to business. The responsible for the Bank's Risk Division reports directly to the Executive Committee and the Council;

- Involvement of Senior Management in decision-making;

- Consensus for decision making on credit operations between the areas of Risk and Business.

- Collegiate decision-making, including the branch network, with the aim of encouraging diversity of opinion and avoid assigning individual decisions;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management; and

- Definition of policies and procedures, which constitute the basic Corporate Risk Policy, which governs the activities and processes of risk.

Maintaining a risk profile is medium-low, and low volatility through:

- This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors, products or geographic regions;

- Maintenance reducing the complexity level of market operations; and

- Careful monitoring of risks to prevent possible deterioration of the portfolios.

Corporate Governance of the Risk Function

The structure of the Risk Committees of Banco Santander is defined according corporate standards, and the weekly meetings, has the following responsibilities:

- Ensure that local policies are implemented and followed in accordance with corporate standards;

- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

- Ensure that the activities of Banco Santander are being performed according to the tier of risk tolerance previously approved by the Banco Santander Spain;

- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties; and

- To resolve transactions that are not within the delegated scope to the other tiers of the administration and to determine the limits of pre-classification global limits of risk in favor of economic groups or in relation to the exposure by risk type.

The Executive Risk Committee has delegated part of its assignments to the Risk Committees, which are structured by business category, type and sector risk. The risk function of the Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas, and reports directly to the Chairman of the Banco Santander being fundamental to have an independent vision and control risk.

The governance model is structured as a decision vision, focusing on the review and approval of proposals and credit limits, as well as a full control view of risks.

Credit Risk Management

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Besides, it is responsible for the control and monitoring system used in risks management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

The specialization of the risk function is based on the type of client and the process of risk management, making a distinction between two segments: individualized customers and standardized (standardized management).

- Customers under individual management: customers from the wholesale sector, financial institutions and certain companies. Risk management is executed by an assigned risk assessor. The customer is placed in a portfolio by a risk assessor who draws up the analyses, forwards the same to the committee and monitors the progress of the customer; and

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

Collection of documentation and information necessary to complete the analysis of the risk involved in credit operations, the identification of the borrower, counterparty, the risk involved in the operations, the classification of the degree of risk in different categories, the granting of credit, periodic assessments risk tiers; It`s procedures are applied by the Bank to determine the volumes of guarantees and provisions necessary for the credit operations are conducted in accordance with current regulations and safety due. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the needs of risk management and the current market scenarios.

The credit risk profile undertaken by Banco is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sector and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

The implemented capital management model has an adequate and well defined structure and the actions taken are planned and effective, allowing a safe control and an efficient use of the capital.

The established structure has a segregation of duties by specialized area, as follows:

i) Risk Area – responsible for identifying, modeling and controlling of the risks;

ii) Capital Area – responsible for the control, the assessment and the reports of the capital consumption; and

iii) Financial Management Area - responsible for the planning and the capital management.

All the processes, calculations and models involved in capital management are audited and validated internally, having the results reported to the Management.

As the structure of risk management, it is based on three basic principles:

1. Segregation of Duties: A proper management and control of Capital requires a clear allocation of responsibilities among the different duties and areas involved in both local and corporate levels, as well as the coordination and cooperation among them to achieve the unit and the Group's objectives.

2. Organizational Structure: The local organizational structure involved in Capital management should be consistent with the corporate structure, without prejudice to the application of the proportionality principle.

3. Decisions by Collegiate Bodies: The establishment of collegiate bodies in the Capital Area ensures the contrast of opinions, preventing decisions taken individually, in local or corporate level.

Santander Brasil has a director responsible for capital management, appointed by the Board of Directors. Furthermore, we have an institutional policy of capital management that serves as a guideline for the calculation, management, control and reporting of the Capital, fulfilling all the defined requirements for a capital management structure established in the Resolution CMN 3,988/2011.

a) Rating Models

The Banco Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience, except for certain portfolios classified as low default portfolios. The ratings are used in the approval process and monitoring of risk.

The Global rating tools are applied to those segments of sovereign risk, financial institutions and global wholesale customers (GCB), with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on balance sheet ratios or macroeconomic variables, supplemented by the judgment of the analyst.

In the case of private companies and institutions portfolio, was defined a methodology to develop a single rating for each country, based on the same modules as the previous ratings: quantitative or automatic (in this case analyzing the credit behavior of a sample of clients in relation their financial statements), or qualitative review by an analyst and final adjustments.

The ratings assigned to customers are reviewed periodically, incorporating the new financial information and experience developed in the banking relationship. The frequency of revisions is high in the case of customers who reach certain tiers in automatic warning systems and customers classified as special monitoring. Their own rating tools are reviewed for qualifications awarded by them are progressively cleared.

For customers with standardized management of both companies as natural persons, there are scoring tools that automatically assign a score to the proposed transactions.

These systems are complemented loan approval with performance rating models, which allow for greater predictability of risk assumed and are used for preventive activities and trading.

b) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a tier of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

- Pre-sale: includes processes of planning, target setting, calculation of the Banco Santander´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

- Sale: this is the decision-making phase for pre-classified and specific transactions; and

- Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This process identifies the bank´s interest, evaluating business proposals and risk position. In the global risk limit plan, a previously agreed document is defined to integrate the management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In individualized risks, the most basic tier is the customer for which are set individual limits (pre-classification).

For large economic groups is used a pre-classification model based on a system of measurement and monitoring of economic capital. For the corporate segment, we use a pre-classification model simplified to customers that meet certain requirements (knowledge, rating, etc.).

In the case of risks with customers with similar characteristics, risk limits are designed by credit management programs (PGC), a document agreed upon by the business areas and risks and approved by the Risk Committee or its Committees Delegates, which contains the expected results of the business in terms of risk and return, beyond the limits that are subject to the respective activity and risk management.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is done at least annually and may be revised more frequently if the risk profile of the client request (due warning systemas visits centralized or manager or credit analyst) or if there are specific operation outside the previous classification.

Transaction Decision-Making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by a teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

For this, we designed a system called "Special Surveillance Firms" (FEVE, initials in Spanish) that distinguishes four categories based on the level of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). Inclusion of a company in FEVE System does not mean that a default has occurred, but it is advisable to adopt a specific policy with it, allocating a responsible and setting the deadline for implementation of the policy. Customers classified in FEVE are reviewed at least every six months or every quarter in the case of customers most severe categories. The classification of a company in FEVE derives from the actual monitoring, the review conducted by the internal audit manager responsible for the decision of the company or the triggering of the automatic warning system.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

c) Risk Control

Its function is to obtain a global view of the Banco Santander´s credit portfolio throughout the various phases of the risk cycle, with a tier of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Executive Committee.

d) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Bacen, in accordance with CMN Resolutions 2,682/1999, 2,697/2000 and Bacen 2,899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

e) Regulatory Capital

The capital management of Banco Santander is performed for both regulatory capital and for economic capital. The management of regulatory capital is based on the analysis of "ratios" of capital, using criteria defined by the Central Bank. Banco Santander presents an active capital management including securitizations, sale of assets and portfolios, emissions of preferred shares and hybrid instrument. The evaluation model of economic capital is to ensure the availability of capital to support all risks of their economic activity in the various business units, in different scenarios, with the solvency levels agreed by the Banco Santander.

f) Credit Recovery

The Recovery business area is responsible for managing the non-performing portfolio. The area has the role to define, implement and monitor strategies and performances related to the delinquent customer portfolios, seeking to ensure maximum efficiency in the recovery and considering all legal requirements.

The area uses statistical tools to study the behavior of customers by drawing more assertive strategies for recovery. One of the tools used is the behavioral score used to study the performance of different groups, seeking recovery of business, cost reduction and achieve pre-established goals. Customers most likely to pay are classified as low-risk customers with low probability of payment are classified as high risk, determining the intensity of the charge.

The performances of the collection channels are defined by the "Map of Responsibility", a document that uses the time of default versus the risk of value, and other characteristics used to compose the definition of strategies.

Daily contacts central route of service, inclusion in the credit protection agencies, sending collection letters, and contacts through the network of agencies are tools used for credit recovery, combined with these actions, the Bank use some specific charges according to the public as detailed below:

• Internal teams specialized in restructuring and credit recovery with direct management of delinquent customers with overdue more than 60 days and higher values;

• Specialized external offices to collect, report and assess high-risk customers. These offices are commissioned according to pre-established percentages applied to the amounts recovered.

After exhausting all collection features execute sales of non-performing loans portfolio. These sales of loan portfolios held periodically through an auction process, pricing the portfolio fairly and with less impact to the Bank.

g) Social and Environmental Risk

The inclusion of social and environmental aspects into the business strategy is one of Santander Brazil working premises. The set of practices on this topic follows its own agenda within three strategic axles:

(i) Social and Financial Inclusion;

(ii) Education; and

(iii) Social and Environmental Businesses and Management.

Santander’s view on the topic is based on the society and the market need to evolve towards better social and environmental practices, fostering an economy that is dynamic, inclusive and environmentally balances. Under this perspective, sustainability in Santander is translated into risk management and the positive agenda, connected promoting customers’ businesses and developing bank activities.

Santander Brazil is prepare for a collaborative process of construction, sharing of experiences and results with its peers, main stakeholders and with Brazilian Central Bank. This movement will make the National Financial System more solid and robust, therefore better prepared for a new global economic scenario and its challenges.

The Bank sustainability governance model has the purpose of ensuring the strategic alignment, supporting the topic continuous development inside the Bank and managing risks related to this topic.

The main global reach body of this structure is the Global Sustainability Committee of Santander Group, comprised of Global CEO and senior management members who ensure the sustainability integration into the business model through the definition of strategic plans and sustainability policies of the Bank.

In Brazil the application of these guidelines in Corporate Governance in performed in two instances: the Sustainability and Society Committee, connected to the Board of Directors and led by the Bank CEO and has three independent members, and the Sustainability Board, connected to the Vice-Presidency of Communication, Marketing, Institutional Relations and Sustainability.

In order to be the best commercial bank and gain the trust of the main stakeholders, employees, customers, shareholders and society, it is also indispensable to have a solid risk culture, in which the principles are merged into Santander risks culture that is translated into a priority that supports business development from the promotion of sustainability.

• Responsibility: everybody is responsible for risk management.

• Resilience: the Bank must have the necessary resilience (prudence and flexibility) to ensure sustainability in different scenarios.

• Challenge: The Bank must question itself daily on everything its employees done and ask itself if that is the best way to manage risks.

• Simplicity: when the Bank talk about risks, it talks about simplicity and clarity.

• Guidance to the customer: all of risk management must be customer-oriented.

To Santander, the Social and Environmental Risks associated with the responsible granting of credit and proper management of the impacts caused by the organization activities. Likewise, it is understood that social and environmental risk is transversal to other risks and should be managed effectively and systematically. The non-compliance with this approach may result on potential direct and indirect consequences such as reduction of cash flow, loss of assets, image risk, public health risk, loss of natural ecosystems, among others.

Governance of Social and Environmental Responsibility Policy

The PRSA establishes the core elements of governance for the proper treatment of environmental issues: the appointment of a Director responsible for the compliance with the policy, monitoring of the policy by a Committee appointed by the Board of Directors and the establishment of a process that encourages continuous improvement and promotes adherence to check the guidelines established in the PRSA.

A set of instruments, information flows and decision stages will be implemented in 2016 to promote the practices related to this governance and ensure compliance with the PRSA. Their main goals are:

• Ensure the engagement of senior management in decision-making involving social and environmental aspects deemed as critical (high level of exposure to social and environmental risk, according to proportionality and relevance);

• Reinforce the complementary role between the two decision stages of the PRSA, Risks Management Unit (UGR) and the appointed responsible executive;

• Ensure the flow of relevant information between the interface areas with the PRSA topics;

• Define roles and responsibilities regarding monitoring, analysis and continuous improvement of actions.

PRSA governance does not replace the governance established in the areas, but rather complements it. Thus, especially regarding information and decision flows, additional measures related to social and environmental diligence in credit and investment processes will be provided. For such cases, in addition to the criteria already in force for analysis of social and environmental risk, others are being implemented to capture possible risks that were not identified, in order to mitigate the preventively.

Social and Environmental Risk Policy

The Social and Environmental Risk Policy of Banco Santander is inserted under the Social and Environmental Responsibility Policy (PRSA) of the institution, in line with the new CMN Resolution 4,327/2014.

This policy is applied to the Wholesale Banking segment and, in addition to credit granting, provides analysis of environmental issues in accepting clients. The Environmental Risk area examines the social and environmental management of the client, checking items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of application of penalties.

Organization Activities Impacts Management

With regard to environmental management, with about 50,000 employees the activity of Santander Brazil generates significant consumption of resources such as energy, water and paper. In all its dimensions, the Bank adopts eco-efficiency strategies to minimize environmental impacts and financial costs.

Among the highlights of 2015 is the opening of the pilot branch of Santander new service model. In the project, requirements related to environmental self-sufficiency of the unit, such as photovoltaic energy solutions and rainwater harvesting solutions, have been inserted and which will be integrated to the unit in 2016.

In 2015, the policy of the Environmental Management System was reformulated and approved contemplating these material aspects of the organization. A new strategy and a new governance were implemented, ensuring the involvement of senior management in decision making concerning environmental issues. New goals were also defined.

The New Environmental Management Policy of Santander's main guidelines:

• Meeting legal requirements and other applicable;

• Promoting measures aimed at the energy and water efficiency, use of renewable energies in order to make the best use of natural resources, conserving them;

• Promoting the proper management of waste, including electronic waste; and

• Contributing to combat climate change through better measurement, report and reduction practices of their emissions of greenhouse gases, using national and internationally recognized standards.

Energy

Santander Brazil has a global target to reduce the energy consumption by 9% until 2017, since 2015. The following reduction actions are scheduled for 2016: changing conventional lamps for LED technology and installation of more efficient air-conditioning equipment in branches and with less greenhouse gas emissions.

Water

Water is a critical topic for the operations of any company. In Santander we adopt practices to reduce consumption so that the operation can be more efficient, avoiding wastes. In addition to that, we encourage our customers and employees to adopt efficiency solutions in their daily lives.

Waste

The Bank manages the waste generated in its administrative units sending them to recycling. Organic and non-recyclable waste are sent to a licensed landfill. In Santander Tower, organic waste is dehydrated, reducing its volume by 75%.

Greenhouse Gas Emissions

The climate change topic is strategic for Banco Santander, since it affects its operations and customers.

In its own activity, Santander guides its greenhouse gases emissions management according to the global target of reducing emissions by 9% until 2017, in comparison to 2015. The monitoring of this target is performed by Huella Ambiental, an eco-efficiency global indicator of Santander Group.

Since 2008, Santander prepares its emissions inventory through the Greenhouse Gas Protocol (GHG Protocol Brazil) system, which has top certification. The bank also compensates its greenhouse gases emissions through the purchase of carbon credits from certified projects, and participates on the Carbon Disclosure Project (CDP), in which it has a leadership position, being among the 10 best ranked companies in Brazil.

Reduction commitments and targets were publicly undertaken in the Global Compact. The Bank encourages the society to reduce and compensate its emissions through the Program Reduza e Compense CO2 (Reduce and Compensate CO2), an online platform with reduction tips that allows people to calculate and compensate their emissions by purchasing carbon credits.

Social and Environmental Management of Suppliers

Between the main suppliers of Santander, we highlight companies of the security, transport of valuables, technology and Call Center sectors. These suppliers are supported in the Bank contracts by social and environmental liability provisions aligned with the Global Compact - initiative of the United Nations Organization (UN) to adopt practices worldwide accepted on topics such as human rights, labor relations, environment and combat to corruption, which is a signatory since 2007.

In addition to the approval process, in which suppliers are evaluated on technical, administrative, legal and environmental aspects, the Bank also has a Supplier Qualification Index (IQF) which is applied to critical suppliers.

Financial Education

The Bank has specific financial education initiatives to employees, customers, shareholders and society, with the purpose of increasing our stakeholders knowledge on Bank products, so that they can make safe decisions. These actions also contribute to improve our customer portfolio, and comply with the National Strategy of Financial Education.

In 2016, Santander Brazil published in its Annual Report the commitment to train 30 Bank employees as multipliers so that they can perform lectures and education activities and/or financial guidance to companies and universities that are customers.

Transparency

We published the Annual Report, which brings together economic, social, environmental and governance information about Santander Brasil, occurring between January 1 and December 31, 2014 each year. The material follows the Global Reporting Initiative (GRI) - G4 version, in "comprehensive" model of report. In addition to the GRI, it presents the guidelines established by the Brazilian Association of Listed Companies (Abrasca), the standard AA1000SES (AA1000SES Stakeholder Engagement) and from 2014, it began to incorporate some guidelines of the first integrated reporting framework established by the IIRC (International Integrated Reporting Council). This report 'the publication' goes through assurance process issued by an independent audit.

h) Other Information

(i) The management of regulatory capital is based on the analysis of the adequacy of capital through the basel index using the criteria defined by the Central Bank. The goal is to achieve efficient capital structure considering capital costs, regulatory requirements, goals of rating and return to investors.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

37. Corporate Restructuring

We implemented several social movements in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On 24 July 2015, Aymoré CFI and Banco Santander, in furtherance of the partnership entered into between Banque PSA Finance (“Banque PSA”) and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA brands (Peugeot, Citroën and DS) in Europe, on this date Banco Santander entered into binding agreements for the formation of a financial cooperation in Brazil with Banque PSA to locally offer a range of financial and insurance products to consumers and distributors of the PSA brands. The main vehicle of the financial cooperation shall be Banco PSA Finance Brasil S.A., which shall be held in the proportion of fifty per cent (50%) by Aymoré CFI, and fifty per cent (50%) by Banque PSA. The acquisition shall be carried out for the proportional book value on the closing date. The transaction also contemplates the acquisition, by subsidiaries of Banco Santander, of hundred per cent (100%) of PSA Finance Arrendamento Mercantil S.A. which purchase price shall be equivalent to seventy four per cent (74%) of its book value on the closing date, and, of fifty per cent (50%) of PSA Corretora de Seguros e Serviços Ltda., which purchase price shall be equivalent to the proportional book value on the closing date. The closing of the transaction will be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory and anti-trust approvals.

b) Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”)

On October 3, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31,128, through the issuance of 20 million new common shares.

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

c) Sale of Santander Securities Services Brasil DTVM S.A.

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil DTVM S.A.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brasil DTVM S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A., was concluded at the amount of R$859 million.

The transaction generated a gain of R$750,550 before taxes recorded in the Non-Operating Income item.

The operation fits into the context of a global negotiation of the custody business, which involves, in addition to Brazil, the qualified custodian activity in Spain and Mexico.

d) Other Corporate Movements

We also performed the following corporate actions:

• On April 30, 2015 it was formalized the merger and the consequent extinction of the companies KM Locanet Ltda. - ME (Compreauto) and Ideia Produções by Webmotors S.A. (Note 15).

On April 30, 2015, it was formalized the merger and consequent extinction of the company Go Pay by Getnet S.A., being the net assets in the amount of R$291 transferred from GoPay to Getnet S.A., dated as of March 31, 2015 (Note 15).

• On March 23, 2015, Santander Participações sold its entire stake in Santos Energy to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127,012 (Note 13).

• On March 23, 2015, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 120,000 (Note 13).

38. Other Information

a) The co-obligations and risks on guarantees provided on behalf of customers, recorded in off balance accounts, amounted to R$36,737,556 (12/31/2015 - R$39,899,151) Bank and R$37,197,530 (12/31/2015 - R$40,408,776) Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$2,417,815 (12/31/2015 - R$2,542,286) and the total amount of investment funds and assets managed is R$136,377,214 (12/31/2015 - R$130,345,248) recorded as off balance accounts.

c) The insurance contracted in effect on March 31, 2016, the global bank, fires, vehicles and other, have coverage amount of R$1,003,306 (12/31/2015 - R$998,255) Bank and R$1,009,801 (12/31/2015 - R$1,004,750) Consolidaded and global bank, was hired insurance with coverage amount of R$296,999 (12/31/2015 - R$296,999) Bank and Consolidated, may be used alone or together, provided they do not exceed the contracted amount.

d) Restricted operations were as follows:

Bank/Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2016	03/31/2016	12/31/2015	03/31/2015
Restricted Operations on Assets
Lending Operations	-	170	10,156	306
Liabilities Restricted Operations on Assets
Deposits	-	(170)	(10,156)	(306)
Net Income		-		-

e) Obligation Offset and Settlement Agreements - CMN Resolution 3,263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of March 31, 2016 is R$3,097,880, of which R$629,318 up to 1 year, R$1,835,580 from 1 year to up to 5 years and R$632,982 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$638 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in the firts quarter of 2016, were valued at R$161,218 (2015 - R$169,856).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

g) In the context of the merger transaction of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet H.U.A.H. S.A.) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.), Banco Santander has granted to members of the Getnet H.U.A.H. S.A. a put option whose purpose all shares of Getnet H.U.A.H. S.A. held by them, equivalent to 11.5% of the total capital of the company. Considering the conditions for the exercise of the put option, was not registered any corresponding obligation.

h) In the context of the operation, were granted between Banco Santander e Banco Bonsucesso S.A. (Banco Bonsucesso) the institutions a put option (Banco Bonsucesso right of sale) and purchase (Banco Santander right to acquire), relating to all shares issued by the Banco Bonsucesso held by them, representing to 40.0% of the total capital of the company. Considering the conditions for the exercise of the put option, no corresponding obligation was not recorded.

****

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
Officers´ Stament on the Financial Statements

In order to comply with article 25, § 1, item V, of the Brazilian Securities an Exchange Commission (CVM) Instruction nº 480, of December 7, 2009, members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that discussed, reviewed and agreed with the opinions expressed in the Banco Santander's Independent Auditors´ Report for the Financial Statements prepared in accordance with BRGAAP criteria for the period ended March 31, 2016 and the documents that compose them, as follows: Performance Review, balance sheet, income statement, statement of changes in equity, cash flows statement, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in Brazil, according to the Brazilian Corporations Law, the rules of the National Monetary Council (CMN), the Central Bank of Brazil, in accordance with the Accounting Plan of National Financial System Institutions (COSIF) and other regulations and legislation applicable. These financial statements and the documents that compose them were the subject of unqualified opinions by the Independent Auditors and the Company´s Audit Committee.

Members of Banco Santander´s Executive Board on March 31, 2016:

CEO
Sergio Agapito Lires Rial

Senior Vice-President Executive Officers
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officers Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez de Colmenares Alvarez
Luiz Felipe Taunay Ferreira
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Mara Regina Lima Alves Garcia
Marcelo Malanga
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Marino Alexandre Calheiros Aguiar
Mário Adolfo Libert Westphalen
Mario Roberto Opice Leão
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
Officers´ Statement on Independent Auditors' Report

In order to comply with article 25, § 1, item V, of the Brazilian Securities an Exchange Commission (CVM) Instruction nº 480, of December 7, 2009, members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that discussed, reviewed and agreed with the opinions expressed in the Banco Santander's Independent Auditors´ Report for the Financial Statements prepared in accordance with BRGAAP criteria for the period ended March 31, 2016 and the documents that compose them, as follows: Performance Review, balance sheet, income statement, statement of changes in equity, cash flows statement, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in Brazil, according to the Brazilian Corporations Law, the rules of the National Monetary Council (CMN), the Central Bank of Brazil, in accordance with the Accounting Plan of National Financial System Institutions (COSIF) and other regulations and legislation applicable. These financial statements and the documents that compose them were the subject of unqualified opinions by the Independent Auditors and the Company´s Audit Committee.

Members of Banco Santander´s Executive Board on March 31, 2016:

CEO
Sergio Agapito Lires Rial

Senior Vice-President Executive Officers
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officers Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez de Colmenares Alvarez
Luiz Felipe Taunay Ferreira
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Mara Regina Lima Alves Garcia
Marcelo Malanga
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Marino Alexandre Calheiros Aguiar
Mário Adolfo Libert Westphalen
Mario Roberto Opice Leão
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 27, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicenti
Carlos Rey de Vicenti Vice - President Executive Officer